Exhibit 99.1

TURQUOISE HILL RESOURCES LTD.

Annual Information Form

For the year ended

December 31, 2019

Dated March 18, 2020

TABLE OF CONTENTS

PRESENTATION OF INFORMATION	1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CAUTIONARY NOTE TO U.S. INVESTORS	5

INTERPRETATION INFORMATION	5

CURRENCY AND EXCHANGE RATES	5
DEFINITIONS	6
CONVERSION FACTORS	9
GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS	9

CORPORATE STRUCTURE	10

NAME, ADDRESS AND INCORPORATION	10
INTER-CORPORATE RELATIONSHIPS	10

GENERAL DEVELOPMENT OF THE BUSINESS	11

OVERVIEW	11
THREE YEAR HISTORY	11
AGREEMENTS WITH RIO TINTO	20
AGREEMENTS WITH THE GOVERNMENT OF MONGOLIA	24

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITIES	31

RISK FACTORS	45

DESCRIPTION OF THE BUSINESS	65

CURRENT TECHNICAL REPORT AND QUALIFIED PERSONS	65
OYU TOLGOI PROJECT	65
OTHER PROJECTS	105
OTHER INFORMATION	105

DIVIDENDS	105

DESCRIPTION OF CAPITAL STRUCTURE	106

COMMON SHARES	106
PREFERRED SHARES	106

MARKET FOR SECURITIES	107

DIRECTORS AND OFFICERS	108

NAME AND OCCUPATION	108
SHAREHOLDINGS OF DIRECTORS AND EXECUTIVE OFFICERS	109
COMMITTEES OF THE BOARD OF DIRECTORS	110
CONFLICTS OF INTEREST	110
AUDIT COMMITTEE INFORMATION	110

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	111

TRANSFER AGENT AND REGISTRAR	111

MATERIAL CONTRACTS	111

INTERESTS OF EXPERTS	112

ADDITIONAL INFORMATION	113

PRESENTATION OF INFORMATION

Unless otherwise noted, the information contained in this annual information form (“AIF”) is given as at or for the year ended December 31, 2019. All references to the “Corporation” and to “Turquoise Hill” herein refer to Turquoise Hill Resources Ltd. and, where the context so requires, includes its subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this AIF, including statements relating to matters that are not historical facts and statements of the Corporation’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States (“U.S.”) Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, information regarding the timing and amount of production and potential production delays, statements in respect of the impacts of any delays on the Corporation’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning, statements regarding timing and status of underground development, the development options under consideration for the design of the Panel 0 and the related cost and schedule implications, timing and status of the Tavan Tolgoi-based power project, the expectations set out in the Tavan Tolgoi Power Plant Feasibility Study, the potential impact of COVID-19 on the Corporation’s business, operations and financial condition, capital and operating cost estimates, timing of completion of the definitive estimate review, mill throughput, the initiation of formal international arbitration proceedings, anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Corporation to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Corporation will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure and sequence of mining in Panel 0, the availability and timing of required governmental and other approvals for the construction of the Tavan Tolgoi Power Plant, the status of the Corporation’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including public health crises, strikes, blockages or similar events outside of the Corporation’s control) that may affect the Corporation’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; global climate change; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Corporation has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Corporation to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Project Finance Facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Corporation to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the Statutory Feasibility Study and the 2016 OTTR); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved Commercial Production, there is no assurance that future development activities will result in profitable mining operations.

This AIF also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in this AIF are exclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Such estimates are, in large part, based on the following:

●

Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralisation or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Corporation’s mining projects may render mining of ore reserves uneconomic and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

●	Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralisation of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

●

Assumptions relating to projected future metal prices. The Corporation uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

●

Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

In addition, see “Cautionary Note to U.S. Investors” in this respect.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Corporation’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of this AIF.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of this AIF that may affect future results is not exhaustive. When relying on the Corporation’s forward-looking statements and information to make decisions with respect to the Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in this AIF are made as of the date of this document and the Corporation does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in this AIF are expressly qualified by this cautionary statement.

CAUTIONARY NOTE TO U.S. INVESTORS

This AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for mineral resources and mineral reserves. NI 43-101 is a rule developed by the Canadian Securities Authorities that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with SEC disclosure.

INTERPRETATION INFORMATION

Currency and Exchange Rates

In this AIF, all dollar amounts are quoted in U.S. dollars unless otherwise indicated. References to “$” and “US$” are to U.S. dollars, references to “C$” are to Canadian dollars and references to “A$” are to Australian dollars.

The Bank of Canada daily exchange rates for the conversion of one U.S. dollar using Canadian dollars were as follows during the indicated periods:

(Stated in C$)

	Year Ended December 31,
	2019	2018

End of period	1.2988	1.3642

High for the period	1.3600	1.3642

Low for the period	1.2988	1.2288

Average for the period	1.3269	1.2957

The Bank of Canada daily exchange rate on March 18, 2020 for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals C$1.4496 (one Canadian dollar on that date equalled US$0.6898).

Definitions

In this AIF, unless there is something in the subject matter or context inconsistent therewith, the following terms have the meanings assigned to them below. Other capitalized terms used in this AIF and defined elsewhere in the text of this AIF shall have the definitions assigned to such terms elsewhere in this AIF and, unless otherwise indicated, shall have such meaning throughout this AIF. Certain other scientific and technical terms and abbreviations used in this AIF are defined under the section headed “Interpretation Information – Glossary of Technical Terms and Abbreviations”.

“2016 OTTR”	means the technical report titled “Oyu Tolgoi 2016 Technical Report” prepared in accordance with the requirements of NI 43-101 by OreWin Pty Ltd. with an effective date of October 14, 2016.

“ARSHA”

means the Amended and Restated Shareholders’ Agreement dated June 8, 2011 among Oyu Tolgoi LLC, THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.), Oyu Tolgoi Netherlands B.V. and Erdenes MGL LLC.

“Board of Directors”	means the board of directors of the Corporation, as constituted from time to time.

“Canadian Securities Authorities”	means the securities commissions or similar securities regulatory authorities in the various provinces and territories of Canada.

“Commercial Production”

means the first day of the month following the month in which regular shipments to customers first occurred after achievement of 70% of planned concentrator throughput for a continuous period of 30 days, based on design capacity at that stage of construction for Oyu Tolgoi, and was achieved in September 2013.

“Common Shares”	means common shares in the capital of the Corporation.

“Entrée Earn-in Agreement”	means the equity participation and earn-in agreement dated October 15, 2004, as amended on November 9, 2004, between Entrée and the Corporation.

“Entrée”	means Entrée Resources Ltd., formerly known as Entrée Gold Inc.

“Entrée Joint Venture”

means the joint venture between Oyu Tolgoi LLC and Entrée contemplated by the Entrée Earn-in Agreement in respect of a portion of the Hugo North Extension in which (i) Oyu Tolgoi LLC holds an 80% interest and Entrée holds a 20% interest in minerals below 560 m, and (ii) Oyu Tolgoi LLC holds a 70% interest and Entrée holds a 30% interest in minerals above 560 m.

“Erdenes”	means either Erdenes MGL LLC or Erdenes OT LLC, as the context requires, each a company owned by the Government of Mongolia.

“ESIA”	means Environmental and Social Impact Assessment.

“Government of Mongolia”	means the political apparatus of Mongolia at the local, regional and/or national levels, as the context requires.

“Heruga”	means the Heruga mineral deposit of Oyu Tolgoi.

“Hugo Dummett Deposits”	means collectively, the Hugo North and the Hugo South mineral deposits of Oyu Tolgoi, including the Hugo North Extension zone.

“Hugo North”	means the Hugo North mineral deposit of Oyu Tolgoi.

“Hugo North Extension”	means the Hugo North Extension zone of Oyu Tolgoi, representing the extension of the Hugo Dummett Deposits into the area that is the subject of the Entrée Joint Venture.

“Hugo South”	means the Hugo South mineral deposit of Oyu Tolgoi.

“Investment Agreement”	means the Investment Agreement dated October 6, 2009 among the Government of Mongolia, Oyu Tolgoi LLC, the Corporation and RTIH in respect of Oyu Tolgoi.

“LIBOR”	means the London Interbank Offered Rate, the rate charged by one bank to another for lending money.

“MD&A”	means the Corporation’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2019.

“NASDAQ”	means the NASDAQ Stock Market.

“NI 43-101”	means National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

“NSR”	means net smelter royalty.

“NYSE”	means the New York Stock Exchange.

“Oyu Tolgoi LLC”	means Oyu Tolgoi LLC, formerly Ivanhoe Mines Mongolia Inc. LLC.

“Oyu Tolgoi”

means the Corporation’s copper and gold project located in the Southern Gobi region of Mongolia, which is being developed by Oyu Tolgoi LLC, and consists of a series of deposits containing copper, gold, silver and molybdenum, including the Oyut open pit mine and/or underground development, as the context requires.

“Oyu Tolgoi Project Financing”	means project financing for the development of Oyu Tolgoi.

“Oyu Tolgoi Shareholder Holdcos”

means THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.) and Oyu Tolgoi Netherlands B.V., the two indirect, wholly-owned subsidiaries through which the Corporation holds its interest in Oyu Tolgoi LLC.

“Oyut”	means the open pit mineral deposit at Oyu Tolgoi.

“PSCA”	means the Power Sector Cooperation Agreement entered into by Oyu Tolgoi LLC and the Government of Mongolia in August 2014 for the exploration of a Tavan Tolgoi-based independent power producer.

“PSFA”

means the Power Source Framework Agreement entered into in December 2018 between Oyu Tolgoi LLC and the Government of Mongolia which provides a binding framework and pathway forward for the construction of the TTPP Project.

“Project Finance Facility”

means the $4.4 billion project signed by Oyu Tolgoi LLC in December 2015 to support the underground development program. The Project Finance Facility was provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the U.S. and Australia, along with fifteen commercial banks.

“Preferred Shares”	means preferred shares in the capital of the Corporation.

“Rio Tinto”	means, collectively, Rio Tinto plc and its affiliates or, where appropriate, one of its affiliates, excluding Turquoise Hill Group.

“RTIH”

means Rio Tinto International Holdings Limited, a corporation incorporated under the laws of England and Wales and a member of Rio Tinto, and where the context requires, also refers to its subsidiaries, 46117 Yukon Inc. and 535630 Yukon Inc.

“RTSEA”	means Rio Tinto South East Asia Limited, an affiliate of RTIH.

“SEC”	means the United States Securities and Exchange Commission.

“Statutory Feasibility Study”	means the feasibility study filed by Oyu Tolgoi LLC in March 2015, as subsequently updated by Oyu Tolgoi LLC with the Mongolian Minerals Council in August 2015 and completed in May 2016.

“TTPP Project”	means the Tavan Tolgoi Power Plant project.

“Turquoise Hill Group”	means, collectively, Turquoise Hill and its subsidiaries or a group of subsidiaries, as the context requires.

“TSX”	means the Toronto Stock Exchange.

“Underground Plan”

means the Oyu Tolgoi Underground Mine Development and Financing Plan dated May 18, 2015 among the Government of Mongolia, Erdenes, Turquoise Hill, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., RTIH and Oyu Tolgoi LLC.

“YBCA”	means the Business Corporations Act (Yukon).

Conversion Factors

For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.471 acres	1 ha	0.405 ha	1 acre
3.280 feet	1 m	0.305 m	1 foot
0.621 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.104 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton (short)
0.029 ounces (troy)/ton	1 gram/tonne	34.286 grams/tonne	1 ounce (troy)/ton

Glossary of Technical Terms and Abbreviations

Certain scientific and technical terms and abbreviations used in this AIF are defined in the glossary of technical terms and abbreviations attached as Schedule B to this AIF.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Corporation was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares to 100,000,000 Common Shares and created 100,000,000 Preferred Shares. In February 1995, the Corporation was continued under the YBCA. In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares and an unlimited number of Preferred Shares. In June 1999, the Corporation changed its name to “Ivanhoe Mines Ltd.”. In August 2012, the Corporation changed its name to “Turquoise Hill Resources Ltd.”.

The Corporation’s head office is located at 1 Place Ville-Marie, Suite 3680, Montréal, Québec, H3B 3P2. The Corporation’s registered office is located at 300 - 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Inter-Corporate Relationships

The following sets forth, as of the date of this AIF, the name, jurisdiction of incorporation and the voting equity ownership interest of the Corporation in each of the subsidiaries through which the Corporation ultimately owns its interest in Oyu Tolgoi LLC. These subsidiaries are presented in descending order according to the chain of voting equity ownership. Accordingly, the first subsidiary presented in each group is owned directly by the Corporation and the voting equity ownership interest of the Corporation in that subsidiary is shown in the right hand column opposite its name and jurisdiction of incorporation. The voting equity ownership interest shown in respect of each other subsidiary is, except as otherwise indicated, that of the subsidiary listed immediately above it. The Corporation’s 66% voting equity ownership in Oyu Tolgoi LLC, which owns Oyu Tolgoi, the Corporation’s only material property as of the date of this AIF, is held between two groups of subsidiaries.

Oyu Tolgoi LLC Group One Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest

THR Delaware Holdings, LLC	Delaware	100%

THR Aruba Holdings LLC A.V.V. (formerly Ivanhoe Mines Aruba Holdings LLC A.V.V.)	Aruba	100%

THR Oyu Tolgoi Ltd. (formerly Ivanhoe Oyu Tolgoi (BVI) Ltd.)	British Virgin Islands	100%

Oyu Tolgoi LLC	Mongolia	0.09%

Oyu Tolgoi LLC Group Two Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation	Voting Equity Ownership Interest

THR Mines (BC) Ltd. (formerly Ivanhoe OT Mines Ltd.)	British Columbia	100%

Turquoise Hill Netherlands Coöperatief U.A.	Netherlands	100%

Oyu Tolgoi Netherlands B.V.	Netherlands	100%

Oyu Tolgoi LLC	Mongolia	65.91%

Additional direct and indirect subsidiaries of the Corporation (i) holding, individually, 10% or less, and in the aggregate, 20% or less of the Corporation’s consolidated assets, and (ii) generating, individually, 10% or less, and in the aggregate, 20% or less of the Corporation’s consolidated sales and operating revenues, in each case, as at and for the year ended December 31, 2019, have been omitted.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

Turquoise Hill is an international mining company focused on the operation and further development of the Oyu Tolgoi copper-gold mine in southern Mongolia, which is the Corporation’s principal and only material mineral resource property. Oyu Tolgoi is held through a 66% interest in Oyu Tolgoi LLC; the remaining 34% interest is held by Erdenes.

Three Year History

2017

In January 2017, the Corporation announced the appointment of Maryse Saint-Laurent, ICD.D, to the Board of Directors as an independent director effective January 4, 2017.

In February 2017, the Corporation announced the retirement of its Chief Financial Officer, Steeve Thibeault effective May 23, 2017.

In May 2017, the Corporation announced that Oyu Tolgoi LLC had signed a new power purchase agreement (the “Power Agreement”) with the National Power Transmission Grid (“NPTG”) of Mongolia. The Power Agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier.

In May 2017, the Corporation announced that Dr. James W. Gill, R. Peter Gillin, Ulf Quellmann, Russel C. Robertson, Maryse Saint-Laurent, Dr. Craig Stegman and Jeff Tygesen – being the nominees set forth in the management proxy circular dated March 23, 2017 – had been elected as directors of Turquoise Hill at the Corporation’s annual meeting of shareholders held on May 12, 2017. Ms. Rowena Albones did not stand for re-election to the Corporation’s Board of Directors.

In June 2017, Oyu Tolgoi shipped its three millionth tonne of concentrate.

In September 2017, the Corporation announced the appointment of Luke Colton as the Corporation’s Chief Financial Officer, effective October 9, 2017.

In September 2017, the Corporation announced the resignation of Dr. Craig Stegman as director of the Corporation, effective September 13, 2017.

In October 2017, the Corporation conducted a financial community mine site visit to Oyu Tolgoi. The Corporation hosted investors and analysts for a tour of the mine and presentations were given by Oyu Tolgoi’s management team and the Corporation’s then CEO, Jeff Tygesen.

In December 2017, the Corporation announced the appointment of Stephen Jones as director of the Corporation effective December 18, 2017.

2018

In January 2018, the Corporation announced that Oyu Tolgoi LLC had received and was evaluating a tax assessment for approximately US$155 million from the Mongolian Tax Authority relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015. In March 2018, Oyu Tolgoi LLC filed a notice of dispute with the Government of Mongolia under the Investment Agreement. Oyu Tolgoi LLC agreed to pay an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items; this amount was fully provided for at December 31, 2017 and was paid in January 2018. Oyu Tolgoi LLC initially pursued dispute resolution with the Mongolian Tax Authority by filing a complaint challenging the tax assessment. Oyu Tolgoi LLC was subsequently notified that the Mongolian Tax Authority did not have jurisdiction to resolve their complaint. Accordingly, on March 15, 2018, Oyu Tolgoi LLC issued a notice of dispute to the Government under the Investment Agreement and on April 13, 2018, Oyu Tolgoi LLC submitted a claim to the Mongolian Administrative Court. The Administrative Court had suspended the processing of the case for an indefinite period based on procedural uncertainty in relation to the tax assessment disputes. The Administrative Court subsequently reopened the case on the tax dispute and resumed court proceedings. Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and includes a 60-working-day negotiation period. The parties were unable to reach a resolution during the 60-working-day period. See “General Development of the Business – Three Year History – 2020 to date”.

In January 2018, the Corporation announced that Oyu Tolgoi had declared a force majeure in connection to customer contracts for concentrate due to a protest, in China, by Chinese coal transporters commenced in the area of the Ganqimaodu Border. Further to such announcement, the Corporation announced in February 2018 that it would lift force majeure notice to customers effective March 1, 2018, and that safe and normal mine operations, including underground development, had been maintained and no production impact was expected. The Corporation’s sales-related force majeure impact was largely made up in the first half of 2018.

In January 2018, the Corporation announced that Oyu Tolgoi had completed the sinking of Shaft 2, including reaching final depth, shaft bottom mass excavation and concrete floor installation, marking an early milestone in the development progress of Hugo North Lift 1. The fit out of Shaft 2 took place throughout 2019.

In February 2018, the Corporation announced that Oyu Tolgoi had received notification that the Government of Mongolia had cancelled the PSCA, which was signed in 2014. The cancellation, under Section 1.3 of the PSCA, indicated that the TTPP Project was no longer a viable option. The agreement provided a framework for long-term strategic cooperation between the Government of Mongolia and Oyu Tolgoi to deliver a comprehensive energy plan for the South Gobi region. Participation in the PSCA met Oyu Tolgoi’s obligation in the Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of Commercial Production. As a result of the Government of Mongolia’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years.

In March 2018, the Corporation announced that Oyu Tolgoi LLC received information requests from the Mongolian Anti-Corruption Authority (ACA) for information relating to Oyu Tolgoi. The ACA has also conducted interviews in connection with its investigation. Turquoise Hill has inquired as to the status of the investigation and Oyu Tolgoi has informed the Corporation that the investigation appears to relate primarily to possible abuses of power by certain former Government officials in relation to the Investment Agreement, and that Oyu Tolgoi is complying with the ACA’s requests in accordance with relevant laws. To date, neither Turquoise Hill nor Oyu Tolgoi LLC has received notice from the ACA, or indeed from any regulator, that either company or their employees are subjects of any investigation involving the Oyu Tolgoi project. The Investment Agreement framework was authorized by the Mongolian Parliament, concluded after 16 months of negotiations and reviewed by numerous constituencies within the Government. The Corporation has been operating in good faith under the terms of the Investment Agreement since 2009, and believes not only that it is a valid and binding agreement, but that it has proven to be beneficial for all parties.

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to Parliament before the end of spring session in late June 2018. On December 13, 2018, Oyu Tolgoi received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group had been finalized and were ready to be presented to the Parliament.

In March 2018, the Corporation issued a letter to shareholders regarding a meeting between members of the Corporation’s Board of Directors and representatives of SailingStone Capital Partners LLC (“SailingStone”) to discuss matters brought up by SailingStone in its publicly-filed letter dated February 1, 2018. Further to such announcement, the Corporation announced in May 2018 that the Corporation’s Board of Directors had undertaken a review of the matters raised by SailingStone in its February 1, 2018 letter.

In March 2018, the Corporation announced that Oyu Tolgoi achieved a significant underground development milestone with the completed sinking of Shaft 5 at a final depth of 1,178 metres. In July 2018, the Corporation announced the completed commissioning of Shaft 5.

In May 2018, the Corporation announced that Dr. James W. Gill, R. Peter Gillin, Stephen Jones, Ulf Quellmann, Russel C. Robertson, Maryse Saint-Laurent and Jeff Tygesen – being the nominees set forth in the management proxy circular dated March 28, 2018 – had been elected as directors of Turquoise Hill at the Corporation’s annual meeting of shareholders held on May 8, 2018.

In May 2018, the Corporation announced the retirement of its then Chief Executive Officer, Jeff Tygesen, effective July 1, 2018 and in June 2018, the Corporation announced the appointment of the Chief Financial Officer, Luke Colton, to the additional position of interim Chief Executive Officer, effective July 1, 2018.

In July 2018, the Corporation announced the appointment of Ulf Quellmann as the Chief Executive Officer, effective August 1, 2018.

In September 2018, the Corporation announced the appointment of Alan Chirgwin to the Board of Directors, effective September 6, 2018.

In October 2018, the Corporation announced that Rio Tinto in its role as manager of Oyu Tolgoi and underground construction contractor, had undertaken its second annual schedule and cost re-forecast for the project and had notified the Corporation, based on preliminary results, of a delay to achievement of sustainable first production which was then expected to occur by the end of the third quarter of 2021 instead of the first quarter of 2021, representing a nine-month delay to sustainable production. The Corporation also announced that it had commenced its own review, with the assistance of its independent qualified person, of the cause and impact of the delays.

In December 2018, the Corporation announced the signing of the PSFA between Oyu Tolgoi LLC and the Government of Mongolia which provides a binding framework and pathway forward for the construction of the TTPP Project, as well as establishes the basis for a long-term domestic power solution for Oyu Tolgoi. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement – Power Supply”.

2019

In February 2019, the Corporation announced that significant progress on the Oyu Tolgoi underground project continued through 2018, with the construction of critical above and below ground infrastructure. Shaft 2-connected underground infrastructure progressed well during the fourth quarter of 2018 with the completion of the lining installation and handover of Ore Bin 11 as well as advancement of the new 6,000-tonne-per-day jaw crusher under construction.

The Corporation also announced that during the fourth quarter of 2018, it had carried out its own review of the previously announced Rio Tinto schedule and cost re-forecast for the project (“2018 Rio Tinto Review”) that had concluded a delay to sustainable first production was expected from the first quarter of 2021 to the end of the third quarter of 2021. The Corporation’s review, with the assistance of the Corporation’s independent Qualified Person and mining consultants OreWin Pty Ltd, found that project cost was expected to remain within the $5.3 billion budget but that it was likely there would be further delays to individual activities and that this would result in additional delays to sustainable first production.

In March 2019, the Corporation announced that the Corporation’s independent review found that the following key risks were developing:

●

Shaft 2 equipping delays were due to lower than expected productivity in steel and electrical installation as well as increased quality assurance measures. It was likely the completion date would move beyond the first quarter of 2019 and impact overall underground development rate increases.

●

There had been delays to development progress and productivities in key areas. Even though lateral development had experienced consistent overall progress, development of some critical areas, such as the footprint, Primary Crusher 1 (PC1) system, Shaft 2 and Shaft 5, had been impacted by delays and, with the exception of Shaft 5, were critical path items for the project schedule. Small delays in lateral development on the footprint have had a direct impact on the project schedule critical path, even though total lateral development or equivalent development metres have been on budget. Development in the PC1 system (which includes the PC1 chamber and transfers 3, 4 and 5) has, since the time of the Rio Tinto Review data cut-off, fallen significantly behind target rates.

●

The Corporation’s review indicated that in some areas there was a delay to the critical path from scope growth in mass excavation and additional ground support due to unexpectedly adverse geotechnical conditions. Although the ground support quantities and installation times were less, but not materially less than planned in the Statutory Feasibility Study and ground support quantities were reported as lower than planned, some types of ground support had reduced installation times.

At that time, the Corporation announced that further delays on the Shaft 2 fit out were expected to contribute to an overall schedule delay to sustainable first production beyond the end of the third quarter of 2021 and that Rio Tinto was studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0.

In March 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

In April 2019, the Corporation announced that Rio Tinto, as project manager, had advised that the fit-out and commissioning work on Shaft 2 (the main production and services shaft) was expected to be completed by the end of October 2019 and that the Corporation would review the cause and impact of this further delay to Shaft 2.

In April 2019, the Corporation announced that it had responded to the letter from SailingStone. The Board confirmed that it had engaged extensively with SailingStone and other major shareholders, had been responsive to feedback and had enhanced its governance practices as a result of such feedback.

In May 2019, the Corporation provided an update on the Working Group report. On May 3, 2019, a summary of the Working Group report was received by Oyu Tolgoi and on May 6, 2019, Oyu Tolgoi provided the Economic Standing Committee of the Parliament with a written response to the summary of the Working Group report. As an outcome of the hearing, a new working group of nine Members of Parliament was established to take the Working Group Report and draft resolutions directing the Cabinet on recommendations related to Oyu Tolgoi.

In May 2019, the Corporation announced that Alan Chirgwin, Dr. James W. Gill, R. Peter Gillin, Stephen Jones, Ulf Quellmann, Russel C. Robertson and Maryse Saint-Laurent – being the nominees set forth in the management proxy circular dated March 13, 2019 – had been elected as directors of Turquoise Hill at the Corporation’s annual meeting of shareholders held on May 14, 2019.

In June 2019, the Corporation announced the appointment of Jo-Anne Dudley as Chief Operating Officer, effective June 3, 2019.

In July 2019, the Corporation announced that the Board of Directors had accepted the resignation of director Dr. James Gill.

In July 2019, the Corporation provided an update on underground development and announced that Turquoise Hill, in conjunction with Rio Tinto, continues to review mine design options for the completion of the underground development of the Oyu Tolgoi mine and assess the impact on overall cost and schedule for the underground development. Improved rock mass information and geotechnical data modelling had confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, a number of mine design options are under consideration to complete the project. These options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine life, sub-blocking the previously planned three panels into five panels.

The Corporation announced that a number of options were being evaluated to determine the final design of “Panel 0,” and that this work was anticipated to continue into early 2020. Given the further technical work required, the definitive estimate review is now expected to be delivered in the second half of 2020, reflecting the preferred mine design approach. Based on these options, preliminary estimates indicate that sustainable first production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016. This range includes contingency of up to eight months reflecting the unexpected and challenging geotechnical issues, complexities in the construction of Shaft 2, and reflects the detailed work still required to reach a more precise estimate. See “Description of the Business – Oyu Tolgoi Project – Capital and Operating Costs”.

In July 2019, the Corporation announced that it had received an automatic notice from the NYSE that it is no longer in compliance with the NYSE’s continued listing standards because the average closing price of the Corporation’s Common Shares had fallen below US$1.00 per share over a consecutive 30 trading-day period and that it would notify NYSE that it intends to pursue measures to cure the share price noncompliance. The Corporation also announced that it expected to need incremental financing to sustain its underground development beyond 2020. Important variables impacting the ultimate amount of additional financing required include: the amount of incremental underground development capital needed, timing of sustainable first production and its resulting cash flows, timing of principal repayments drawn on the project finance facility and the amount of cash flow that can be generated from open-pit operations. As has been previously noted, Turquoise Hill and Oyu Tolgoi have the option to raise additional external financing to assist in funding underground development going forward, including during commissioning and ramp up.

In September 2019, the Corporation announced that it had received an automatic notice from NASDAQ that it was no longer in compliance with NASDAQ Rule 5450(a)(1) because the Corporation’s Common Shares had failed to maintain a minimum bid price of US$1.00 per share for a period of 30 consecutive business days and that it had notified NASDAQ that it intended to pursue measures to cure the share price noncompliance.

In November 2019, the Corporation announced the completion of the construction of Shaft 2 and that it had entered the final stages of commissioning.

In November 2019, the Corporation announced that a decision had been made to retain a mid-access drive only on the apex level of the mine design of Panel 0. See “Description of the Business – Oyu Tolgoi Project – Description of the Oyu Tolgoi Operation and Ongoing Development- Underground Mine Development”. The Corporation also announced that it expected to have enough liquidity to fund its operations and underground development into the first quarter of 2021, that preliminarily estimates indicated significant incremental financing would be required above the $2.7 billion in liquidity available and that the Corporation had put forward a proposal to Rio Tinto as to how best to source incremental funding necessary to progress underground development over and above its available liquidity.

In November 2019, the Corporation provided an update on the Administrative Court proceedings in Mongolia. Early reports suggested that the Administrative Court of first instance had upheld claims by the Darkhan Mongol Nogoon Negdel Non-Governmental Organization that due process was not followed by the Government of Mongolia in finalising the Underground Plan, although the Court’s formal written ruling had yet to be released. The Corporation strongly refutes any suggestion that the Underground Plan or any of the foundational Oyu Tolgoi agreements are illegal. Adherence to the principles of the Investment Agreement, ARSHA and the Underground Plan has allowed for the development of the Oyu Tolgoi mine in a manner that has given rise to significant long-term benefits to the people of Mongolia.

In December 2019, the Corporation acknowledged the resolution put forth by the Working Group and passed unanimously by the Parliament of Mongolia. Upon completion of the Working Group review and its report, a resolution was submitted to the Economic Standing Committee, and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. The resolution was published on December 6, 2019 and included resolutions to take comprehensive measures to improve the implementation of the Investment Agreement and the ARSHA, to improve the Underground Plan and to explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34 per cent for a special royalty.

2020 to Date

In January 2020, the Corporation announced the appointment of George R. Burns to the Board of Directors as an independent director.

In February 2020, the Corporation announced that it had provided written notice to NASDAQ regarding its intention to voluntarily delist from the NASDAQ. Given that trading on the NASDAQ represented only approximately 5% of the worldwide trading volume of the Common Shares in 2019, the Corporation believes that the NYSE and the TSX listings provide investors with sufficient liquidity. In addition, delisting from the NASDAQ will reduce the Corporation’s administrative costs. The NASDAQ delisting became effective on March 5, 2020.

In February 2020, the Corporation announced the submission of the Feasibility Study for the TTPP Project to the Government of Mongolia by Oyu Tolgoi LLC. See “Agreements with the Government of Mongolia – Investment Agreement – Power Supply”.

In February 2020, the Corporation announced that Oyu Tolgoi LLC has been unable to reach a resolution of its dispute with the Mongolian Tax Authority with respect to its tax assessment, and will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions of the Investment Agreement and the Underground Plan.

In March 2020, the Corporation announced that following the first positive test for COVID-19 in Mongolia, the Government of Mongolia increased its restrictions on flights in and out of the country and on the movement of goods and people within and across its borders. The Corporation announced there would be a slowdown on the underground project, the full impact of which is currently unknown.

As at March 20, 2020, the Corporation expects to have enough liquidity to fund its operations and underground development including progression of the TTPP Project into the second quarter of 2021. Current estimates indicate an incremental funding requirement, over and above the $2.2 billion in liquidity currently available, of at least $4.5 billion.

Agreements with Rio Tinto

In 2006, the Corporation identified RTIH as a strategic investor to support the development of Oyu Tolgoi. The parties have entered into a series of agreements since 2006 pursuant to which RTIH has provided equity and debt financing to fund ongoing development of Oyu Tolgoi and operations of the Corporation. Since 2006, RTIH, together with other Rio Tinto affiliates, has acquired a 50.8% majority interest in Turquoise Hill, and is responsible for the day-to-day operational management and development of Oyu Tolgoi.

Private Placement Agreement

In October 2006, Turquoise Hill and RTIH entered into a private placement agreement (as amended, the “Private Placement Agreement”), which provided for the initial equity investment by RTIH in the Corporation, by way of two tranches, the first of which closed in October 2006 and the second of which closed in October 2009. RTIH was also granted pre-emptive rights entitling RTIH to participate, subject to certain specific exceptions, in future issuances of Common Shares on a basis sufficient to maintain its percentage shareholding interest in the Corporation on economic terms equivalent to those upon which any such Common Shares are issued to third parties. RTIH’s pre-emptive rights remain in effect. RTIH and the Corporation also agreed to establish a committee through which RTIH and the Corporation consult with one another in good faith and use reasonable efforts to reach a consensus with respect to the objectives, procedures, methods and actions to be taken in furtherance of the development, operation and management of Oyu Tolgoi (the “Technical Committee”). The Technical Committee consists of two members appointed by RTIH, two members appointed by the Corporation and a chair appointed by RTIH. The foregoing is a summary only and is qualified in its entirety by reference to the Private Placement Agreement, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

HoA

In December 2010, Turquoise Hill and RTIH entered into a heads of agreement (as amended, the “HoA”), whereby Turquoise Hill and RTIH agreed to, among other things, RTIH’s support and full participation in a rights offering which was completed by the Corporation in February 2011, the financing and management of Oyu Tolgoi, replacing or amending certain contractual obligations under the Private Placement Agreement and acting together diligently and in good faith to negotiate the Oyu Tolgoi Project Financing. The Corporation and RTIH further agreed to cause three nominees from each of the Corporation and RTIH to be appointed as directors of Oyu Tolgoi LLC reserved for the Oyu Tolgoi Shareholder Holdcos under the ARSHA. These nominees must exercise their voting rights under the ARSHA in accordance with instructions given by an operating committee (the “Operating Committee”) which is comprised of two nominees from each of the Corporation and RTIH, with a RTIH nominee serving as chairman. All decisions of the Operating Committee, other than decisions in respect of certain defined special matters, require a majority vote of the members with a casting vote of the chair in the case of a tie.

Decisions in respect of certain “special matters” require a unanimous vote of the members of the Operating Committee. RTIH was also granted the right to appoint an affiliate to manage Oyu Tolgoi pursuant to the terms of a management agreement. The foregoing is a summary of certain terms of such agreement only and is qualified in its entirety by reference to the HoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

2012 MoA

In April 2012, the Corporation, RTIH and RTSEA entered into a memorandum of agreement, which was subsequently amended in May 2012 (as amended, the “2012 MoA”). The 2012 MoA contemplated, among other things, RTIH’s support and full participation in a rights offering which was completed by the Corporation in July 2012, a comprehensive financing plan intended to address the total funding needs of the Corporation, with a primary focus on Oyu Tolgoi Project Financing, certain matters relating to the management of the Corporation, and certain amendments to the HoA.

In accordance with the terms of the HoA, under the 2012 MoA, RTIH and the Corporation agreed to continue to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing, on terms acceptable to the Corporation, RTIH, and the board of directors of Oyu Tolgoi LLC, each acting reasonably. It was further agreed that designated RTIH resources, as determined by the Rio Tinto Treasurer, would act as lead negotiator in connection with Oyu Tolgoi Project Financing and have the exclusive authority to direct all aspects of the negotiation of the day-to-day management of Oyu Tolgoi Project Financing. Provided that Oyu Tolgoi Project Financing was made available on terms reasonably satisfactory to RTIH and RTIH was reasonably satisfied at the Oyu Tolgoi Project Financing closing date that Oyu Tolgoi (including a power plant) was fully financed (including a reasonable provision for contingencies), it was agreed that a RTIH affiliate would enter into a completion support agreement with the Corporation, pursuant to which such affiliate would agree to provide a completion support guarantee to the lenders of Oyu Tolgoi Project Financing.

In consideration for providing completion support, an annual fee equal to 2.5% of the amounts drawn under the Project Finance Facility is payable to Rio Tinto by the Turquoise Hill Group (the “Completion Support Undertaking”). The annual completion support fee will apply to funding used for facility fees and taxes at the initial drawdown, as well as amounts used to fund development of Oyu Tolgoi. The obligation to pay the completion support fee will terminate on the date Rio Tinto’s completion support obligations to the Oyu Tolgoi Project Financing lenders terminate.

The foregoing is a summary of certain terms of such agreement only and is qualified in its entirety by reference to the 2012 MoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

2013 MoA

In August 2013, the Corporation, RTIH and RTSEA entered into a memorandum of agreement, which was subsequently amended in November 2013 (as amended, the “2013 MoA”). Under the 2013 MoA, the Corporation, RTIH and RTSEA agreed to the key terms and conditions of a rights offering, which was completed by the Corporation in January 2014 (the “2013 Rights Offering”). They also reaffirmed their agreement to act together diligently and in good faith to negotiate Oyu Tolgoi Project Financing. The foregoing is a summary of certain terms of such agreement only and is qualified in its entirety by reference to the 2013 MoA, a copy of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Agreements in Connection with Oyu Tolgoi Project Financing

The Corporation has entered into a number of agreements in connection with, and/or in consideration for, the Project Finance Facility and the Completion Support Undertaking, including: a financing support agreement with Rio Tinto dated December 15, 2015 (the “Turquoise Hill Financing Support Agreement”); a financing support agreement with Oyu Tolgoi LLC and Rio Tinto dated December 15, 2015 (the “Oyu Tolgoi Financing Support Agreement”); and a cash management services agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, and RTIH dated December 15, 2015 (the “Cash Management Services Agreement”).

Turquoise Hill Financing Support Agreement

The provisions contained in the Turquoise Hill Financing Support Agreement are broadly in line with the principles, provisions and restrictive covenants established under the 2012 MoA. Under the Turquoise Hill Financing Support Agreement, Rio Tinto has the right to require that the Corporation effect an equity contribution by way of private placement of Turquoise Hill shares to Rio Tinto or a rights offering similar in form and structure to the 2013 Rights Offering in the event a fact or circumstance occurs which (i) affects or could reasonably be expected to affect the Corporation’s ability to meet its obligations under the sponsor debt service undertaking that the Corporation entered into with Rio Tinto, the project lenders and agents representing such lenders in May 2016 (the “Sponsor Debt Service Undertaking”) in order to guarantee to the finance parties the payment of principal, interest and fees owed by Oyu Tolgoi LLC to the senior lenders under the Oyu Tolgoi Project Financing, or (ii) gives rise to an event of default or completion default under the agreements entered into in connection with the Project Finance Facility. Under the Turquoise Hill Financing Support Agreement, the Corporation also has the right to propose an alternative financing proposal to Rio Tinto which, depending on the nature of such proposal, may require Rio Tinto’s consent. The parties have agreed that the aggregate amount of any such funding mechanisms shall not exceed 25% of Turquoise Hill’s market capitalization as of the date of signing. Any such transaction shall also be subject to applicable securities laws.

The Turquoise Hill Financing Support Agreement also contains certain restrictions relating to the conduct of the Corporation’s business and operations and to the implementation of certain corporate transactions until the later of (i) the date the Completion Support

Undertaking terminates, (ii) the date that all senior loan advances under the agreements entered into in connection with the Project Finance Facility are repaid in full, and (iii) the date that all subordinated debt advances by Rio Tinto have been repaid in full, which shall be deemed to be the date on which the Completion Support Undertaking terminates if, as of such date, the aggregate amount of subordinated debt advances by Rio Tinto has not exceeded $500 million.

Oyu Tolgoi Financing Support Agreement

Under the Oyu Tolgoi Financing Support Agreement, in the event a fact or circumstance occurs which affects or could reasonably be expected to affect Oyu Tolgoi LLC’s ability to meet its obligations under the agreements entered into in connection with the Project Finance Facility or give rise to an event of default thereunder, Rio Tinto shall have the right to require that Oyu Tolgoi LLC borrow funds from Rio Tinto (or an affiliate thereof) by way of a senior debt advance or a subordinated debt advance, or borrow funds from a third party senior lender. The proceeds of any such advances shall be used to repay amounts due and owing to the Oyu Tolgoi Project Financing lenders.

Cash Management Services Agreement

Under the Cash Management Services Agreement, the Corporation appointed 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with the net proceeds from the Project Finance Facility. Such proceeds shall be deposited with 9539549 Canada Inc. and returned to the Corporation as required for purposes of funding Oyu Tolgoi. The Corporation is also entitled to the return of any outstanding balance of such managed funds upon the termination of the Completion Support Undertaking. RTIH has agreed to guarantee the obligations of the service provider under the Cash Management Services Agreement.

The foregoing is a summary of certain terms of such agreements only and is qualified in its entirety by reference to the Turquoise Hill Financing Support Agreement, the Oyu Tolgoi Financing Support Agreement and the Cash Management Services Agreement, a copy of each of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

Additional Agreements

There are also various agreements in place between the Corporation and Rio Tinto relating to the provision of services to Turquoise Hill, including but not limited to finance, accounting, tax, treasury and exploration services.

In addition, the Corporation and Rio Tinto have entered into a Non-Disclosure Agreement to consolidate the pre-existing confidentiality provisions in certain agreements.

Also, a deposit agreement was entered into among Movele S.à r.l., a wholly-owned subsidiary of the Corporation, Rio Tinto Finance plc (RTF), RTIH and the Corporation (as an intervenant) in May 2016 (the “Movele Deposit Agreement”), which replaced the deposit agreement entered into between Movele S.à r.l. and RTF in December 2014. The Movele Deposit Agreement allows the Corporation to deposit funds with RTF, at its sole discretion, had an initial term of 12 months and is automatically renewable for successive 12 month periods. The Movele Deposit Agreement is in effect until May 2020 and will be automatically renewed for an additional 12-month period at such time unless terminated in accordance with its terms.

Agreements with the Government of Mongolia

Investment Agreement

The Investment Agreement provides for, among other things, a framework for maintaining a stable tax and operational environment for Oyu Tolgoi, protection of the parties’ investment in Oyu Tolgoi, the term of the parties’ investment in Oyu Tolgoi, the right to realize the benefits of such investment, the undertaking of mining activities with minimum damage to the environment and human health, the rehabilitation of the environment, the social and economic development of the Southern Gobi region and the creation of new jobs in Mongolia.

Effective Date

The Investment Agreement became effective as of March 31, 2010 (the “Effective Date”), following the satisfaction of all conditions precedent to its effectiveness. These conditions included the completion of a number of corporate transactions intended to establish an efficient foundation for the operation of Oyu Tolgoi and the respective interests of the parties, such as the restructuring of Oyu Tolgoi LLC and the conversion of certain exploration licenses to mining licenses.

Term

The Investment Agreement has an initial term of 30 years from the Effective Date (the “Initial Term”). Oyu Tolgoi LLC has the right, exercisable by notice given not less than 12 months prior to the expiry of the Initial Term and subject to the fulfillment of certain conditions, to extend the Initial Term of the Investment Agreement for an additional term of 20 years (the “Renewal Term”).

In order to exercise its right to obtain the Renewal Term, Oyu Tolgoi LLC must have performed certain obligations during the Initial Term, including, among others:

●	having demonstrated that Oyu Tolgoi has been operated to industry best practice in terms of national and community benefits, environment and health and safety practices;

●	having made capital expenditures in respect of Oyu Tolgoi of at least $9 billion;

●	having complied in all material respects with its obligations to pay taxes under the laws of Mongolia, as stabilized under the terms of the Investment Agreement;

●	if, as part of the development of Oyu Tolgoi, Oyu Tolgoi LLC has constructed, or is constructing, a copper smelter, Oyu Tolgoi LLC must have constructed or be constructing such smelter in Mongolia;

●

if the development and operation of Oyu Tolgoi has caused any unanticipated and irreversible ecological damage to natural resources in Mongolia, Oyu Tolgoi LLC must have paid compensation based on the value of any such permanently damaged natural resources in accordance with the applicable laws of Mongolia; and

●	having secured the total power requirements for Oyu Tolgoi from sources within the territory of Mongolia within four years of Commercial Production.

Investment Protection

The Investment Agreement confirms Oyu Tolgoi LLC’s rights to market, sell and export mineral products from Oyu Tolgoi at international market prices and to freely expend and repatriate its sale proceeds in Mongolian togrogs and foreign currencies. It also conveys legal protection on capital, property and assets of Oyu Tolgoi LLC and its affiliates, and the requirement that any expropriation action must be in accordance with due process of law on a non-discriminatory basis and with the condition of full compensation by the Government of Mongolia to the affected party.

Taxes, Royalties and Fees

Throughout the Initial Term and the Renewal Term, if any, all taxes payable by Oyu Tolgoi LLC will remain stabilized. The annual corporate income tax rate is stabilized. In addition to corporate income tax, the following taxes have been stabilized: customs duties; value-added tax; excise tax (except on gasoline and diesel fuel purchases); royalties; mineral exploration and mining license payments; and immovable property tax and/or real estate tax.

Taxation on dividends and other forms of income have also been stabilized. Non-stabilized taxes shall apply to Oyu Tolgoi LLC on a non-discriminatory basis.

Infrastructure

All roads, pipelines and other transportation infrastructure funded or constructed by Oyu Tolgoi LLC or its affiliates in connection with the development of Oyu Tolgoi are required to be constructed to a standard necessary to meet the specific requirements of Oyu Tolgoi only. Oyu Tolgoi LLC may provide the public, the Government of Mongolia and third parties with access to certain infrastructure and/or services, provided such access does not interfere with the operation of Oyu Tolgoi. In addition, Oyu Tolgoi LLC may recover costs by way of payments or collection of tolls from those persons or entities using such infrastructure and/or services.

Oyu Tolgoi LLC is permitted to construct a road between the Oyu Tolgoi site and the Gashuun Sukhait border crossing with China. Oyu Tolgoi LLC may deduct the road construction expenses from its annual taxable income. The Government of Mongolia is responsible for the maintenance of the road and the collection of road use fees from any third party users. Oyu Tolgoi LLC and its contractors/sub-contractors are exempt from any such road use fees.

Oyu Tolgoi LLC has the right to access, and to use, self-discovered water resources for any purpose connected with Oyu Tolgoi during the life of Oyu Tolgoi, including construction,

commission, operation and rehabilitation of Oyu Tolgoi. Oyu Tolgoi LLC is required to pay fees for its water use but such fees must be no less favourable than those payable from time to time by other domestic and international users, must take into account the quantity and quality of the water removed and consumed, and are treated as a deductible expense from Oyu Tolgoi LLC’s taxable income.

Power Supply

During the construction period of Oyu Tolgoi and until the four year anniversary of Commercial Production, Oyu Tolgoi LLC has the right to import electric power from sources outside Mongolia, including China. Within four years of Commercial Production, Oyu Tolgoi LLC is required to secure all of its power requirements for Oyu Tolgoi from a domestic Mongolian source.

In August 2014, Oyu Tolgoi LLC entered into the PSCA with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power producer. The PSCA laid out a framework for long-term strategic cooperation between the Government of Mongolia and Oyu Tolgoi LLC to deliver a comprehensive energy plan for the South Gobi region. Under the PSCA, the Government of Mongolia assumed the responsibility to import and supply power required by Oyu Tolgoi LLC until such time as the commissioning of a domestic Mongolian power source, which meets Oyu Tolgoi LLC’s power needs, was completed. In February 2018, Oyu Tolgoi received notification that the Government of Mongolia had cancelled the PSCA. The cancellation, under Section 1.3 of the PSCA, indicated that the TTPP Project was no longer a viable option. As a result of the Government of Mongolia’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced within four years.

In May 2015, the Corporation entered into the Underground Plan with the Government of Mongolia, Erdenes, THR Oyu Tolgoi Ltd., Oyu Tolgoi Netherlands B.V., RTIH and Oyu Tolgoi LLC, which addresses, among other things, the sourcing of power for Oyu Tolgoi from within Mongolia. For more information on the Underground Plan, see “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

In May 2017, Oyu Tolgoi LLC entered into the Power Agreement with the NPTG of Mongolia. The Power Agreement was executed in connection with the power import arrangement between NPTG and the IMPIC. The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing electricity purchase and sale agreement that was entered into among Oyu Tolgoi LLC, IMPIC and the National Electricity Transmission Grid Company in November 2012. The Power Agreement has a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. See “General Development of the Business – Three Year History – 2017”.

In December 2018, Oyu Tolgoi LLC entered into the PSFA with the Government of Mongolia which provides a binding framework and pathway forward for the construction of a Tavan-Tolgoi-based power solution for the Oyu Tolgoi Mine by June 30, 2023. The power plant would be majority owned by Oyu Tolgoi LLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. The PSFA requires the construction of a coal-fired power plant in conjunction with other sources of power including imported or back-up power, power from the Mongolian national grid, renewables power and diesel power. The PSFA specifies target dates for milestones to be achieved through mutual cooperation between Oyu Tolgoi LLC and the Government of Mongolia, several of which have now passed. A Feasibility Study for the Tavan TTPP Project was submitted to the Government of Mongolia by Oyu Tolgoi LLC in February 2020. The Feasibility Study is based on a 300 MW coal fired power plant to be located in Tsogttsetsii soum of Umnugovi province, with a total project cost estimate of up to $924 million, pending consideration of certain amounts yet to be finalized. Oyu Tolgoi LLC is currently seeking to agree to adjustments to the milestone timetable in the PSFA with the Government of Mongolia and continues to progress the project by negotiating with contractors and other third parties, and advancing commercial documentation. The project aligns with the Parliament Resolution No.73 (2018) and the government policies to develop a power plant at the Tavan Tolgoi coal fields. Oyu Tolgoi LLC is at an advanced stage with a competitive tender process to award a “turnkey” engineering, procurement and construction (“EPC”) contract for construction of the project. The timing of any award and commencement of construction will depend upon the outcome of the on-going PSFA milestone timetable and related discussions with the Government of Mongolia. In accordance with the Contingency Arrangements clause of the PSFA, Oyu Tolgoi LLC has given notice and is currently seeking a mutually acceptable alternative basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi. Under this contingency process, the parties have two months to agree on the way forward on the TTPP Project or move forward with an alternative option thereafter. Alternative options may include an Oyu Tolgoi mine site based power plant, a primary renewables solution or grid supply.

There is a provision under Oyu Tolgoi LLC’s existing project finance documentation that permits, subject to certain conditions, an increase of Oyu Tolgoi LLC’s senior debt cap to permit additional borrowings in connection with an expansion facility, such as the proposed TTPP Project.

Local Communities

Oyu Tolgoi LLC will conduct, implement, and update, from time to time, socio-economic impact assessments, socio-economic risk analyses, multi-year community plans, community relations management systems, policies, procedures and guidelines, and mine closure plans, all of which shall be produced with community participation and input and be consistent with international best practices. Oyu Tolgoi LLC will also conduct community development and education programs.

Oyu Tolgoi LLC will prioritize the training, recruiting and employment of citizens from local communities for Oyu Tolgoi, giving specific preference to the citizens of Umnugobi Aimag. Given that Commercial Production has been achieved, 90% of the employees at Oyu Tolgoi must be Mongolian nationals. Oyu Tolgoi LLC must also use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which target is achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023). Oyu Tolgoi LLC must use its best efforts to ensure that not less than 60% of its contractors’ employees are Mongolian nationals for construction work and 75% of its contractors’ employees are Mongolian nationals for mining and mining related work. See also “Health, Safety, Environment and Communities” for further information.

Environment

The Investment Agreement also includes environmental protection provisions, in accordance with which Oyu Tolgoi LLC will implement an environmental protection plan and provide to the Government of Mongolia an independent report on progress every three years. In 2012, the Corporation completed the ESIA and shortly thereafter such plan was submitted to the Government of Mongolia. Independent reports on progress were subsequently submitted in 2013 and 2016.

The Mongolian Detailed Environmental Assessments (“DEIA”) are subject to periodic review on 5-year cycles or when there are significant changes to the project description.

Disputes

Any dispute that is not resolved through negotiation will be resolved by binding arbitration in accordance with the procedures under the Arbitration Rules of the United Nations Commission on International Trade Law in force at the time of the dispute.

ARSHA

Concurrently with the execution of the Investment Agreement, Oyu Tolgoi LLC and the Oyu Tolgoi Shareholder Holdcos entered into the ARSHA with Erdenes. Erdenes MGL LLC transferred its shares in Oyu Tolgoi LLC and its rights and obligations under the ARSHA to its subsidiary, Erdenes OT LLC. The ARSHA contemplates the basis upon which the Government of Mongolia, through Erdenes, acquired an initial 34% equity interest in Oyu Tolgoi through a shareholding in Oyu Tolgoi LLC and provides for the respective rights and obligations of the parties as shareholders of Oyu Tolgoi LLC.

On June 8, 2011, the parties to the ARSHA amended the interest payable terms under such agreement. Specifically, the interest rate to be applied to Existing Shareholder Loans, Shareholder Debt and Government Debt (each as defined and discussed further below) on and from January 31, 2011 was reduced to LIBOR plus 6.5%.

Ownership of Oyu Tolgoi LLC

Under the terms of the ARSHA, within 21 business days after the Effective Date, Oyu Tolgoi LLC issued to Erdenes that number of common shares of Oyu Tolgoi LLC (“Oyu Tolgoi Shares”) that, upon issuance, represented 34% of the then issued and outstanding Oyu Tolgoi Shares. If Oyu Tolgoi LLC exercises its right under the Investment Agreement to obtain the Renewal Term, Erdenes shall have the option to acquire additional Oyu Tolgoi Shares on terms to be agreed upon between Erdenes and the Oyu Tolgoi Shareholder Holdcos, to increase its shareholding in Oyu Tolgoi LLC to 50%. Erdenes’ shareholding of Oyu Tolgoi LLC may not be diluted by the issuance of new Oyu Tolgoi Shares without its consent.

Management of Oyu Tolgoi

Oyu Tolgoi LLC’s board of directors must appoint a management team for Oyu Tolgoi as nominated by the Oyu Tolgoi Shareholder Holdcos to provide management services to Oyu Tolgoi LLC. The management team engaged by Oyu Tolgoi LLC is responsible for providing management services to Oyu Tolgoi LLC for Oyu Tolgoi and is required to report to Oyu Tolgoi LLC’s board of directors on a quarterly basis. For more information on the management of Oyu Tolgoi, see “General Development of the Business – Agreements with Rio Tinto – HoA”.

Management Services Payment

The ARSHA provides that a management services payment is payable to the management team in the amount of 3% of Oyu Tolgoi’s operating and capital costs incurred prior to Commercial Production and 6% thereafter. The management team can direct Oyu Tolgoi LLC to pay part or all of this management services payment to the Corporation, RTIH or their respective affiliates. This management services payment is shared, as to 50%, by the Corporation and its affiliates and, as to 50%, by RTIH and its affiliates, as agreed separately by the Corporation and RTIH. Notwithstanding the foregoing, it was agreed in the Underground Plan that in calculating the management services payment, the rate applied to capital costs of the underground development is to be 3% instead of 6%, as provided by the ARSHA. The management services payment rate on operating costs and capital related to current operations remains at 6%. For more information see “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

Election of Directors

Appointment of directors as between the Oyu Tolgoi Shareholder Holdcos and Erdenes is divided pro rata based on their respective shareholdings. The Oyu Tolgoi Shareholder Holdcos have the right to nominate six directors and Erdenes has the right to nominate three directors. Under the HoA, the Corporation and RTIH have agreed that the six directors nominated by the Oyu Tolgoi Shareholder Holdcos will be comprised of three nominees from each of the Corporation and RTIH. See “General Development of the Business – Agreements with Rio Tinto – HoA”.

Existing Shareholder Loans and Cash Calls

All funds advanced to Oyu Tolgoi LLC prior to the Effective Date by the Corporation, RTIH or any of their respective affiliates in relation to Oyu Tolgoi (the quantum of which has been agreed to by Oyu Tolgoi LLC and the Government of Mongolia), including interest thereon (collectively, the “Existing Shareholder Loans”), are repayable prior to any dividends or distributions being made to the shareholders of Oyu Tolgoi LLC, as further discussed below.

Oyu Tolgoi LLC may request that the shareholders of Oyu Tolgoi LLC contribute funds (“Called Sums”) in proportion to their respective share ownership interests in Oyu Tolgoi LLC to meet the projected cash requirements of Oyu Tolgoi LLC under Oyu Tolgoi programs and budgets approved by Oyu Tolgoi LLC’s board of directors.

During the period commencing on the date Erdenes acquired its 34% interest in Oyu Tolgoi LLC and ending three years after Commercial Production (the “Funding Period”), the Oyu Tolgoi Shareholder Holdcos agreed to fund all contributions of Called Sums, including those otherwise payable by Erdenes, unless Erdenes elected to contribute to any Called Sum. Such contributions on Erdenes’ behalf (“Government Debt”) are subject to interest as set out below. All dividends payable to Erdenes must be paid by Oyu Tolgoi LLC to the Oyu Tolgoi Shareholder Holdcos (or nominated Turquoise Hill Group or Rio Tinto companies) in repayment of the principal and interest outstanding on Government Debt, but otherwise the Oyu Tolgoi Shareholder Holdcos have no recourse to Erdenes. In addition, Erdenes may elect to repay outstanding Government Debt at any time.

Since the expiry of the Funding Period, Erdenes has the option of contributing to any required funding, but is not obligated to do so. Regardless of whether or not Erdenes contributes funding, its shareholding in Oyu Tolgoi LLC cannot be diluted. If Erdenes elects not to fund its proportionate share, the Oyu Tolgoi Shareholder Holdcos have the right to meet the full funding requirement in a manner similar to that during the Funding Period (but are not obligated to do so).

Each of the Government Debt, the Existing Shareholder Loans and shareholder debt provided after the Effective Date (“Shareholder Debt”) accrues interest at a rate of LIBOR plus 6.5%.

Payment of Dividends

All principal and interest outstanding on Shareholder Debt, Government Debt and the Existing Shareholder Loans must be paid in full to the Corporation prior to the payment of any dividends to the shareholders of Oyu Tolgoi LLC. Subject to the foregoing, if Oyu Tolgoi LLC has profits available for distribution in respect of any completed financial year, Oyu Tolgoi LLC’s board of directors will declare that all of those profits must be distributed by way of cash dividends within three months after the end of that financial year, subject to the retention of reasonable and proper reserves for Oyu Tolgoi LLC’s future cash requirements (including potential expansions, working capital, and the maintenance of funds for capital costs and other actual or contingent liabilities).

Transfer of Shares of Oyu Tolgoi LLC to Third Parties

No shareholder of Oyu Tolgoi LLC may dispose of or transfer any of its shares to a third party without first offering such shares to the other shareholders of Oyu Tolgoi LLC on equivalent commercial terms as those offered by the relevant third party.

Underground Plan

The signing of the Underground Plan provided a pathway forward in addressing outstanding shareholder matters to restart underground development at Oyu Tolgoi. The Underground Plan confirmed the project cost for Oyu Tolgoi’s initial construction and development and reinforced the principles set out in the Investment Agreement and the ARSHA. The Underground Plan and certain related agreements addressed key outstanding matters including the following specific items: tax matters, the 2% NSR, sales royalty calculation and management services payments. Such agreements also addressed the sourcing of power for Oyu Tolgoi from within Mongolia. In this regard, Turquoise Hill continued to work with Oyu Tolgoi LLC on possible support of Oyu

Tolgoi LLC’s obligations under a potential power purchase arrangement from the TTPP Project until Oyu Tolgoi LLC received notification that the Government of Mongolia had cancelled the PSCA. The cancellation, under Section 1.3 of the PSCA, indicated that the TTPP Project was no longer a viable option. However, the signing of the PSFA between Oyu Tolgoi LLC and the Government of Mongolia has provided a binding framework and path forward for the construction of the TTPP Project. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement – Power Supply”. The tax matters related to an audit report received by Oyu Tolgoi LLC from the Mongolian Tax Authority in June 2014 claiming unpaid taxes, penalties and disallowed entitlements associated with the initial development of the Oyu Tolgoi mine. In September 2014, Oyu Tolgoi LLC received a written decision from the Mongolian Tax Authority reducing the amount claimed to be payable by Oyu Tolgoi LLC from approximately $127 million to approximately $30 million. In a separate agreement with the Government of Mongolia, Oyu Tolgoi LLC agreed, without accepting liability and without creating a precedent, to pay the amount of the revised determination received from the Mongolia Tax Authority, by way of settlement, to resolve the tax matters.

With respect to the 2% NSR matter, Turquoise Hill conceded that it has no entitlement to receive payment of the 2% NSR it acquired in 2003 from BHP Billiton, the enforceability of which was subsequently challenged by the Assistant General Prosecutor of Mongolia under Mongolian law.

Under the Underground Plan, it was also agreed that Oyu Tolgoi LLC’s 5% sales royalty paid to the Government of Mongolia will be calculated on gross revenues by not allowing deductions for the costs of processing, freight differentials, penalties or payables.

The foregoing is a summary of certain terms of such agreements only and is qualified in its entirety by reference to the Investment Agreement, the PSFA, the ARSHA and the Underground Plan, a copy of each of which has been filed with the Canadian Securities Authorities on SEDAR at www.sedar.com.

HEALTH, SAFETY, ENVIRONMENT AND COMMUNITIES

The Corporation has a Health, Safety, Environment and Communities (“HSEC”) Policy that affirms its commitment to protecting the environment and to safeguarding the health, safety and welfare of people affected by the Corporation or its subsidiaries including employees, contractors and communities. The Corporation is dedicated to performing its duties in a safe, sustainable and environmentally responsible manner.

Underground development by its nature increases specific levels of safety risk and reinforces why safety is Oyu Tolgoi’s main priority. The mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved an industry-leading All Injury Frequency Rate (“AIFR”) of 0.16 per 200,000 hours worked for the year ended December 31, 2019. In addition, there are additional safety metrics that are common in the mining industry, utilized by Oyu Tolgoi to continuously monitor safety performance.

The Corporation’s Code of Business Conduct reflects the Corporation’s strong commitment to undertaking its business with integrity and requires that all employees, consultants, officers and directors adhere to rigorous standards of corporate governance and contribute to sustainable development. The Code of Business Conduct specifically addresses questions of health, safety and environmental protection.

The Corporation’s commitment to health, safety and environment also extends to communities that can be affected by the Corporation’s activities. The Corporation supports and respects human rights consistent with the Universal Declaration of Human Rights and seeks to ensure that it is not complicit in human rights abuses committed by others. The Corporation respects and supports the dignity, well-being and rights of its employees, their families and the communities in which it operates. The Corporation also sets out to build enduring relationships with its neighbours that demonstrate mutual respect, active partnership, and long-term commitment. The Corporation respects the diversity of indigenous peoples acknowledging the unique and important interests that they have in the land, waters and environment as well as their history, culture and traditional ways.

Health

The Corporation complies with the Rio Tinto Group wide occupational health standards and Mongolian occupational health regulations to improve identification and management of health risks. Rio Tinto performance standards are integrated with HSEC management systems to ensure consistent application across the Project.

Occupational health

The Corporation’s approach in managing occupational illnesses is focused on taking proactive measures and implementing strong occupational surveillance programs coupled with controls to minimise occurrences of illnesses that may develop as a result of conditions and exposures in the workplace and demonstrated through:

●	Understanding and assessing employee’s workplace exposure hazards;

●	Identifying individuals and work tasks with highest occupational illness risks;

●	Implementing occupational hygiene surveillance programs such as monitoring of occupation dust, noise, vibration, manual handling, and other exposures; and

●	Using surveillance data as foundation for implementing best prevention and mitigation strategies

These control procedures may include the substitution of harmful or toxic materials with less dangerous ones, changing of work processes to minimise work exposure, installation of exhaust ventilation systems, good housekeeping, and the provision of proper personal protective equipment.

Health awareness and wellbeing programmes

In collaboration with its health service provider International SOS, Oyu Tolgoi LLC conducts awareness programmes and runs campaigns addressing health risks such as mental health, cardiovascular disease and diabetes, and infectious diseases. These programmes are developed reflecting public health risks in Mongolia and the results of studies of the Oyu Tolgoi population. These initiatives greatly increase knowledge of health issues at Oyu Tolgoi. Individuals with underlying health conditions have been identified and provided with help. Health topics share the spotlight in the monthly HSEC themes, and healthy meal choices are a clear staple on site.

Medical preparedness and response

Due to the remoteness of the Oyu Tolgoi site, it is important to ensure our employees and contractors have access to timely emergency medical services.

Oyu Tolgoi LLC maintains an onsite medical clinic facility managed by International SOS that provides a range of services including:

●	24/7 medical clinic access and ambulance services;

●	Internationally trained expatriate and local doctors;

●	A fully equipped emergency room with resuscitation and monitoring areas;

●	Adherence to Advanced Cardiac Life Support standards;

●	In house diagnostics; and

●	A medical evacuation service

Oyu Tolgoi LLC also has a dedicated Emergency Response Team that is trained to deal with a range of emergency situations.

Safety

Overall in 2019 Oyu Tolgoi LLC achieved an industry leading AIFR of 0.16 per 200,000 hours worked against a target of 0.21. Oyu Tolgoi Operations ended the year of 2019 with AIFR of 0.09 against target of 0.15 which represents the best safety performance to date. Oyu Tolgoi Underground ended the year of 2019 with AIFR of 0.21 against target of 0.26. Over 275,000 critical risk management verifications were completed during 2019 as part of Oyu Tolgoi’s proactive fatality prevention program.

Oyu Tolgoi’s safety performance is underpinned by a rigorous approach consisting of the following areas:

●

Leadership – Leadership is central to Oyu Tolgoi LLC’s approach to safety with leaders expected to create and promote a safe work place by being present in the field and highly engaged with their teams. A number of tools are utilised to help leaders integrate safety into their activities and to become champions of safety improvements. Employees are encouraged to become safety leaders within their own teams and to take personal responsibility for their own safety and that of their colleagues;

●

Culture – Oyu Tolgoi LLC is working to establish a safety culture that aligns organisational and individual employee values to create a positive culture that drives consistent behaviour. All individuals at Oyu Tolgoi should feel comfortable to stop work if they feel it is unsafe to continue. Every meeting at Oyu Tolgoi starts with a “safety share”, a chance for employees to briefly describe any safety-related issue and to listen to constructive advice from colleagues who have faced and resolved similar issues;

●

Systems and processes – Oyu Tolgoi LLC seeks to adopt best practice safety management systems to deliver world-class safety performance. Oyu Tolgoi’s standards are aligned with broader Rio Tinto safety standards providing a framework to measure, monitor and continuously drive improvement in safety performance. Oyu Tolgoi LLC has successfully embedded the Kaizen process into business improvement activities to enable teams to identify and eliminate elements of work that do not add value or are obstacles to efficiency or safety. Examples of Kaizen process initiatives include elimination of root causes that may trigger failures of critical controls and identification of opportunities to improve the concentrate bagging process and border procedures.

●

Risk management – Given the scale and complexity of Oyu Tolgoi, the workforce face significant risks that must be managed carefully. Proactive measures are taken to control risks by identifying hazards, assessing the risks they pose and using controls to prevent damage and harm. Oyu Tolgoi LLC’s systems use risk assessments and controls for all tasks and utilise a variety of different tools to help manage risks in their workplace. An example of risk management innovation is the integration of the geographic information mapping system with high risk work activities to provide the emergency response team live location and work status. Oyu Tolgoi LLC has a strong focus on critical risk management, controlling the risks that are the most serious, i.e. those that could lead to fatality or permanent injury. Over 175,000 critical risk management verifications were completed by Oyu Tolgoi LLC during 2019. Over 76,000 critical risk management verifications were completed in the Operations areas and over 199,000 conducted by the Underground project during 2019.

●

Training and awareness – A key component of Oyu Tolgoi LLC’s approach is that each employee receives the training, skills and knowledge required to perform their job safely. This is provided via a combination of classroom and on-the-job courses and training. In 2013, Oyu Tolgoi LLC opened a risk demonstration centre, the first of its kind in Mongolia, which uses interactive demonstrations and activities to show the potential consequences of the risks faced. Safety campaigns run continuously throughout the year to highlight key operational risks including working at heights, hand safety, electrical safety and others.

●

Employee and contractor engagement – Oyu Tolgoi LLC actively encourages employee and contractor participation in all aspects of safety management. Contractors are required to adhere to the same safety standards as Oyu Tolgoi LLC employees with a team dedicated to managing contractor safety performance. Regular contractor engagement conferences provide an additional forum to share safety approaches with contractors.

Water use

Oyu Tolgoi has been designed as one of the most water-efficient mines in the world with average water use of 0.39 cubic metres of water per tonne of ore processed in 2019. The water used by Oyu Tolgoi comes from a deep and saline aquifer and has no impact on drinkable water in the region. In 2019, water used by Oyu Tolgoi has been continuously recycled at an average rate of 87.2%. An independent water audit is undertaken every five years, with the last audit completed in 2016. Compliance with water management and conservation policies, standards and legislation in 2019 was ensured through diverse processes including inspections from the Government of Mongolia as well as local community field verifications.

During the course of 2019, Oyu Tolgoi LLC successfully sealed and rehabilitated 41 exploration water bores. These areas were handed over to the local government in cooperation with local communities. Using funding through the Gobi Oyu Development Support Fund, Oyu Tolgoi LLC began the implementation of a two-year project for the maintenance of current and creation of new herder wells. As part of the project, a total of 77 new wells have been created. These wells are used by herders as sources of water for their livestock and can substantially improve pasture usage in the Gobi Desert region.

In addition to the above and as part of the Water Communication Plan, Oyu Tolgoi LLC as undertaken various activities in 2019, including:

●	the organization of shoreline cleaning events for local water sources; and

●	the enhancement of three natural springs in the soums of Khanbogd.

Waste management

Non-mineralised waste

Mining processes produce mineralised waste with this waste being pumped to storage areas for long term storage. Every effort is made to minimise the footprint of these facilities to reduce non-productive land area as much as possible. One way to minimise footprint is to maximize density of the tailings through thickening, or reduction in water content, and by design of storage facilities to maximise water drainage and collection for re-use. Minimising footprint not only positively affects environmental impact on land area and water use, but also minimizes cost for the operations.

Oyu Tolgoi LLC stores mineralised waste in tailings storage facilities, which are engineered structures designed to minimise impact on the local environment. Tailings Storage Facility 1 has been in use since 2013 and is currently 49 metres high. In 2019, 40 million cubic metres were pumped to the tailings storage facility, meeting the anticipated level rise of 6 metres. The Oyu Tolgoi tailings facility uses the downstream method of wall construction and the latest independent review of the facility was carried out in February 2019.

Oyu Tolgoi LLC’s tailings risk is managed in a structured way with three levels of assurance used to monitor and reduce risk. The first level of assurance is based on the work of site teams and processes, the second level of assurance is provided by Rio Tinto with their in-house specialists providing technical reviews and monitoring the application of Rio Tinto’s Global Standard and the third level of assurance is provided by regular external reviews of the facility. The facility has been risk reviewed against the Australian National Committee On Large Dams framework.

In December 2016, the International Council on Mining and Metals published a Position Statement on Tailings Storage Facility Governance. Oyu Tolgoi LLC’s tailings standard is aligned to Rio Tinto’s group standard and procedure and is consistent with the six key elements that were identified:

- Accountability, Responsibility and Competency – accountabilities, responsibilities and associated competencies are defined to support appropriate identification and management of tailings storage facility risks;

- Change Management – risks associated with potential changes are assessed, controlled and communicated to avoid inadvertently compromising tailings storage facility integrity;

- Emergency Preparedness and Response – in the unlikely event that a potential failure event is identified, processes are in place to recognise and respond and mitigate the potential impacts;

- Planning and Resourcing – the financial and human resources needed to support continued tailings storage facility management and governance are maintained throughout a facility’s life cycle;

- Review and Assurance – internal and external review and assurance processes are in place so that controls for tailings storage facility risks can be comprehensively assessed and continually improved; and

- Risk Management – risk management associated with tailings storage facilities includes risk indentification, an appropriate control regime and the verification of control performance.

As result of the development of the underground, the amount of waste generated at Oyu Tolgoi has significantly increased. For the past two years, Oyu Tolgoi LLC has focused on continuous improvement of non-mineral waste management through the development of the long term non-mineral waste management strategy and the reduction of the waste that goes to the Waste Management Center (“WMC”) by improving the ability to reuse and recycle waste materials and segregating waste in the work areas. Oyu Tolgoi LLC has successfully established relationships with national recycling contractors and a Memorandum of Understanding was signed with the local Red Cross to allow Oyu Tolgoi LLC to send the re-usable items to local communities. Oyu Tolgoi LLC also started a pilot program to prepare organic compost using food waste. Initial results of the project are promising. As a result of these activities in 2019:

-	54% of total waste was diverted from the WMC by reuse and recycling, a net improvement from 46% in 2018;

-	The amount of waste landfilled per person per day has decreased from 6.7 kg to 3.4 kg since 2016; and

-	Over 2250 m3 of wood was reused in cooperation with the local Red Cross Primary Committee.

Environment rehabilitation efforts and biodiversity impact

Oyu Tolgoi continued its comprehensive environmental monitoring program and maintained compliance of key environmental programs. In 2019, planned biological rehabilitation was completed on 53 hectares of land associated with off-site construction works such as road construction. Technical rehabilitation was completed on an additional 108.3 hectares which were handed back to local government.

In addition, Oyu Tolgoi LLC supports landscaping and greening of Khanbogd. The Oyu Tolgoi site landscaping project continued in 2019. A total of 1.34 hectare area of landscaping was completed in the Oyut camp, Mazaalai mess hall, North gate and Khanbumbat airport during the course of 2019 and these landscaping efforts will continue as per the Oyut village strategic plan. Oyu Tolgoi LLC also conducted a 1,500 tree planting campaign in Khanbogd. During the “Open Day” event, about 1000 saplings were given to local communities in Dalanzadgad.

Oyu Tolgoi LLC also works with international non-government agencies (“NGOs”), consultants and university researchers to ensure a net positive impact on biodiversity of the mine area. The annual biodiversity monitoring programs provide information to assess the effectiveness of the mitigation strategies that have been incorporated into the Oyu Tolgoi LLC operational management plans. The Core Biodiversity Monitoring Program has progressed well in 2019 with a ground ungulate population survey covering around 79,000 km2 area of the South Gobi region. The capture of a total of 30 khulan and 20 goitered gazelles and the deployment of 50 satellite GPS collars provides insights into the movements and habitat use of these Gobi Desert ungulates and provides critical information for planning and assessing mitigation action. The

2019 survey results indicated a significant increase in ungulate populations, specifically khulan and goitered gazelles. Khulan population increased approximately 42% (from ~36,300 in 2014 to ~51,700 in 2019) and the goitered gazelle population increased about 71% (from ~33,627 in 2015 to ~57,380 in 2019). We believe that both favorable weather conditions and our conservation efforts through the biodiversity offset program have contributed to this excellent outcome.

Oyu Tolgoi LLC has implemented several biodiversity offsetting projects that contribute to making a net positive impact on biodiversity and ecosystem services in the region. An example of this is the anti-poaching offsetting project in which Oyu Tolgoi LLC is collaborating with local government agencies. This project started in 2015 as a pilot and continues to be a successful initiative. A Multi-Agency Team and a Mobile Anti-Poaching Unit were formed to improve and solve the difficulties that patrols face. The Anti-Poaching Unit consists of East, Central and West teams and patrol the Omnogobi and Dornogobi aimags. In addition, the rangers of the Small Gobi Strictly Protected Area A and B also carry out patrols in the protected areas close to Oyu Tolgoi.

Another important component of the anti-poaching project is the implementation of the Spatial Monitoring And Reporting Tool (“SMART”) software package that is used to plan patrol efforts, monitor patrols, and document the location of carcasses found by the patrols. The information collected in the SMART system can then be used to assess patrol effectiveness. The effectiveness of the SMART system has enabled the Government of Mongolia to develop a working group that is examining the expansion of SMART into other protected areas in Mongolia. To support the anti-poaching programs and overall management of endangered species in the region Oyu Tolgoi also conducts khulan carcass assessments. The khulan carcass survey runs every year to provide the project with relevant information regarding poaching and natural death rate of khulan within a 50,000 km2 area of Oyu Tolgoi. The main goal of this survey is to determine the density of poached carcasses in areas believed to be experiencing high rates of poaching and to use this information in planning anti-poaching patrols.

Other offset projects include powerline insulation in order to reduce bird mortality, development of sustainable cashmere and modification of railroad fencing to lower the impact on fauna. There were several significant achievements in the offsetting projects in 2019. The development of sustainable cashmere underwent a restructure to improve long-term viability and to ensure its success. As part of a pilot, the railroad fence project saw the successful removal of two sections of the railroad fence, totaling 1,200 metres. This achievement was made possible by the involvement of multiple stakeholders including representatives from the private sector, academia, civil society organizations as well as government organizations. Initial monitoring has captured Mongolian and goitered gazelles crossing the rail using the opening made in the fence. The monitoring of wildlife movements will continue in 2020.

The biodiversity team has organized stakeholder consultation workshops with significant input from local government officials which helped them to gain a greater understanding of the underlying goals of offset programs and gained necessary support to continue these programs.

Greenhouse gases emissions

Oyu Tolgoi LLC has been measuring monthly greenhouse gases (“GHG”) emissions since 2012 and completes an annual GHG workbook. Greenhouse gas emission control is constantly monitored and the performance for the year ended December 31, 2019 was 2.38 tonnes CO2/unit product against an annual target of 1.96 tonnes CO2/unit product. These emissions include both Scope 1 (direct emissions from owned and controlled sources) and Scope 2 (indirect emissions from the generation of purchased energy).

	2014a	2015a	2016a	2017a	2018a	2019a
Emissions intensity (actual)	2.4	1.85	1.70	2.18	2.06	2.38
Total emissions actual (tonnes CO2-e)	1,353,130	1,463,002	1,429,626	1,572,355	1,514,205	1,596,287

  Note:

(1)

It should be noted that the emissions intensity per tonne of product measures reflect the tonnes of metal concentrate produced and is impacted by variability of the grade of the ore mined, which is a function of the orebody. 2020 is anticipated to be a lower-than-average grade year and the emissions intensity target reflects this.

(2)	All figures exclude the Underground development project emissions.

Oyu Tolgoi LLC has been implementing programs and activities aiming to reduce its GHG emissions and to save energy since 2015. Such activities include:

●	ending the use of Diesel generators for remote infrastructure, as providing permanent power supply at:

o   Training center, Khanbogd soum, Umnugobi province (2015);

o   Marshall yard, OT mine site (2017);

o   Power camp, OT mine site (2018);

o   Emulsion plant, OT mine site (2018); and

o   Khanbumbat permanent airport (2018);

●	the installation of walkway lighting powered by solar energy on the way from the Oyut Camp to the Bagging Plant and the Northgate. Thirty-four sections of walkway lightings were installed in 2019; and

●	the installation of runtime management equipment on air conditioners in various facilities. Over 7,000 units’ runtime has been reduced which represents a decrease of 30% in energy use for these units.

Communities

Oyu Tolgoi has had and continues to have a positive impact on the communities surrounding the mine, including partner communities (Khanbogd, Manlai, Bayan-Ovoo and Dalanzadgad soums), using formats such as the Cooperation Agreement signed in 2015 by the Umnugobi aimag, Khanbogd soum and Oyu Tolgoi LLC (the “Cooperation Agreement”). In Khanbogd, the partnership with Oyu Tolgoi LLC led to the connection of the town to a permanent power supply, funding for new educational and healthcare facilities, sealing of local roads, and programs to help improve social conditions. Construction of a new water supply system with capacity to support 13,000 residents was completed in 2016. Oyu Tolgoi LLC funded the construction of a 35.1 kilometres sealed road between Oyu Tolgoi and Khanbogd which was commissioned in late 2018 and opened in early 2019. In 2019, Oyu Tolgoi LLC reached an agreement with local herders with regards to the complaint made to the Compliance Advisor and Ombudsman’s Office. This agreement was made possible by the strong commitment of Oyu Tolgoi LLC’s management as well as the extensive engagement by Oyu Tolgoi LLC’s communities team with locals and international stakeholders to successfully implement a solution in compliance with agreed commitments.

In addition to the above achievements, under the Cooperation Agreement, Oyu Tolgoi LLC makes an annual contribution of US$5 million to the Gobi Oyu Development Support Fund (“DSF”), an independent fund that supports sustainable community development. Since its creation in September 2015, the DSF has invested US$22 million in 179 sustainable development projects and programs, which have resulted in the creation of more than 391 permanent jobs, benefits to over 390,000 community members, including scholarships for 187 students, among many other achievements. Examples of projects implemented through the DSF include:

●	the construction of a school and kindergartens to provide a convenient and comfortable learning and teaching environment to 640 students and 300 children;

●	the construction of a health care center in Mandal-Oyoo soum to provide easier access to health services;

●	the construction of a new museum in Umnugobi aimag as well as the provision of required equipment;

●	the co-funding of an integrated health care program to provide health related support to Umnugobi aimag women and youth;

●	the co-funding of a three-year program to support small to mid-sized business through the establishment of a Business Innovation and Growth Center;

●	a heating plant in Manlai soum to provide heat to 2,400 residents;

●	a Gobi grove in Manlai soum with 1,000 trees and a watering system over five hectares;

●	a flood prevention dam in Khanbogd soum;

●	disinfection program assistance for 2.3 million livestock and over 5000 winter shelters across Umnugobi aimag;

●	three high output breeds of camels protection and creation of a local brand of cashmere; and

●	the protection of 42 historical sites along with local rangers education to ensure continuing protection and preservation of those sites.

In order to update the community knowledge base, Oyu Tolgoi LLC is completing the Umnugobi socio-economic and environmental baseline study with the National Statistical Office and the United Nations Population Fund. The study provides Oyu Tolgoi LLC with the opportunity to understand key social trends and changes in the local community over the last 10 years reflecting our contributions to the community as well as an opportunity to understand the impact of working with the community.

Corporate practices

The table below outlines various initiatives undertaken by the Corporation in the management and disclosure of environmental and social matters affecting the Corporation’s activities:

Best practices	Corporate initiatives

Corporate culture

The Corporation adopted a HSEC Policy on March 14, 2018, demonstrating our commitment to HSEC matters. Fulsome HSEC updates are provided to the Board of Directors on a quarterly basis along with a monthly overview included as part of the CEO reports to the Board of Directors. In addition, safety shares are part of all Board of Directors and management meetings which the Corporation believes foster a strong culture of HSEC consciousness throughout the Corporation.

Risk management

The Corporation’s disclosure of risk factors in this AIF includes information on key HSEC risks. Risks of significance are monitored by management. Management is able to influence the inclusion of additional HSEC risks, or elevation of existing risks in the Corporation’s principal risk register. HSEC risks are also tracked by Oyu Tolgoi LLC management on continuous basis.

Corporate strategy	Material risks are taken into account in the Corporation’s strategy. At this time, no environmental and social risk that would have an impact on the overall strategy of the Corporation has been identified and highlighted in the strategy outside of the broader risks which could have an impact on environmental and social matters.

Board composition

The Nominating and Corporate Governance Committee reviews the Board of Directors skills matrix every year to ensure that the Board of Directors is composed of the right mix of skills, knowledge and experience. The skills matrix includes a HSEC component to ensure the Board of Directors is able to meet its oversight responsibilities on all HSEC matters.

Board structure

The Board of Directors has the ultimate oversight on HSEC matters and created the HSEC Committee to help discharge its duties on these matters. The HSEC Committee meets as often as necessary, but no less than four times per year.

Board practices

The HSEC Committee meets a minimum of four times a year. All meetings of the HSEC Committee follow an established agenda and are minuted. Safety shares are part of all Board meetings which the Corporation believes foster a strong culture of HSEC consciousness.

Performance evaluation and incentives	All short-term incentive awards paid to the Corporation’s executives contain a HSEC component.

Disclosure to shareholders

Both this AIF and the Corporation’s Management Information Circular dated March 18, 2020 and filed through SEDAR at www.sedar.ca contain a dedicated section on the importance of HSEC matters for the Corporation and on HSEC matters at Oyu Tolgoi. This section is reviewed and recommended by the HSEC Committee and approved by the Board of Directors before the documents are filed.

RISK FACTORS

The Corporation is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The following is a summary description of the material risks and uncertainties to which the Corporation is subject. Some of the following statements are forward-looking and actual results may differ materially from the results anticipated in these forward-looking statements. Please refer to the section titled “Special Note Regarding Forward-Looking Statements” in this AIF. If any of such risks or risks not currently known to the Corporation actually occurs or materializes, the Corporation’s business, financial condition or results of operations could be adversely affected, even materially adversely affected.

The Corporation may be limited in its ability to enforce the Investment Agreement and the Underground Plan against Mongolia, a sovereign government.

The Investment Agreement and the Underground Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi. The Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent that the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Underground Plan, there may be limitations on the Corporation’s ability to enforce the terms of the Investment Agreement and the Underground Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement and to improve the Underground Plan. If the terms of the Investment Agreement and/or the Underground Plan cannot be enforced effectively, the Corporation would be limited in its ability to enforce its contractual rights and could be deprived of substantial rights and benefits arising from its investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management’s attention. Such an outcome would have a material adverse impact on the Corporation and its share price.

The Corporation’s ability to carry out its activities in multiple jurisdictions, including Mongolia, is subject to legal and political risks.

Although the Corporation expects that the Investment Agreement and the Underground Plan will continue to bring significant stability and clarity to the legal, political and operating environment in which the Corporation will develop and operate Oyu Tolgoi, the Corporation remains subject to legal and political risks in Mongolia. In addition, the Government of Mongolia also owns a significant stake in Oyu Tolgoi LLC which holds the Oyu Tolgoi property.

There can be no absolute assurance that the Corporation’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that the political and economic policies of neighbouring countries, including China, in relation to Mongolia will not have adverse economic effects on the development of the Corporation’s mining projects, including its ability to access power, transport (including across borders) and sell its products and access construction labour, supplies and materials. There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of the Corporation’s original investment or to compensate for the loss of the current value of the Mongolian projects. Insofar as the Government of Mongolia is a sovereign entity against which the terms of the Investment Agreement and the Underground Plan may take considerable time to enforce (if enforceable at all), this risk applies to Oyu Tolgoi despite the provisions of the Investment Agreement respecting nationalization and expropriation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described herein. There can be no assurance that there would not be disputes resulting from multiple levels of corporate and/or governmental approvals and differing sophistication in relevant business and technical matters, inequality of bargaining power and incompatible strategic and economic objectives (both in the short term and the longer term) among the shareholders of Oyu Tolgoi LLC which could have a material adverse impact on the Corporation’s business prospects, results of operations and financial condition.

The Corporation carries out its activities in countries which may be affected in varying degrees by political stability, government regulations (including but not restricted to those related to the mining industry) and domestic or foreign investment therein, and by the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of the Corporation and may adversely affect its business. The Corporation’s mining, exploration and financing activities may be affected to varying degrees by government regulations, or other political and administrative undertakings, including those with respect to restrictions on production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The Corporation may be subject to disputes or issues with customs officials or border crossings affecting the shipment of the Corporation’s products in jurisdictions in which it operates, and the ability of its customers to collect such products may arise and could have an adverse effect on the Corporation’s ability to collect and/or recognize revenue. In addition, in the various jurisdictions where the Corporation operates and finances its business activities (including Mongolia, China, U.S., Canada and Europe), the Corporation is subject to taxes (including income taxes and mining taxes) and it may from time to time be subject to disputes with tax authorities over the interpretation and application of existing tax legislation and/or computation of taxes owing to such jurisdictions. The Corporation also faces risks regarding future changes in the tax laws of such jurisdictions (and future changes in the way such tax authorities interpret and apply existing tax legislation) that could increase the amount of taxes owing. The Corporation’s activities may also be affected to varying degrees by terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Moreover, the legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing conventions and customs. Although legal title risks in respect of Oyu Tolgoi are believed to be significantly mitigated by the terms of the Investment Agreement, there may still be ambiguities, inconsistencies and anomalies in the other agreements, licenses and title documents through which the Corporation holds its direct or indirect interests in other mineral resource properties in Mongolia, or the underlying legislation upon which those interests are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of the Corporation’s rights and obligations. Many laws of certain of the countries in which the Corporation carries out its activities have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner due to the substantial administrative discretion granted to the responsible government officials or agencies, while legal remedies may be uncertain, delayed or unavailable. These laws or their enforcement by national, regional or local authorities can adversely affect, among other things, water access rights, operating costs resulting from unanticipated increases in tariff rates and overall assessment of risk. These uncertainties could limit the legal protections available to the Corporation. Even the Corporation’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Corporation and its share price. Accordingly, while the Corporation believes that it has taken the legal steps necessary to obtain and hold its property and other interests in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

RTIH, as the holder of a majority of the Common Shares, as manager of Oyu Tolgoi, and as manager of a substantial portion of Turquoise Hill’s receivables and liquid asset deposits, has the ability to exert a significant degree of control over the Corporation, Oyu Tolgoi LLC and Oyu Tolgoi.

RTIH, a wholly-owned subsidiary of Rio Tinto, together with other Rio Tinto affiliates, owns a majority of the outstanding Common Shares and can exercise its voting power to elect all of the members of the Board of Directors, subject to applicable securities legislation. RTIH can also exercise its majority voting power to unilaterally pass any ordinary resolution submitted to a vote of the Corporation’s shareholders, except for resolutions in respect of which RTIH is an interested party and for which disinterested shareholder approval is required. In addition, under the HoA, RTIH was appointed as manager of Oyu Tolgoi which provides RTIH with responsibility for the management of Oyu Tolgoi.

RTIH is also able to exert a significant degree of control over the management, development and operation of Oyu Tolgoi, as well as the Corporation, through a series of governance mechanisms and restrictive covenants established under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto. These include the Technical Committee established under the Private Placement Agreement and the Operating Committee established under the HoA, through which RTIH is able to control decisions respecting the business of Oyu Tolgoi LLC subject to a veto of the Corporation in respect of certain special matters.

In addition, on December 15, 2015, the Corporation entered into the Cash Management Services Agreement with 9539549 Canada Inc., a wholly-owned subsidiary of Rio Tinto, pursuant to which the net proceeds from the Project Finance Facility are to be placed with and managed by 9539549 Canada Inc. until they are returned to Turquoise Hill for purposes of funding the underground at Oyu Tolgoi. Although RTIH has guaranteed the obligations of 9539549 Canada Inc. under the Cash Management Services Agreement, a delay in the return of such funds when requested by Turquoise Hill, or the unavailability of such funds for any reason, could result in a material adverse effect on the Corporation.

In May 2016, the Corporation and its wholly-owned subsidiary, Movele S.à r.l., entered into the Movele Deposit Agreement, pursuant to which Movele S.à r.l. deposited funds with RTF, which are invested or deposited by RTF for fixed terms. The inability of Movele S.à r.l. to access cash and cash equivalent investments on deposit with RTF under the Movele Deposit Agreement, in a timely manner or at all due to circumstances which limit RTF’s ability to return such funds to Movele S.à r.l. could have a material adverse impact on Turquoise Hill and its business.

The interests of RTIH and the interests of the Corporation’s other shareholders may not necessarily be aligned in all respects and there can be no assurance that RTIH, together with other Rio Tinto affiliates, will exercise its rights as the Corporation’s majority shareholder and its other contractual rights under the Private Placement Agreement, the HoA and other agreements entered into with Rio Tinto in a manner that is consistent with the best interests of either the Corporation or the Corporation’s other shareholders.

The Corporation’s actual production, revenues and capital expenditures may differ materially from mineral reserve estimates.

Market fluctuations in the price of metals or increases in the costs to recover metals from the Corporation’s mining projects may render mining of ore reserves uneconomical and affect the Corporation’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralisation uneconomic to exploit and could materially reduce the Corporation’s reserves and resources. Should such reductions occur, material write-downs of the Corporation’s investments in mining properties or the discontinuation of development or production might be required, and there could be cancellations of or material delays in the development of new projects, increased net losses and reduced cash flow. The estimates of mineral reserves and resources attributable to a specific property are based on internationally accepted engineering and evaluation principles. The estimated amount of contained metals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

The Corporation uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modelling (either higher or lower), and the differences could be significant.

A number of the uncertainties relate to the costs and availability of smelting services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of such services. These costs can be significantly impacted by a variety of industry-specific and also regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Corporation’s control.

The actual cost of developing Oyu Tolgoi may differ materially from the Corporation’s estimates, and development may involve unexpected problems or delays.

The Corporation’s estimates regarding the cost of development and operation of Oyu Tolgoi are estimates only and are based on many assumptions and analyses made by the Corporation’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the underground components of Oyu Tolgoi may increase, which may have a material adverse impact on the Corporation, its results of operations, financial condition and share price. Specifically, the estimated schedule delay and cost increase announced in July 2019 for the completion of the underground development, including in respect of timing of sustainable first production and the development capital spend for the project, may differ materially as a result of the outcome of the definitive estimate review and further technical work to be conducted in connection therewith.

In addition to the requirements of the Investment Agreement, there are also a number of uncertainties inherent in the development and construction of any new or existing mine, including Oyu Tolgoi. These uncertainties include the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, ground and rock mass conditions and stability, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for Oyu Tolgoi, which requires routing approaches which have not been fully tested; the annual usage fees payable to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi.

It is common in mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in the commencement or expansion of mineral production or sustainable production. Such delays could have unforeseen impacts on disclosed project economics. Accordingly, there is no assurance that the current or future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

The mineral resource and mineral reserve estimates are estimates only and are subject to change based on a variety of factors, some of which are beyond the Corporation’s control.

The estimates of mineral reserves and mineral resources in this AIF, including the anticipated tonnages and grades that are expected to be achieved or the indicated level of recovery that will be realized, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques and modelling assumptions and parameters. Large-scale continuity and character of the Corporation’s deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralisation or formations may be different from those predicted. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites.

The estimated mineral resources and mineral reserves described in this AIF should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates. In addition, inferred mineral resources are quoted in this AIF. Inferred mineral resources have a great amount of uncertainty as to their existence, and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates referenced in this AIF are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralisation of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Many of the projections and estimates are based on subjective views and assumptions. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on the Corporation and its share price.

There can be no assurance that the Corporation will be able to secure the funding that it needs to continue development of the Oyu Tolgoi underground mine.

Additional funding will be required to complete the development of the underground mine, which could potentially include construction of a power facility at Tavan-Tolgoi pursuant to the PSFA, and such additional funding may not be available or available on reasonable commercial terms. If the full amount of project and other financing required to complete these developments of the underground mine is not available or obtainable on reasonable commercial terms for such purposes or funding from the Oyut open pit mine operations is insufficient, the Corporation could seek to issue Common Shares or instruments convertible into equity, including through future rights offerings, which issuances could result in dilution to the holders of Common Shares and have a material adverse effect upon the market price of Common Shares. Under the terms of the covenants forming part of the Turquoise Hill Financing Support Agreement, the Corporation is prohibited from creating, incurring or permitting to remain outstanding any indebtedness, other than certain permitted indebtedness, and from amending its constating documents to create and issue Preferred Shares. As a result of these restrictions, in seeking to raise additional capital, the Corporation may not incur indebtedness for borrowed money or issue debt securities, other securities convertible into debt securities or Preferred Shares while the covenants forming part of the Turquoise Hill Financing Support Agreement are in force and effect unless it obtains a waiver or consent from RTIH permitting the incurrence of such indebtedness or the issuance of such securities.

Recent and future amendments to Mongolian laws and regulations, whether actual or the interpretation thereof, could adversely affect the Corporation’s activities, its mining rights in Oyu Tolgoi, or make it more difficult or expensive to develop such project and carry out mining in Mongolia.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. There can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines the Investment Agreement or otherwise adversely impacts Oyu Tolgoi or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of the Investment Agreement in ways that are adverse to the Corporation’s interests or that impair the Corporation’s ability to develop and operate Oyu Tolgoi or other projects on the basis presently contemplated, which may have a material adverse impact on the Corporation and its share price.

In addition, mining operations, exploration and related financing activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, access to water, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, financing, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the Corporation’s decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties and the nature of related investing and financing arrangements.

Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, the Corporation is unable to predict the ultimate cost of compliance with these changes and their effect on operations or other business activities. Furthermore, changes in governments, regulations, interpretations, policies or practices could have an adverse impact on the Corporation’s future cash flows, earnings or results of operations and financial condition, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize only Mongolian power sources.

The Investment Agreement commits Oyu Tolgoi LLC to eventually utilize Mongolian power sources. Although Oyu Tolgoi LLC entered into the PSFA with the Government of Mongolia in December 2018, which provides a binding framework and pathway forward for the construction of the TTPP Project, as well as establishes the basis for a long-term domestic power solution for Oyu Tolgoi, there is no certainty that this project will be completed, that the proposed power plant will be sufficient to meet the Corporation’s future needs or that further funding in addition to the existing project finance and proposed supplemental debt facilities (which funding would be subject to negotiation) may not be available or may only be available on substantively different terms from existing facilities. Despite the Corporation’s best efforts, the ability to meet its obligations under the PSFA or any future agreement committing the Corporation to use Mongolian power sources is an obligation is not necessarily within the Corporation’s control and non-fulfilment of this requirement may result in a default under the Investment Agreement. Such default could result in termination of the Investment Agreement or damages accruing, which may have a material adverse impact on the Corporation and its share price.

The Investment Agreement and the Underground Plan include a number of future covenants that may be outside of the control of the Corporation to perform, a breach of which could have a material adverse effect on the Corporation and its business.

The Investment Agreement and the Underground Plan commit the Corporation to perform many obligations in respect of the development and operation of Oyu Tolgoi. While performance of many of these obligations is within the effective control of the Corporation, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of the Corporation. For example:

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Mongolian nationals must represent at least 90% of Oyu Tolgoi employees now that Commercial Production has been attained, and 50% of Oyu Tolgoi’s engineers must be Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which targets are achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. expected after September 2023). Achieving or maintaining these targets is contingent upon the availability of a sufficient number of qualified personnel, which is not wholly within the Corporation’s control.

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Although Oyu Tolgoi LLC has achieved Commercial Production, there is a risk that unforeseen mining or processing difficulties may be encountered that could prevent Oyu Tolgoi LLC from maintaining the required Commercial Production levels.

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Oyu Tolgoi LLC is obligated, on a priority basis, to purchase and utilize services supplied by Mongolian citizens and/or legal entities, and equipment, raw materials, other materials and spare parts manufactured in Mongolia, to the extent such services and materials are available on a competitive time, cost, quantity and quality basis, and to give preference to Mongolian suppliers of freight and transportation services required for Oyu Tolgoi. Such services, materials and suppliers may not be available to the extent required or may be available upon commercial terms that are less advantageous than those available from other sources.

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Oyu Tolgoi LLC has community development commitments and social responsibility obligations. There is a risk that Oyu Tolgoi LLC will be unable to meet the expectations or demands of relevant community stakeholders to the extent contemplated to allow Oyu Tolgoi LLC to meet its commitments under the Investment Agreement.

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The extension of the term of the Investment Agreement is subject to a number of conditions, including the Corporation having demonstrated that Oyu Tolgoi has been operated in accordance with industry best practices in terms of national and community benefits, environment and health and safety practices. The inherently subjective nature of these criteria creates the risk that the Corporation and the Government of Mongolia may disagree as to whether the conditions for extending the term of the Investment Agreement have been met.

Despite the Corporation’s best efforts, such provisions are not necessarily within its control and non-fulfilment of any such provision may result in a default or breach under the Investment Agreement and the Underground Plan. Such a default or breach could result in termination of the Investment Agreement and the Underground Plan or damages accruing, which may have a material adverse impact on the Corporation and its share price.

In addition, the Mongolian Parliament passed resolutions on November 21, 2019 mandating the Government of Mongolia to take necessary measures to ensure the benefits to Mongolia of Oyu Tolgoi, including comprehensive measures to improve the implementation of the Investment Agreement and to improve the Underground Plan.

In addition to the Investment Agreement and the Underground Plan, the Corporation is party to a number of other material contractual agreements with a number of third parties, including the Government of Mongolia and Rio Tinto. Should the Corporation breach any of these agreements, it could face consequences that could have an adverse effect on its share price and/or the operations of Oyu Tolgoi, the Corporation’s main asset. Rio Tinto, as the Corporation’s majority shareholder and as manager of Oyu Tolgoi, could materially affect the business of the Corporation if it were to claim damages for a breach of an agreement against the Corporation or require specific performance of an obligation that the Corporation is unable to comply with.

Public health crises, including the COVID-19, could adversely affect the Corporation’s business

The Corporation’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises.

For example, in late December 2019, a novel coronavirus (“nCoV” or “COVID-19”) was identified originating in the Wuhan Province of China, subsequently spread worldwide, with infections being reported globally and on March 11, 2020, the World Health Organization declared it could be characterized as a pandemic. Since January, the movement of goods and people within Mongolia has been restricted within and across its borders to prevent the spreading of COVID-19. In addition, following the first positive test for COVID-19 in Mongolia on March 10, 2020, the Government of Mongolia increased its restrictions on flights in and out of the country and on the movement of goods and people within and across its borders. On March 16, 2020 the Corporation announced there would be a slowdown on the underground project, the full impact of which is currently unknown. Further spreading of the infection could impact vendors, suppliers, construction companies and other counterparties and materially impact the ability of the Oyu Tolgoi team to advance the project.

The extent to which COVID-19 impacts the Corporation’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Corporation’s business and the Oyu Tolgoi mine could also experience a slowdown or temporary suspension in operations. The risks to our business include without limitation, the risk of breach of material contracts and customer agreements, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control an outbreak of contagious disease or other adverse public health developments in Mongolia or any of our markets and other factors that will depend on future developments beyond the Corporation’s control, which may have a material and adverse effect on the our business, financial condition and results of operations.

There can be no assurance that the Corporation’s personnel will not ultimately see its workforce productivity reduced or that the Corporation will not incur increased medical costs / insurance premiums as a result of these health risks. Under the circumstances the Corporation may be forced to declare force majeure on certain contracts. In addition, the coronavirus pandemic could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for base metals and our future prospects. The Corporation continues to monitor the situation and the impact COVID-19 may have on its business.

The Corporation may be subject to public allegations, regulatory investigations or litigation that could materially and adversely affect the Corporation’s business.

The Corporation at one time conducted exploration and mining operations in a number of jurisdictions and, as a result of such activities and operations or current or future activities and operations, including, without limitation, jurisdictions subject to various sanctions regimes, may be subject to governmental or regulatory investigations and claims in or regarding those jurisdictions, including jurisdictions in which it is not currently active. A serious allegation, formal investigation by regulatory authorities or other legal claim (in each case, regardless of the ultimate decision) could have a material adverse impact on the Corporation, its reputation and its share price.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Corporation may be required to defend against any such public allegations, regulatory investigations or other claims that are asserted against it, or may deem it necessary or advisable to initiate legal proceedings to protect its rights. The expense and distraction of any such public allegations, regulatory investigations or other claims or proceedings, even with respect to claims that have no merit and whether or not resolved in the Corporation’s favour, could materially and adversely affect its business, operating results, and financial condition. There may also be considerable cost and disruption in responding to allegations, investigations or claims and taking any remedial action. Further, if an investigation, claim or proceeding were resolved against the Corporation or if it were to settle any such dispute, the Corporation may be required to pay damages and costs or refrain from certain activities, any of which could have a material adverse impact on the Corporation’s business, operating results, and financial condition.

The Corporation is subject to anti-corruption legislation.

The Corporation is subject to the United States’ Foreign Corrupt Practices Act and other similar legislation, such as, but not necessarily limited to, Canada’s Corruption of Foreign Public Officials Act (collectively, “Anti-Corruption Legislation”), which prohibits the Corporation or any director, officer, employee, consultant or agent of the Corporation or any shareholder of the Corporation acting on its behalf from giving, paying, offering to give or pay, or authorizing the giving or payment of any reward, advantage, benefit or anything of value to any foreign government or public official, government staff member, political party, or political candidate in an attempt to obtain or retain business, obtain an advantage in the course of business, or to otherwise induce or influence a person working in an official capacity. The Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. The Corporation’s international activities create the risk of unauthorized payments or offers of payments by its directors, officers, employees, consultants or agents, even though they may not always be subject to its control. The Corporation strictly prohibits these practices by its directors, officers, employees, consultants and agents. However, the Corporation’s existing safeguards and any future improvements may prove to be less than effective, and its directors, officers, employees, consultants or agents may engage, and may previously have engaged, in conduct for which the Corporation might be held responsible. Any failure by the Corporation to adopt appropriate compliance procedures and ensure that its directors, officers, employees, consultants and agents comply with the Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on its ability to conduct its business, which may have a material adverse impact on the Corporation and its share price.

Mining projects are sensitive to the volatility of metal prices.

The long-term viability of Oyu Tolgoi depends in large part on the world market prices of copper, gold and silver. The market prices for these metals are volatile and are affected by numerous factors beyond the Corporation’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals. It is anticipated that there will be continued volatility in metal prices.

The aggregate effect of these factors on metal prices in the medium or long term is impossible to predict. Should prevailing metal prices be depressed or below variable production costs of the Corporation’s current and planned mining operations for an extended period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of the Corporation’s mining, development and exploration activities. The Corporation would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of the Corporation’s reserves and resources. These factors could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have a material adverse impact on the Corporation and its share price.

The following table sets forth for the periods indicated: (i) the London Metals Exchange’s high, low and average settlement prices for copper in U.S. dollars per pound; (ii) the high, low and average London afternoon fixing prices for gold in U.S. dollars per ounce; and (iii) the high, low and average London afternoon fixing prices for silver in U.S. dollars per ounce.

Year	Copper			Gold			Silver
	High	Low	Average	High	Low	Average	High	Low	Average
2014	$3.37	$2.84	$3.10	$1,385	$1,142	$1,266	$22.05	$15.28	$19.08
2015	$2.94	$2.04	$2.49	$1,296	$1,049	$1,160	$18.36	$13.67	$15.66
2016	$2.69	$1.96	$2.21	$1,366	$1,077	$1,251	$20.71	$13.58	$17.16
2017	$3.27	$2.48	$2.80	$1,346	$1,151	$1,257	$18.56	$15.22	$17.05
2018	$3.29	$2.64	$2.96	$1,355	$1,178	$1,268	$17.52	$13.97	$15.71
2019	$2.98	$2.55	$2.73	$1,546	$1,269	$1,393	$19.30	$14.38	$16.21
2020	$2.86	$2.20	$2.62	$1,684	$1,488	$1,584	$18.78	$12.42	$17.46

(1)	Note: this data represents the period from January 1, 2020 to March 18, 2020.

There is no guarantee that any exploration or development activity will result in additional commercial production.

Development of a mineral property is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of the Corporation’s properties, including Hugo North Lift 2, Hugo South and Heruga. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of the Corporation.

Under Mongolia’s Resolution No. 175, the Government of Mongolia may seek contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides to third parties adversely affected by Resolution No. 175.

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases, a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses.

In accordance with the terms of Resolution No. 175 and the Minerals Law (2006), the Government of Mongolia will be responsible for compensating third parties whose right to use and access the subject land area is adversely affected by the application of Resolution No. 175. The Minerals Law specifically encourages non-monetary compensation where the Government of Mongolia issues to such third parties a mineral exploration or mining license in land areas of which mineral resources are identified by a geological study or exploration works with state funding, if it reaches agreement with the third parties.

To the extent that agreement for non-monetary compensation are not reached with affected third parties, it is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC. If the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant. The description of Resolution No. 175 has been provided by Oyu Tolgoi LLC and has been relied on under Item 3 of NI 43-101 Reliance on Other Experts.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

In September 2016, one of the affected third parties challenged the validity of Resolution No. 175 at an administrative court of Mongolia, and claimed that Resolution No. 175 be resolved to be “obviously illegal”. The Government of Mongolia, as a defendant, attended the litigation. In June 2017, the Supreme Court of Mongolia resolved that there is no legal ground where Resolution No. 175 is deemed to be “obviously illegal.” The resolution passed by the Parliament of Mongolia published on December 6, 2019 resolved nonetheless to revise Resolution No. 175 to reflect consideration of the groundwater usage conditions in the Gobi region.

There can be no assurance that the interests held by the Corporation in its mining, development and exploration properties are free from defects or that material contractual arrangements between the Corporation and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.

The Corporation has investigated its rights to exploit and explore its various properties and, to the best of its knowledge, those rights are in good standing, but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Corporation. There can also be no assurance that the Corporation’s rights will not be challenged or impugned by third parties. The Corporation has also applied for rights to explore various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to the Corporation or at all, which may have a material adverse impact on the Corporation and its share price.

The Corporation is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition, could materially adversely affect the Corporation.

All phases of the Corporation’s operations are subject to environmental regulations in the various jurisdictions in which it operates and has operated. For example, Oyu Tolgoi is subject to a requirement to meet environmental protection obligations. The Corporation must complete an environmental protection plan for approval by the Government of Mongolia and complete a report prepared by an independent expert on environmental compliance every three years.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties in which the Corporation holds interests which are presently unknown to the Corporation and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of the Corporation’s operations. To the extent such approvals are required and not obtained, the Corporation may be delayed or prevented from proceeding with planned development or exploration of its mineral properties, which may have a material adverse impact on the Corporation and its share price.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties, which may have a material adverse impact on the Corporation and its share price.

Previous mining operations may have caused environmental damage at former mining projects of the Corporation, and if the Corporation cannot prove that such damage was caused by other operators, its indemnities and exemptions from liability may not be effective.

The Corporation has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at former mining projects. There is a risk, however, that, if an environmental accident occurred at those sites, including with respect to tailings or water contamination, it may be difficult or impossible to assess the extent to which environmental damage was caused by the Corporation’s activities or the activities of other operators. In that event, the liability exemptions could be ineffective and possibly worthless, which may have a material adverse impact on the Corporation and its share price.

The Corporation cannot insure against all of the risks associated with mining.

Production, development and exploration operations on mineral properties involve numerous risks and hazards, including rock bursts, slides, fires, earthquakes or other adverse environmental occurrences; industrial accidents; labour disputes; political and social instability; technical difficulties due to unusual or unexpected geological formations; failures of pit walls, shafts, head frames, and/or underground workings; and flooding and periodic interruptions due to inclement or hazardous weather conditions.

These risks can result in, among other things, damage to, and destruction of, mineral properties or production facilities; personal injury (and even loss of life); environmental damage including resulting from the presence of tailings or water contamination; delays in mining; monetary losses; and legal liability.

It is not always possible to obtain insurance (or to fully insure) against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. The occurrence of an event that is not fully covered or covered at all, by insurance, could have a material adverse effect on the Corporation’s financial condition, results of operations and cash flows and could lead to a decline in the value of the securities of the Corporation. The Corporation does not maintain general insurance against political or environmental risks, which may have a material adverse impact on the Corporation and its share price.

Global climate change

Global climate change could exacerbate certain of the threats facing the Corporation’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt the Corporation’s operations, damage its infrastructure or properties, create financial risk to the business of the Corporation or otherwise have a material adverse effect on our results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt the operations of the Corporation by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs.

Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where we are present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and/or regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

The Corporation does not expect to pay dividends for the foreseeable future.

The Corporation has not paid any dividends on its Common Shares to date, nor does it contemplate a declaration of payment of dividends until its operations generate sufficient excess cash flow for distribution as it anticipates that it will reinvest the majority of, if not all, future earnings, if any, in the development and growth of Oyu Tolgoi and its business generally. Therefore, investors may not receive any funds unless they sell their Common Shares, and investors may be unable to sell their Common Shares on favourable terms or at all. The Corporation cannot give any assurance of a positive return on investment or that investors will not lose the entire amount of their investment in Common Shares. Prospective investors seeking or needing dividend income or liquidity are discouraged from purchasing Common Shares.

The Corporation’s ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions imposed by law, foreign currency exchange regulations and financing arrangements.

The Corporation conducts its operations through subsidiaries. Its ability to obtain dividends or other distributions from its subsidiaries may be subject to restrictions or costs on dividends or repatriation of earnings under applicable local law, including any tax obligations, monetary transfer restrictions and foreign currency exchange regulations in the jurisdictions in which the subsidiaries operate or are incorporated. The ability of the Corporation’s subsidiaries to pay dividends or to make other distributions to the Corporation is also subject to their having sufficient funds to do so. If its subsidiaries are unable to pay dividends or to make other distributions, the Corporation’s growth may be inhibited unless it is able to obtain additional equity or debt financing on acceptable terms. In the event of a subsidiary’s liquidation, the Corporation may lose all or a portion of its investment in that subsidiary. The Corporation expects to be able to rely on the terms of the Investment Agreement to pay dividends out of Mongolia, subject to certain restrictions contained in the Investment Agreement, but will be unable to do so in respect of projects that are not covered by the terms of the Investment Agreement, which may have a material adverse impact on the Corporation and its share price.

There is no assurance that the Corporation will be capable of consistently producing positive operating cash flows, failing which capital may not at all times be available on terms acceptable to the Corporation or at all.

Oyu Tolgoi LLC generated positive operating cash flows in 2019. However, there is no assurance that the Corporation will be capable of producing positive cash flow on a consistent basis or for a sustained period of time. For instance, a reduction or delay in orders from leading customers could have a material adverse effect upon the Corporation’s results of operations, including operating cash flows. Such reduction or delay in orders from leading customers may be due to market, economic or competitive conditions and customers that previously accounted for significant revenue may not necessarily generate similar levels of or any revenue in any future period. The failure to obtain new customers or repeat orders from existing customers may materially affect the Corporation’s operating results, including operating cash flows. The Corporation anticipates that its exposure to a group of key customers in any given fiscal year will continue for the foreseeable future. There is a risk that existing customers will elect not to do business with the Corporation in the future or will experience financial or other difficulties.

It is therefore possible that the Corporation be required to make arrangements for additional capital, whether through project debt financing or otherwise, to continue open-pit operations as currently planned or in respect of additional funding requirements for the underground mine or for the power plant.

If such additional capital is required, the Corporation may be required to access securities markets. Such markets throughout the world are cyclical and, over time, tend to undergo high levels of price and volume volatility, and the market price of securities of many companies, particularly those in the resource sector, can experience wide fluctuations which are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Increased levels of volatility and resulting market turmoil could adversely impact the Corporation and its share price. In addition, in the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. The Corporation cannot provide assurance that similar litigation will not occur in the future with respect to it. Such litigation could result in substantial costs and a diversion of management’s attention and resources, which could have a material adverse effect upon the Corporation’s business, operating results, and financial condition.

If the Corporation is required to access credit markets to carry out its development objectives, the state of domestic and international credit markets and other financial systems could affect the Corporation’s access to, and cost of, capital. If these credit markets were significantly disrupted, such disruptions could make it more difficult for the Corporation to obtain, or increase its cost of obtaining, capital and financing for its operations. Such capital may not be available on terms acceptable to the Corporation or at all, which may have a material adverse impact on the value of Oyu Tolgoi and, consequently, on the Corporation and its share price.

The Corporation’s prospects depend on its ability to attract and retain key personnel.

Recruiting and retaining qualified personnel is critical to the Corporation’s success. The number of persons skilled in the acquisition, development and exploration of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting the necessary personnel to meet its corporate objectives but, as the Corporation’s business activity grows, it will require additional key financial, operational, technical, mining and management personnel, as well as additional staff on the operations side. The Corporation is also dependent on Rio Tinto for the secondment of skilled labour at Oyu Tolgoi, particularly in the construction and development phases. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, including qualified secondees on a timely basis from Rio Tinto, there can be no assurance of such success.

In addition, pursuant to the terms of the Investment Agreement, Oyu Tolgoi LLC is obligated to hire a specific number of Mongolian nationals following the achievement of Commercial Production. Among other obligations, Oyu Tolgoi LLC must use its best endeavours to ensure that 50% of its engineers are Mongolian nationals within five years of achieving Commercial Production (i.e. by September 2018), which target is achieved, and increasing to 70% after ten years of achieving Commercial Production (i.e. after September 2023) (and failure to meet these levels will result in financial penalties).

The Corporation may from time to time hold substantial funds in cash, cash equivalents, loans and receivables, and other deposits and there is a risk that financial market turmoil or other extraordinary events could prevent the Corporation from obtaining timely access to such funds or result in the loss of such funds.

The Corporation may from time to time hold substantial funds in cash, cash equivalents and other deposits, including treasury bills, money market funds, liquidity funds, bank deposits, and receivables and deposits with related parties. Management has adopted a conservative investment policy with respect to such funds, as the Corporation may require that these funds be used on short notice to support its business objectives. Nevertheless, there is a risk that an extraordinary event in financial markets generally or with respect to an obligor under an investment individually will occur that prevents the Corporation from accessing its funds. Such an event could, in the case of delayed liquidity, have a negative impact on the implementation of time sensitive business objectives that require access to such funds or such an event could, in extreme circumstances, result in the loss of some or all of such funds.

The Corporation may experience cybersecurity threats, which could result in disruptions in business operations and adverse operating results.

The Corporation relies on secure and adequate operations of information technology systems in the conduct of its operations. Access to and security of the information technology systems are critical to the Corporation’s operations. To the Corporation’s knowledge, it has not experienced any material losses relating to disruptions to its information technology systems. The Corporation has implemented ongoing policies, controls and practices to manage and safeguard the Corporation and its stakeholders from internal and external cybersecurity threats and to comply with changing legal requirements and industry practice. The Corporation is also dependent on Rio Tinto to manage the information technology systems of Oyu Tolgoi. Given that cyber risks cannot be fully mitigated and the evolving nature of these threats, the Corporation may not have the resources or technical sophistication to anticipate, prevent, or recover from cyber attacks and cannot assure that its information technology systems are fully protected from cybercrime or that the systems will not be inadvertently compromised, or without failures or defects. Disruptions to the Corporation’s information technology systems, including, without limitation, security breaches, power loss, theft, computer viruses, cyber-attacks, natural disasters, and non-compliance by third-party service providers and inadequate levels of cybersecurity expertise and safeguards of third-party information technology service providers, may adversely affect the operations of the Corporation as well as present significant costs and risks including, without limitation, loss or disclosure of confidential, proprietary, personal or sensitive information and third-party data, material adverse effect on its financial performance, compliance with its contractual obligations, compliance with applicable laws, damaged reputation, remediation costs, potential litigation, regulatory enforcement proceedings and heightened regulatory scrutiny.

The Corporation may be a passive foreign investment corporation (“PFIC”), which could have adverse U.S. federal income tax consequences to U.S. holders of Common Shares.

Based on the scope of its past, current and projected operations, the Corporation does not believe that it was a PFIC for the 2019 tax year. However, the determination of the Corporation’s PFIC status for any year is very fact-specific, and there can be no assurance in this regard for future years. If the Corporation is classified as a PFIC, U.S. holders of Common Shares could be subject to adverse U.S. federal income tax consequences, including increased tax liabilities and possible additional reporting requirements, which may have a material adverse impact on the Corporation and its share price. Shareholders should consult their own tax advisors in respect to same.

DESCRIPTION OF THE BUSINESS

Current Technical Report and Qualified Persons

The 2016 OTTR is the current Technical Report for Oyu Tolgoi and related projects. The 2016 OTTR was prepared in accordance with the requirements of NI 43-101 by OreWin Pty Ltd. Disclosure of scientific and technical information in this AIF was approved by the following qualified persons: Jo-Anne Dudley (FAusIMM(CP)), Chief Operating Officer of the Corporation and Mike Thomas (FAusIMM(CP)) (for the Oyut and Hugo North mineral reserves) and Sonia Konopa (FAusIMM, MAIG) (for the mineral resources) of AMC Consultants Pty Ltd, each of whom are “qualified persons” as set forth in NI 43-101. Mike Thomas and Sonia Konopa are independent of the Corporation as set forth in NI 43-101. The qualified persons have verified the data disclosed in this AIF including sampling, analytical and test data underlying the information contained in this AIF. This included review of mineral resources reports for the historical mineral resources and review of the current mineral resources documentation for the updated Oyut Mineral Resource.

Oyu Tolgoi Project

Project Location

The Oyu Tolgoi project consists of a series of mineral deposits containing copper, gold, silver, and molybdenum located in the Southern Gobi region of Mongolia. The project site is, approximately 550 km south of the capital city, Ulaanbaatar, and is being developed by Oyu Tolgoi LLC.

The mineral deposits at Oyu Tolgoi lie in a structural corridor where mineralisation has been discovered over a 26 km strike length. Four deposits hosting mineral resources have been identified; Oyut, Hugo North, Hugo South, and Heruga. Hugo North and Hugo South are also known as the Hugo Dummett Deposits. The Oyut deposit (formerly known as Southern Oyu Tolgoi (“SOT”)) is currently mined as an open pit using a conventional drill, blast, load & haul method. An underground mine is under development at the Hugo North deposit.

The location of the Oyu Tolgoi project relative to the capital of Mongolia, Ulaanbaatar, and the major national infrastructure is illustrated below.

Project Location

Project Access

Access to the property from Ulaanbaatar is by an unpaved road, via Mandalgovi, or by air travel with a flight time of just over one hour. A permanent domestic airport designed to accommodate commercial aircraft up to the Boeing 737-800 series has been constructed 11 km north of the Oyu Tolgoi camp area. The airport also serves as the regional airport for the town of Khanbogd.

The Trans-Mongolian Railway crosses the Mongolia-China border approximately 420 km east of the Oyu Tolgoi project site, traversing the country from south-east to north-west through Ulaanbaatar to the border with Russia. At the Mongolian-Chinese border the rail gauge changes from the Russian standard to the Chinese standard. There is currently no access from the project site to the rail line within Mongolia except along a 330 km desert trail north-east to Sainshand.

The Government of Mongolia may construct or facilitate the construction and management of a railway in the vicinity of the project to the Mongolia-China border. The Government of Mongolia will consult with Oyu Tolgoi LLC on the location and route of the railway, and, if the railway is constructed, then it will be made available to Oyu Tolgoi LLC on commercial and non-discriminatory terms. Energy Resources LLC is currently constructing a single-track heavy-haul railway from its Ukhaa Khudag coal mine (approximately 120 km to the north-west of Oyu Tolgoi) to Gashuun Sukhait, ultimately to be interconnected with the Chinese rail network at Ganqimaodao on the Chinese side of the border. Once constructed, the South Gobi Rail alignment would pass within 10 km of the Oyu Tolgoi area and therefore represents an opportunity for eventual connection of Oyu Tolgoi to the rail network.

The Chinese Government has upgraded 226 km of road from Ganqimaodao to Wuyuan, providing a direct road link between the Mongolian border crossing at Gashuun Sukhait, 80 km south of Oyu Tolgoi, and the Trans-China Railway system. A 105 km sealed road is being constructed to the Mongolian-Chinese border crossing at Gashuun Sukhait. There is 19 km of road that remains to be sealed.

Oyu Tolgoi LLC makes use of the Chinese Port of Tianjin, the largest port in northern China, some 150 km south-east of Beijing, to import freight from overseas. The port is open year-round and has no ice restrictions during winter. Subsequent road delivery follows the extensive network of Chinese highways connecting Tianjin to Wuyuan, a distance of about 1,050 km, from there along a state highway to Hailiutu, about 60 km, and then on to the China-Mongolia border crossing at Ganqimaodao-Gashuun Sukhait. This is the primary border crossing for both cargo and Chinese personnel immigration for the project. Baotou, just east of Wuyuan, will be the consolidation point for freight originating from China.

Oyu Tolgoi Licence Areas

The Oyu Tolgoi project area comprises five contiguous mining licenses, as listed below and shown in the following illustration.

License Number as at November 2010	Area (Ha)	Legal Owner

MV-006708 4,533 OT LLC	4533	OT LLC

MV-006709 8,490 OT LLC	8490	OT LLC

MV-006710 1,763 OT LLC	1763	OT LLC

MV-015225 (Javkhlant)	20327 All under agreement	Entrée LLC (a subsidiary of Entrée Resources Ltd.)

MV-015226 (Shivee Tolgoi)	42,592.58 All under agreement	Entrée LLC (a subsidiary of Entrée Resources Ltd.)

Oyu Tolgoi LLC has an economic interest in MV-015225 (Javkhlant) and MV-015226 (Shivee Tolgoi) pursuant to the Entrée Earn-in Agreement. This agreement contemplates the establishment of the Entrée Joint Venture, which provides for Oyu Tolgoi LLC to hold legal title in MV-015225 and MV-015226, subject to the terms of the agreement, and to Oyu Tolgoi LLC meeting prescribed earn-in expenditures. While a formal joint venture agreement has not been entered into, the earn-in requirements have been met. The Shivee Tolgoi License and the Javkhlant License are planned to be operated by Oyu Tolgoi LLC.

Oyu Tolgoi LLC’s participating interest in such joint venture (including the licenses) consists of:

●	In respect of the proceeds from mining from the surface to 560 m below the surface: 70%; and

●	In respect of the proceeds from mining from depths beneath 560 m: 80%.

The Oyu Tolgoi License Areas

Most of the identified mineralisation at Oyu Tolgoi occurs within the mining license MV-006709 (Oyu Tolgoi License) at the Oyut deposit and Hugo Dummett Deposits. Oyu Tolgoi LLC holds its rights to Oyu Tolgoi through the Oyu Tolgoi License. The Government of Mongolia granted the Oyu Tolgoi License to Oyu Tolgoi LLC in 2003, along with mining licenses for three other properties, identified as MV-006708, MV-006710, and MV-006711. Subsequently, MV-006711 has been relinquished.

The illustration below shows a projected long section stretching 12 km, from the Hugo North deposit in the north through to the Heruga deposit in the south.

Idealized Profile of Oyut, Hugo Dummett, and the Heruga Deposits (Long Section Looking West)

The northernmost extension of the Hugo North deposit crosses onto the Shivee Tolgoi Property. The Heruga deposit lies almost entirely within the Javkhlant Property, with only the northern extreme passing into MV-006709. There are numerous exploration targets across MV-006708, MV-006709, MV-006710, MV-015225, and MV-015226.

The Oyu Tolgoi License property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 and again in 2011 after the Government of Mongolia ordered a re-survey to establish the legal boundaries of the Oyu Tolgoi License concession.

The Oyu Tolgoi License includes the right to explore, develop mining infrastructure and facilities, and conduct mining operations at Oyu Tolgoi. In 2006, the Mongolian Parliament passed new mining legislation and changed the term of mining licenses to a 30-year term with two 20-year extensions.

Resolution No. 175

On June 8, 2011, the Government of Mongolia passed Resolution No. 175, the purpose of which is to authorize the designation of certain land areas for “State special needs” with certain defined areas in proximity to Oyu Tolgoi. These State special needs areas are to be used for infrastructure facilities for the development of Oyu Tolgoi.

Most of the areas designated for State special needs are subject to existing mineral exploration and mining licenses issued by the Government of Mongolia to third parties and, in certain cases,

a mineral resource has been declared and registered with the applicable governmental authorities in respect of such licenses.

In accordance with the terms of Resolution No. 175 and the Minerals Law (2006), the Government of Mongolia will be responsible for compensating third parties whose right to use and access the subject land area is adversely affected by the application of Resolution No. 175. The Minerals Law specifically encourages non-monetary compensation where the Government of Mongolia issues to such third parties a mineral exploration or mining license in land areas of which mineral resources are identified by a geological study or exploration works with state funding, if it reaches agreement with the third parties.

To the extent that agreement for non-monetary compensation are not reached with affected third parties, it is not clear at this time whether the Government of Mongolia will expect any compensation that may be payable to such third parties to be borne by Oyu Tolgoi LLC. If the Government of Mongolia seeks contribution or reimbursement from Oyu Tolgoi LLC for compensation it provides such third parties, the amount of such contribution or reimbursement is not presently quantifiable but may be significant.

In April 2015, the Standing Committee of the Parliament of Mongolia requested the Government of Mongolia to modify Resolution No. 175 due to an alleged inconsistency between Resolution No. 175 and the Minerals Law and Land Law. Oyu Tolgoi LLC understands that the Government of Mongolia supports the validity and justification for Resolution No. 175 and that Resolution No. 175 will not be modified or revoked.

In September 2016, one of the affected third parties challenged the validity of Resolution No. 175 at an administrative court of Mongolia, and claimed that Resolution No. 175 be resolved to be “obviously illegal”. The Government of Mongolia, as a defendant, attended the litigation. In June 2017, the Supreme Court of Mongolia resolved that there is no legal ground where Resolution No. 175 is deemed to be “obviously illegal.” The resolution passed by the Parliament of Mongolia published on December 6, 2019 resolved nonetheless to revise Resolution No. 175 to reflect consideration of the groundwater usage conditions in the Gobi region.

Project History

Oyu Tolgoi License

The existence of copper in the Oyu Tolgoi area has been recognized since the Bronze Age, but contemporary exploration for mineral resources did not begin until the 1980s, when a joint Mongolian and Russian geochemical survey team identified a molybdenum anomaly over the Central zone. Evidence of alteration and copper mineralisation at the South zone was first noted by geologist Garamjav in 1983, during a regional reconnaissance of the area. In September 1996, Garamjav guided geologists from Magma Copper Company to the area. These geologists identified a porphyry-copper leached cap over what is known as the Central zone of the Oyut deposit and quickly moved to secure exploration tenements. Magma Copper Company was subsequently acquired by BHP, which became BHP-Billiton (“BHP”). The target at Oyu Tolgoi was a large supergene-enriched porphyry.

Geophysical surveying at Oyu Tolgoi was first initiated by BHP in 1997. An airborne magnetometer survey was flown at a height of approximately 100 m on 300 m spaced, east-west oriented lines over approximately 1,120 km2 of BHP’s mineral concession. The survey provided good resolution of the magnetic features to facilitate geological and structural interpretation across the concession areas. BHP also undertook an IP survey using a single gradient array with a 2,000 m AB electrode spacing and a ground magnetometer survey. The first survey was conducted on north-south oriented lines and produced data that were difficult to reconcile to the then-known geology. A later survey by the Corporation in 2001 was conducted on east-west oriented lines and therefore perpendicular to the structural trend. This immediately showed the close correlation between mineralisation and chargeable response, which has proven to be highly successful in further exploration. Both IP datasets were surveyed by a local Mongolian surveying team at 250 m line spacing. The surveys covered the Southern zone, Southwest zone, Central zone, and North zone exploration targets but did not extend into the Far North region that ultimately became the Hugo Dummett Deposits.

BHP carried out geological, geochemical (stream sediment and soil), and geophysical surveys and diamond drilling programs (23 drillholes in total) in the Central and South zones in 1997 and 1998. Copper and gold values were encountered at depths from 20–70 m below surface, and a supergene-enriched, chalcocite blanket was encountered in one drillhole (OT-3). Based on the results of this drilling, BHP performed a mineral resources estimate in 1998, but the resulting tonnage and grade estimate was considered too small to meet BHP corporate objectives, and BHP elected to offer the property for joint venture. The Corporation visited Oyu Tolgoi in May 1999 and agreed to acquire 100% interest in the property, subject to a 2.0% NSR royalty. In 2000, the Corporation, through its subsidiary, Oyu Tolgoi LLC, completed 8,000 m of reverse circulation (RC) drilling, mainly at the Central zone, to explore the chalcocite blanket discovered earlier by BHP. Based on this drilling, Oyu Tolgoi LLC updated the mineral resources estimates.

In 2001, Oyu Tolgoi LLC continued RC drilling, mostly in the South zone area, to test for additional supergene copper mineralisation, and then drilled three diamond core holes to test the deep hypogene copper–gold potential. One of these holes, OTRCD150, drilled over Southwest zone, intersected 508 m of chalcopyrite mineralisation from a depth of 70 m, grading 0.81% Cu and 1.17 g/t Au. This marked the discovery of the Oyut deposit.

These results encouraged the Corporation to mount a major follow-up drill program. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite–chalcopyrite-rich mineralisation in drillhole OTD270, starting at a depth of 222 m. This hole marked the discovery of the Hugo Dummett deposits.

The first mineral resource was reported on the Oyut deposit in 2003. A first-time mineral resources estimate for the deposit was prepared in 2004 on Hugo South (formerly called Far

North), and the Hugo Dummett mineral resources were updated in 2005 to include Hugo North. In 2007 and 2014 the Hugo North mineral resources were updated.

In 2004, a preliminary economic assessment prepared in accordance with the requirements of NI 43-101 was completed on the economics of open pit mining the Oyut. The Integrated Development Plan 2005 (“IDP05”) was also a preliminary economic assessment. IDP05 presented open-pit mining on the Oyut deposit, two block caves on Hugo North and one block cave on Hugo South, the plant capacity examined was 25.5 Mt/a with an expansion to 51 Mt/a. In 2006 a feasibility study prepared in accordance with the requirements of NI 43-101 presented the open pit Oyut mineral reserves as an open pit-only scenario.

The Shaft 1 headframe, hoisting plant, and associated infrastructure were completed in January 2006. The shaft had been sunk to a depth of 1,385 m by January 2008. Development from the shaft has enabled additional delineation drilling and rock characterization for proposed mining operations.

In 2009, the Investment Agreement was agreed with the Government of Mongolia, which thereby became a 34% shareholder in Oyu Tolgoi LLC through the immediate issue of Oyu Tolgoi LLC’s common shares to a shareholding company owned by the Government of Mongolia. As part of the process of agreement, Oyu Tolgoi LLC presented a Mongolian feasibility study to the Government of Mongolia. The feasibility study included mining scenarios of the open pit on the Oyut deposit and underground mining by block caving on Hugo North, Hugo South, and Heruga. The plant capacity examined was 36.5 Mt/a with an expansion to 58 Mt/a.

The Integrated Development Plan 2010 (“IDP10”) was a technical report prepared in accordance with the requirements of NI 43-101 released in 2010 and included mineral reserves for open-pit mining of the Oyut deposit and block caving of Hugo North Lift 1. The plant capacity examined was 36.5 Mt/a with an expansion to 58 Mt/a.

In 2011, Oyu Tolgoi LLC completed the Integrated Development and Operating Plan (“IDOP”) that updated IDP10 using the same production scenario. A technical report prepared in accordance with the requirements of NI 43-101 was released on IDOP. Sinking of Shaft 2 commenced in 2011.

In 2012, the Detailed Integrated Development and Operating Plan (“DIDOP”) was prepared examining the project scenario of open-pit mining on Oyut and underground block caving on Hugo North Lift 1 without a plant expansion. DIDOP was released in the 2013 Oyu Tolgoi Technical Report prepared in accordance with the requirements of NI 43-101.

In August 2013, development of the underground mine was delayed to allow matters, including the tax dispute, approval of the project feasibility study by Oyu Tolgoi LLC’s shareholders and acceptance by the Mongolian Minerals Council, agreement of a comprehensive funding plan including Oyu Tolgoi Project Financing, and receipt of all necessary permits, to be resolved between the parties to the Investment Agreement (the Corporation, Oyu Tolgoi LLC, Rio Tinto, and the Government of Mongolia).

In 2014, Oyu Tolgoi LLC submitted the Statutory Feasibility Study to the Government of Mongolia. The Statutory Feasibility Study included a Reserves Case (open pit mining on Oyut and underground block caving on Hugo North Lift 1) and a Resources Case (open pit mining on Oyut and underground block caving on Hugo North Lift 1 and Lift 2, Hugo South and Heruga). Both cases were at the plant rate of 36.5 Mt/a without expansion. The 2014 Reserves Case in the Statutory Feasibility Study was released by the Corporation in the technical report titled “Oyu Tolgoi 2014 Technical Report” prepared in accordance with the requirements of NI 43-101 by OreWin Pty Ltd. with an effective date of September 20, 2014.

During the course of 2013–2014, many of the matters between the parties to the Investment Agreement were resolved or progressed. The Mongolian Reserves and Resources in the Statutory Feasibility Study were submitted to the Government of Mongolia to update the Mongolia State Reserves in 2014. Further submissions in the Statutory Feasibility Study based on modifications thereto, were made to the Government of Mongolia and accepted by the Mongolian Minerals Council. The Underground Plan, signed on May 18, 2015, addressed the key outstanding shareholder matters and set out an agreed basis for the funding of the project. The Statutory Feasibility Study, as updated in 2016, incorporated matters resolved between the shareholders and was approved by the Oyu Tolgoi LLC board of directors and shareholders.

In 2016, the 2016 OTTR was released updating the 2014 Reserve Case based on OTFS16 to the 2016 Reserves Case and including four preliminary economic assessments with regard to the Oyu Tolgoi resources. As good practice warrants, the management team continues to gather data from operations and development activities and assess the impact on mineral reserves and mineral resources, the results of which have resulted in non-material changes reported in this AIF.

Joint Venture Licenses

Oyu Tolgoi LLC initiated exploration work on the Shivee Tolgoi and Javkhlant licenses in November 2004, following the signing of an earn-in agreement with Entrée.

Before that time, Entrée had undertaken soil geochemical surveys, ground magnetics, Bouguer gravity and pole-dipole geophysical surveying, and geological mapping, but had failed to locate any mineralisation of significance.

Starting at the northern boundary of the Oyu Tolgoi License, an IP survey was run on 100 m spaced lines oriented east-west to trace the northern projection of the Hugo North deposit. This initial IP survey used gradient array with 11,000 m AB electrode spacing and covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays.

The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4.0 km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5–3.0 km west of the Hugo North trend and are referred to as the Eagle anomalies.

The Corporation commenced drilling northward from the northern boundary of the Oyu Tolgoi License in 2005. A first-time resource estimate for the Hugo North Extension zone was completed in 2006. Underground mining plans for Hugo North Extension Reserve and Life of Mine Sensitivity case were included in technical reports after 2010.

In 2005 and 2006, Oyu Tolgoi LLC conducted IP surveying on 100 m spaced, east-west lines across Entrée’s Javkhlant license to the south of the Oyut mineral resource area. This resulted in the discovery of three significant chargeability IP anomalies subsequently named the Sparrow South, Castle Rock, and Southwest Magnetic anomalies. Core drilling was initiated to test these IP anomalies in early 2007. A series of successful drillholes in the area supported a first-time mineral resources estimate over what is now known as the Heruga deposit (formerly the Sparrow South anomaly) in 2008.

Geology

Regionally the Oyu Tolgoi copper–gold porphyry deposits are hosted within the Gurvansaikhan Terrane, part of the Central Asian Orogenic Belt. Locally the deposits are situated in a poorly exposed inlier of Devonian mafic to intermediate volcanic, volcaniclastic, and sedimentary rocks that have been intruded by Devonian to Permian felsic plutons. These rocks are unconformably overlain by poorly consolidated Cretaceous sedimentary rocks and younger unconsolidated sedimentary deposits.

Two major stratigraphic sequences are recognized in the project area:

●	Tuffs, basaltic rocks, and sedimentary strata of probable island-arc affinity, assigned to the Upper Devonian Alagbayan Group; and

●

An overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, water-lain tuffs, and basaltic to andesitic flows and volcaniclastic rocks, assigned to the Carboniferous Sainshandhudag Formation. The two sequences are separated by a regional unconformity that, in the Oyu Tolgoi area, is associated with a time gap of about 10–15 Ma.

The volcanic and sedimentary rocks are cut by several phases of intrusive rocks ranging from batholithic intrusions to narrow discontinuous dykes and sills. Compositional and textural characteristics vary.

A thin covering of gently dipping to horizontal Cretaceous stratified clay and clay-rich gravel overlies the Palaeozoic sequence, infilling paleo-channels and small fault-controlled basins.

The Oyu Tolgoi area is underlain by complex networks of poorly exposed faults, folds, and shear zones. These structures influence the distribution of mineralisation by both controlling the original position and form of mineralised bodies and modifying them during post-mineral deformation events.

The surface traces and surface projection of the distinct porphyry centres define a north–north-east trending mineralised corridor underlain by east dipping panels of Upper Devonian or older layered sequences intruded by quartz-monzodiorite and granodiorite stocks and dykes.

Deposits hosting mineral resources

Four deposits hosting mineral resources have been identified at Oyu Tolgoi; from north to south: Hugo North (including Hugo North Extension), Hugo South, Oyut, and Heruga (including Heruga North).

Oyut Deposit

The Oyut deposit includes four major zones, the Southwest, South, Wedge, and Central zones. Additionally, there are three smaller fault-bounded zones, the Far South (considered an extension of the Southwest zone), Bridge (between the Southwest and Central zones), and West zones. The zones form contiguous sectors of mineralisation representing multiple mineralising centres, each with distinct styles of mineralisation, alteration, and host rock lithology. The boundaries between the individual deposits and zones coincide with major faults. Faulting has resulted in different erosional histories for the zones, depending on the depth to which a zone has been down-faulted or uplifted relative to neighbouring zones.

The Southwest zone is a gold-rich porphyry with predominantly vein hosted mineralisation. The South zone is copper-rich mineralisation associated with stockwork veins and has a 60 m thick overlying oxide zone. The Wedge zone is copper-rich volcanic and breccia hosted mineralisation with no gold except locally close to the South Fault. The Central Zone comprises a copper-rich high sulphidation zone, overlying gold-copper porphyry mineralisation, and with a thick (several tens of metres) blanket of supergene copper enrichment above the high sulphidation zone. The Bridge zone is low grade copper vein hosted mineralisation.

The planned open pit will extract most of the Oyut deposit zones, however there is potential to extract mineralisation below the pit using underground mining methods.

Hugo North and Hugo South Deposits

The Hugo North and Hugo South deposits, contain porphyry-style mineralisation associated with quartz-monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north–north-east and extend over 3 km. The dividing line between the two deposits is 4,766,300 m North, a location marked by the thinning and locally discontinuous nature of the high-grade copper mineralisation (defined by greater than 2.0% copper). The line, which is broadly coincident with the east striking 110° fault, separates the gold-rich and copper-rich zone hosted in augite basalt and quartz-monzodiorite of the Hugo North deposit from the more southerly, gold-poor, ignimbrite and augite basalt-hosted mineralisation at Hugo South.

Part of the Hugo North deposit extends onto the Shivee Tolgoi mining license. This area is known as the Hugo North Extension and is referred to as the Copper Flats deposit in technical reports filed by Entrée.

At Hugo North high grade copper mineralisation is associated with intensely stockworked and sheeted quartz veins known as the QV90 zone, with moderate-high grade gold and copper mineralisation occurring within the host monzodiorite intrusions. High grade gold mineralisation is found in the western portion of the high-grade core and within a steep dipping lower zone that cuts through the western part of the monzodiorite. Hugo South is a copper-rich stockwork hosted style of mineralisation.

Heruga Deposit

The Heruga deposit is a copper–gold–molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralisation at depth. The top of the mineralisation starts 500–600 m below the present ground surface. The deposit is elongated in a north–north-east direction, and plunges to the north, with the down plunge extension to the north still open. The northern boundary of the mineralisation is assumed to be the Solongo Fault, which marks the southern boundary of the planned Oyut open pit.

The deposit is hosted within quartz-monzodiorite intrusions that intrude Devonian augite basalts. The monzodiorite intrusions at Heruga are small compared to those in the other deposit areas, which may explain the lower grade at Heruga. Non-mineralised cross-cutting dykes comprise 15% of the volume of the deposit. In the east the quartz-monzodiorite appears to flare and forms a large body within the Heruga North area. The deposit is split by a series of north–north-east trending vertical faults that step down 200–300 m at a time to the west and divide the deposit into at least two structural blocks.

Mineralised veins have a much lower density at Heruga than the other deposits. High-grade copper and gold show a strong spatial association with contacts of the mineralised quartz-monzodiorite intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock. There is no oxide zone at Heruga and no high-sulfidation style mineralisation has been identified to date.

Exploration and Drilling

Oyu Tolgoi LLC’s exploration strategy is focused on developing a project pipeline prioritized in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing the assessment of legacy datasets to enable future discovery. The table below summarises exploration targets, based on medium or high potential, which are currently identified and have or are planned to have exploration work and investigation carried out on them.

Development of the known mineral resources is a key objective of stakeholders and over the life of Oyu Tolgoi, Oyu Tolgoi LLC will continue to progress its understanding of these resources and ultimately make decisions on their development.

Over time, it is expected that multiple investment decisions will be made for Oyu Tolgoi and an evaluation of each development option carried out, as and when it is required, ensuring that the commitments made represent the optimum use of capital to develop Oyu Tolgoi.

Exploration Target Prospect Classification

Company	Mining License	High potential	Medium potential
Oyu Tolgoi LLC	Oyu Tolgoi (MV-006709)	– Hugo Shallow West target
Manakht (MV-006708)
Khukh Khad (MV-006710)

Entrée LLC	Shivee Tolgoi (MV-015226)	– North Hugo Extension – Airstrip target
	Javkhlant (MV-015225)	– Heruga deposit	– SEIP Anomaly target – Castle rock target

The following is a summary of key exploration activities from January 1, 2016 to December 31, 2019.

During 2017 and 2018 several surveys were conducted to assess the potential for additional exploration targets in Oyu Tolgoi and the surrounding tenements. These surveys included geological mapping, geochemical and geophysical surveys, along with diamond and RC drilling programs in order to define lithology and structure, test geochemical and geophysical anomalies, determine the continuation of mineralisation trends, and to identify potential resource targets. Targets are assessed and assigned ranking as either high, medium or low potential dependent on various factors including favourable lithology, alteration, and structural setting, geophysical or geochemical signature similar to known mineralisation style of other Oyu Tolgoi deposits, and potential for extension along or down dip of known mineralisation.

High Potential Targets

Hugo Shallow West (“HSW”) is located 1km north-west from the Central Oyu deposit. In 2016-2018 a drilling program of 2 diamond-core and 26 RC drill holes, for a total of 6,709m were completed at HSW to further test mineralisation previously identified by geochemistry, geophysics and initial drill testing. Drilling has shown that HSW sits within a downfaulted block from the Western BAT Fault and is most likely a northern offset extension of the Central Oyu deposit. Due to the fault geometry HSW is located deeper than the currently planned Oyut open pit. Future work will include further infill drilling and 3D resource modelling to determine if the zone is economically feasible to include in open pit planning.

Hugo North Extension has been geologically modelled in 3D using geophysics and geological data for two potential structural geometries that would be favourable for hosting Oyu Tolgoi style porphyry mineralisation. Drill testing and further work is required.

The Airstrip target was initially identified as a gravity high anomaly and has subsequently been drill tested with six holes for a total of 421m. Additional work included alteration studies, uranium-lead chronology (21 samples) and ASD spectrometer analysis (368 samples) to test for distance of target to the centre of a porphyry system, porphyry fertility responses and favourable alteration species indicating proximity to a porphyry centre. The results indicated a copper-molybdenum-silver-bismuth-tellurium association and associated copper anomaly that suggest potential for copper mineralisation. This target requires more work.

At Heruga a geochemical characterisation study was completed over initially a single cross-section. The mineral association results indicate that at the western most part of Heruga the mineralisation is decreasing to the west, however there is potential for high grade mineralisation in the east although it will most likely be deeper due to the host lithological bedding configuration. Further work is planned to study the alteration and mineralisation of the deposit.

Medium Potential Targets

The South East IP Target is located in the SE of the Javkhlant Licence area and was identified by geophysics. Geological mapping has been completed and soil sampling has identified three clusters of copper anomalies (Cu-1, Cu-2, and Cu-3) with copper results from surface rock chip samples ranging from 0.18% to 0.77% Cu. Further alteration studies and drill testing is planned.

The Castle Rock IP anomaly is located in the south of the Javkhlant Licence and was identified by geophysics. Geological mapping was completed and soil sampling over a 400 m x 200 m grid for a total of 402 samples delineated a north-north-east to south-south-west trending molybdenum-arsenic-antimony-selenium-tellurium anomaly coincident with the IP anomaly.

Two lines (7.2 km) of dipole-dipole IP were completed, followed up with two RC drill holes to test the anomaly. No significant copper or gold assays were returned.

Resource Delineation Drilling

Infill drilling to increase resource confidence and geotechnical orebody knowledge is part of a longer-term strategy to add incremental resource tonnes and convert resources to reserves, particularly around Hugo North Lift 1 and Lift 2, and Hugo South.

Over $5.5 million was spent on exploration and resource delineation drilling across the licenses between 2016 and 2019, with the vast majority being on the Oyu Tolgoi and Entrée joint-venture licenses areas. A total of 488 holes for 168 km of drilling was completed. A summary of exploration expenditure by license from 2016 to 2019 is shown below, along with the total drilling metres by year.

License	Units	2016	2017	2018	2019	Total

MV-006708 (Manakht)	$ million	0.1	0.1	0.1	0.1	0.4

MV-006709 (Oyu Tolgoi)	$ million	0.1	0.0	1.4	1.9	3.4

MV-006710 (Khukh Khad)	$ million	0.1	0.0	0.2	0.1	0.4

MV-015225 (JV – Javkhlant)	$ million	0.1	0.1	0.3	0.3	0.8

MV-015226 (JV Shivee Tolgoi)	$ million	0.1	0.0	0.2	0.3	0.6

Total expenditure	$ million	0.4	0.3	2.2	2.7	5.5

Holes Drilled	Number	30	38	160	260	488

Metres Drilled	Kilometres	5.2	19.4	62.1	81.1	167.9

Sampling, Analysis and Data Verification

Diamond drill core is the main source of geological and grade data for use as inputs into the Oyu Tolgoi resource models. Key data includes drill collar surveys, downhole surveys, geological logging (including lithology, alteration, structure, mineralisation, recovery and geotechnical data), bulk density, assays, and magnetic susceptibility. Geological logging is captured digitally and stored in an acQuire relational database and exported to a Vulcan ISIS relational database for manipulation and modelling purposes. Validation checks occur at various stages of the data capture process and during the import and export of the data between acQuire and Vulcan.

Underground face mapping at Hugo North and open pit mapping at Oyut also capture important geological and structural data that is incorporated into the geological modelling as part of the resource modelling.

Drill core is stored in labelled core boxes showing the drill hole number, a core box identifier and start and end meterage. Core boxes are transferred from the drill rig to the logging area, and after logging then transferred to the sampling area. Drill core is photographed prior to sampling so there is a permanent record.

Sample intervals are generally half core, two metres in length, with samples cut by a diamond saw. The sample intervals are measured and marked on both the core and the core box, and a sample tag stapled to the core box at the end of each interval. Sample numbers are pre-allocated and allow for the insertion of quality assurance and quality control (QA/QC) samples including duplicates, standards, and blanks. Half core is placed directly into pre-numbered sample bags with internal sample tag, and the remaining half core is returned to the core box and retained. Routine bulk density measurements are taken using the Archimedes water immersion method.

Until September 2011, all routine sample preparation and analyses of the Oyu Tolgoi samples were carried out by SGS Mongolia, an independent sample preparation facility on site and an analytical laboratory in Ulaanbaatar. This laboratory was ISO 9001:2000 accredited and conforms to the requirements of ISO/IEC 17025 for specific registered tests. The laboratory performs all fire assay analyses. Between 2011-2016, the samples were submitted to ALS laboratory (Canada) for analysis. Since 2016, the sample preparation for exploration and resource estimation have been carried out by ALS located in Ulaanbaatar and assay analysis has been performed at ALS laboratory in Perth, Australia and Canada.

Since 2011 ICP-MS has been used for assaying of all routine samples. ALS and SGS act as the check laboratories for each other, which ensures systematic secondary laboratory checks in resource and exploration drilling. The check sample rate is one in 20 samples. Run-of-mine samples from the open pit and concentrator are subject to a separate analytical flowchart at the mine laboratory situated within the concentrator complex on-site.

Sample security is supported by the fact that the samples were always attended to or locked in a secure sample dispatch facility. Sample collection and transportation were always undertaken by company or laboratory personnel using company vehicles. Chain-of-custody procedures included filling out sample submittal forms that were sent to the laboratory with the sample shipments to ensure that the laboratory received all the samples.

Standard reference materials (“SRMs”) are prepared from Oyu Tolgoi site material of varying matrices and grades to formulate bulk homogenous samples. Ten samples of this material are sent for round-robin testing by at least seven international laboratories. The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. Blank samples are also subjected to a round-robin programme to ensure the material is devoid of any of the elements of interest so they can be confidently used to monitor potential contamination.

Five QA/QC samples are routinely included in every batch of 15 samples to make up a batch of 20 samples. QA/QC samples consist of one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two SRM samples (<2% Cu and >2% Cu if higher grade mineralisation is present based on visual estimates). The SRMs are matrix-matched to ensure consistency with routine analytical samples.

The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

Mineral Resources

Mineral Resources Modelling Methodology

The Oyut mineral resource model was updated in 2018. The main driver for the model update was to incorporate new ore body knowledge (geology, structure and new / relogged drilling), and to address known legacy issues with the estimation of silver and arsenic. Reconciliation of three years of actual production to the 2018 resource model shows significant improvements in the estimation of arsenic, silver, and molybdenum. Additional reconciliation of material mined from Phase 6 of the Oyut open pit resulted in a modification to the copper head grade estimation for central zone supergene material. These updates result in minor non-material changes to the Mineral Resources and Mineral Reserves for the Oyut deposit.

For all deposits, 3D geological models are generated (using a variety of software packages) for lithology, structure, and mineralisation represented by copper and gold grade shells based on various cut-off grades. The lithology, structure, grade shells and deposit zones are used to flag the drill hole data. A domain code is assigned based on a combination of deposit zone, structure, inside or outside the copper and gold grade shells and lithology, and the domains are then used to constrain the grade estimation. Additionally, a molybdenum grade shell is defined for Heruga, and an arsenic grade shell at both Hugo North and Oyut. Statistical analysis of the flagged data was completed to confirm the appropriateness of the domaining strategy.

The drill assay data is composited into fixed length, down hole composite intervals with the length determined based on drill density, estimation block size, required lithological resolution and probable mining method. The composites honour the domain boundaries and break on the boundary except for Hugo North. A composite length of 5m was used for all deposits except Oyut which has used an 8 m length composite (approximately half the 15 m bench height). High grade outlier analysis (grade capping strategy) was assessed using a combination of statistical tools and grade capping applied as deemed appropriate. The flagged, capped composite drill data is used as input for the grade estimations.

Contact boundary analysis was completed to determine the best strategy for hard or soft boundaries to be used during estimation. Spatial continuity analysis (variography) was completed to determine search strategies and variogram models were generally fitted using correlograms.

For Oyut the parent block size for the block model was selected based on mining selectivity considerations for open pit mining and set at 20 m x 20 m x 15 m with sub-cells down to 5 m x 5 m x 5 m to honour domain geometry. For Hugo North the parent cell size was set at 15 m x 15 m x 15 m with sub-cells down to 5 m x 5m x 5 m. Hugo South and Heruga both have the same block size as for Oyut.

Grade estimation is controlled by the domain constraint, search ellipse (direction and distance), minimum and maximum number of samples selected, maximum number of drill holes and search pass strategy. Grade interpolation for most variables was done by ordinary kriging methodology using a 3-pass search strategy. Nearest neighbour (“NN”) interpolation was also done for validation purposes. Bulk density was estimated by simple kriging at Oyut, inverse distance weighted to the power of three at Hugo North and Heruga, and an assigned value at Hugo South. Variables estimated include copper, gold, silver, molybdenum, fluorine, arsenic, sulphur and density.

Validation of the resource models was completed using a number of different methods including; visual checks of block estimates against the drill composites; statistical analysis of block estimates against the uncapped and capped drill composites; swath plots in northing, easting and elevation; and comparison checks against the NN model. At Oyut reconciliation between the resource model and grade control model provides another tool for model validation.

Mineral Resources Classification

Resources classification at all deposits is based on a combination of factors including:

●	Confidence in the mineralisation interpretation.

●	The input data spacing.

●	The grade continuity and high nugget effect.

●	Confidence in the grade estimation methodology.

At Oyut, the classification used for the mineral resources update applied similar guidelines to the 2011 mineral resources estimate, which is that the coefficient of variance (“CoV”) of the estimated metals are low, and that the geometry of the mineralised host rocks are reasonably well-informed. Confidence is initially assigned to each block using estimates of the copper variable to generate distance variables for composite spacing and closest composite, in addition to a minimum number of informing drill holes and composites. The combination of these variables is used to assign a block as either Measured, Indicated, or Inferred. This initial classification is then used as the basis for developing smoothed wireframed classification shells that are used to flag the block model and assign a final resource classification category.

At Hugo North a similar approach to that used at Oyut was applied. Resources at Hugo North are classified as Measured, Indicated and Inferred. All resources at Hugo South and Heruga are classified as Inferred.

Mineral Resource Estimates

The total mineral resources for Oyu Tolgoi are shown in the tables beginning on page 77. An idealized profile of Oyu Tolgoi deposits is shown on page 63. The 2019 Mineral Resources have been prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and in accordance with the requirements of NI 43-101.

The Oyu Tolgoi deposits contain estimated Measured and Indicated mineral resources of 6.8 Mt (15 billion pounds) of contained copper, 8.2 Moz of contained gold, and an estimated Inferred mineral resource of 22 Mt (48 billion pounds) of contained copper and 34 Moz of contained gold.

For the Oyut and Hugo North deposits, the 2019 Mineral Resources have been reported after excluding the portion of each resource that has been converted to a mineral reserve. This differs from previous mineral resource reports for Oyut and Hugo North, which, for each deposit, included the entire resource without removing the mineral resources that had been converted to reserves. The change is in keeping with good industry practice and provides clear delineation between resources and reserves. Schedule D shows a comparison of the 2018 Mineral Resources both including and excluding mineral reserves to demonstrate the impact this change of reporting practice has on the resources.

CuEq grades have been used to define the limits of the mineral resource for each of the deposits. The CuEq cut-off grade for each deposit is determined based on the estimated value recovered from the subsidiary metals (gold, silver and molybdenum) relative to the estimated recovered value of the contained copper.

The assumed metal prices used to estimate relative value in the 2019 CuEq formulae are $3.08/lb for copper, $1,292/oz for gold, $19.00/oz for silver, and $10.00/lb for molybdenum. The prices are Oyu Tolgoi consensus pricing used for long term planning.

The metallurgical recovery estimates for the contained metals in each deposit are shown in the following table. The estimates are based on metallurgical testwork, and, in the case of the Oyut deposit, actual concentrator performance.

Deposit	Anticipated metallurgical recovery
	Cu	Au	Ag	Mo
Oyut	78%	67%	52%	-
Hugo North	93%	80%	81%	-
Hugo South	89%	81%	84%	-
Heruga	82%	73%	78%	60%

Gold and silver is expected to be recovered in all the deposits. Molybdenum grades are only considered high enough at Heruga to support construction of a molybdenum recovery circuit.

Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. Although the resource classifications of Measured, Indicated and Inferred are mineral resource classification confidence categories defined by the Canadian Institute of Mining, Metallurgy and Petroleum that are recognized and required to be disclosed by NI 43-101, the SEC does not recognize them. Disclosure of the terms in the table above is permitted under NI 43-101; however, the SEC permits mineralisation that does not constitute “reserves” by SEC standards to be reported only as tonnage and grade. See “Cautionary Note to U.S. Investors”.

Oyut Deposit – Open Pit Mineral Resources Summary, December 31, 2019

Classification	Ownership	Tonnage (Mt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Metal
							Cu (Mt)	Au (Moz)	Ag (Moz)
Measured	OT LLC	16	0.61	0.39	0.41	1.21	0.1	0.20	0.60
Indicated	OT LLC	80	0.50	0.34	0.29	1.17	0.3	0.75	2.99
Measured + Indicated	OT LLC	95	0.52	0.35	0.31	1.17	0.3	0.96	3.60
Inferred	OT LLC	318	0.39	0.29	0.17	1.03	0.9	1.78	10.54

Oyut Deposit – Underground Mineral Resources Summary, December 31, 2019

Classification	Ownership	Tonnage (Mt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Metal
							Cu (Mt)	Au (Moz)	Ag (Moz)
Measured	OT LLC	14	0.94	0.47	0.88	1.27	0.1	0.38	0.56
Indicated	OT LLC	69	0.69	0.38	0.59	1.11	0.3	1.31	2.47
Measured + Indicated	OT LLC	83	0.73	0.39	0.64	1.14	0.3	1.70	3.02
Inferred	OT LLC	175	0.60	0.39	0.40	1.21	0.7	2.24	6.82

Hugo North Deposit Underground Mineral Resources Summary, December 31, 2019

Classification	Ownership	Tonnage (Mt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Metal
							Cu (Mt)	Au (Moz)	Ag (Moz)
Measured	Oyu Tolgoi LLC	41	1.83	1.58	0.42	3.74	0.65	0.55	4.9
	EJV	-	-	-	-	-	-	-	-
	All Hugo North	41	1.83	1.58	0.42	3.74	0.65	0.55	4.9
Indicated	Oyu Tolgoi LLC	349	1.37	1.18	0.31	2.92	4.13	3.47	32.8
	EJV	87	1.90	1.59	0.54	4.11	1.39	1.51	11.5
	All Hugo North	436	1.48	1.26	0.35	3.16	5.52	4.98	44.3
Measured + Indicated	Oyu Tolgoi LLC	390	1.42	1.23	0.32	3.01	4.78	4.02	37.7
	EJV	87	1.90	1.59	0.54	4.11	1.39	1.51	11.5
	All Hugo North	477	1.51	1.29	0.36	3.21	6.17	5.53	49.3
Inferred	Oyu Tolgoi LLC	765	0.96	0.80	0.28	2.40	6.11	6.87	59.1
	EJV	167	1.23	1.02	0.36	2.78	1.70	1.91	14.9
	All Hugo North	932	1.01	0.84	0.29	2.47	7.81	8.78	74.0

Hugo South Deposit Underground Mineral Resources Summary, December 31, 2019

Classification	Ownership	Tonnage (Mt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Contained Metal
							Cu (Mt)	Au (Moz)	Ag (Moz)
Inferred	Oyu Tolgoi LLC	724	0.89	0.84	0.07	1.88	6.05	1.67	43.7

Heruga Deposit Underground Mineral Resources Summary December 31, 2019

Classification	Ownership	Tonnage (Mt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	Contained Metal
								Cu (Mt)	Au (Moz)	Ag (Moz)	Mo (Mlb)
Inferred	Oyu Tolgoi LLC	105	0.63	0.42	0.30	1.58	114	0.44	1.02	5,3	26
Inferred	Javkhlant EJV	1,448	0.68	0.41	0.40	1.46	121	6.01	18.68	67.7	385
Inferred	All Heruga	1,552	0.67	0.42	0.39	1.46	120	6.45	19.70	73.1	411

Total Mineral Resources Estimates for all Oyu Tolgoi Deposits, December 31, 2019

Classification	Tonnage (Mt)	CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)	Contained Metal
							Cu (Mt)	Au (Moz)	Ag (Moz)	Mo (Mlb)
Measured	70	1.39	1.10	0.50	2.70	-	0.77	1.14	6.1	-
Indicated	585	1.25	1.03	0.37	2.65	-	6.05	7.04	49.8	-
Measured + Indicated	655	1.27	1.04	0.39	2.65	-	6.82	8.18	55.9	-
Inferred	3,701	0.77	0.59	0.29	1.75	120	21.92	34.18	208.1	411

Notes to the mineral resources tables above:

1.	CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) are used for reporting of Mineral Resources.

2.	The Mineral Resources exclude Mineral Reserves.

3.	The following copper equivalent (CuEq) formulae have been used for cut-off grade determination in each deposit.

Oyut	CuEq = Cu + ((Au x 35.4938) + (Ag x 0.4101)) / 67.9023

Hugo North	CuEq = Cu + ((Au x 35.7175) + (Ag x 0.5353)) / 67.9023

Hugo South	CuEq = Cu + ((Au x 37.7785) + (Ag x 0.5773)) / 67.9023

Heruga	CuEq = Cu + ((Au x 37.0952) + (Ag x 0.5810) + (Mo x 0.0161)) / 67.9023

4.	The metal prices used in determining the CuEq formulae are as follows:

$3.08/lb for copper, $1,292/oz for gold, $19.00/oz for silver, and $10.00/lb for molybdenum.

5.	The metallurgical recoveries used in determining the CuEq formulae for each deposit:

Oyut deposit:	Copper 78%, Gold 67%, Silver 52%.

Hugo North deposit:	Copper 93%, Gold 80%, Silver 81%.

Hugo South deposit:	Copper 89%, Gold 81%, Silver 84%

Heruga:	Copper 82%, Gold 73%, Silver 78%, Molybdenum 60%.

6.

For the Oyut deposit, a cut-off grade of 0.24% CuEq has been used for mineral resources with open pit potential. A cut-off 0.41% CuEq has been used for mineral resources with underground mining potential.

7.	For the Hugo North, Hugo South, and Heruga deposits a cut-off grade of 0.41% CuEq grade used based on the assumption that the deposits will be mined using underground mass mining methods.

8.	The effective date of the mineral resources estimates is December 31, 2019. The mineral resources exclude any resources mined after the effective date.

9.	Totals may not match due to rounding.

10.

EJV is the Entrée Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and EJV Javkhlant Licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. The Corporation holds a 7.9% interest in Entrée Resources Ltd.

11.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

12.	The Oyut deposit was formerly known as SOT.

13.	The contained copper, gold silver and molybdenum estimates in the tables have not been adjusted for metallurgical recoveries.

Mineral Reserves

The total mineral reserves for Oyu Tolgoi are shown in the tables beginning on page 84. The mineral reserves have been prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and the requirements of NI 43-101.

Mineral reserves have been estimated for the Oyut deposit and for the Lift 1 of the Hugo North deposit. No mineral reserves have yet been estimated for the Hugo South and Heruga deposits.

It is noted that Oyu Tolgoi LLC registered mineral reserves with the Government of Mongolia in 2009. Mongolia has its own system for reporting mineral reserves and mineral resources which differs significantly from the CIM Definition Standards. A key difference is that mineralisation in Hugo North Lift 2, Hugo South, and Heruga are included as reserves under Mongolian standards.

Oyut Open Pit Mineral Reserves

The 2019 mineral reserves for the Oyut deposit have been estimated from the mineral resources block model that forms the basis of the Oyut deposit mineral resources as at December 31, 2019.

The mineral reserves are based on an open pit design prepared in 2019. The design, and the parameters impacting on the mineral reserves estimate, have been refined subsequent to the 2016 OTTR using the increased understanding of deposit gained from the ongoing Oyut mining and processing operation.

The changes since the 2016 OTTR that impact on the Oyut mineral reserves estimates are summarised as follows:

●	The use of an updated mineral resources block model in 2018, referred to as the Oyut18 block model.

●	A revised geometallurgical assessment that aligns ore types within the deposit with the operational performance of the processing plant.

●	Revised net smelter return (“NSR”) calculations based on updated economic and metallurgical input parameters.

●	Revised NSR cut-off values and definitions of ore and waste.

●

An updated ultimate pit design (2019 ultimate pit) comprising slope design criteria aligned with a geotechnical feasibility study completed in 2012, integrated into existing face-positions and revised pit phase designs.

●	Depletion due to mining.

Reconciliation of three years of actual production to the Oyut18 block model shows significant improvements in the estimation of silver and arsenic. Also, reconciliation of material mined from Phase 6 of the Oyut open pit resulted in a modification to the copper head grade estimation for central zone supergene material.

An updated assessment of the geometallurgical response of the Oyut deposit was finalised in 2018. The assessment was based on reconciliation of operating data since the commencement of commercial production, with nine geometallurgical ore types defined. The updated ore types are largely based on the regional and copper mineralogy domains used to inform the 2016 OTTR (previously four ore types), with an increased level of definition considering ore hardness, metallurgical recovery into concentrate, and concentrate quality.

For the 2019 Oyut mineral reserves, the NSR calculation is the revenue paid for concentrate at the ‘mine gate’, representing the in-situ (before mining) value of a parcel of mineralisation with allowances for metallurgical recovery to concentrate, smelter deductions, transportation of concentrate, smelter treatment and refining charges, and royalties. The NSR has been updated using the 2019 long-term forecast metal prices, geometallurgical criteria, and operating costs. The NSR ranks the value of a parcel of mineralisation and defines ore and waste with the application of a cut-off grade by ore type summarised in the following table.

Oyut 2019 NSR Cut-Off Grade by Ore Type

Ore Type	Ore Description	NSR Cut-off ($/t)

Hard Gold	Hard chalcopyrite / bornite, high copper and gold recovery, low arsenic bearing	10.14

Hard	Hard chalcopyrite / bornite, high copper and low to moderate gold recovery, low arsenic bearing	10.09

Moderate Gold	Moderate hardness chalcopyrite / bornite, high copper and gold recovery, low arsenic bearing	9.06

Moderate	Moderate hardness chalcopyrite / bornite, high copper and low to moderate gold recovery, low arsenic bearing	8.77

Soft Supergene Enargite	Soft chalcocite, low to moderate copper and gold recovery, high copper-arsenic sulfosalts	7.18

Soft Supergene	Soft chalcocite, low to moderate copper and gold recovery, copper-arsenic sulfosalts	7.31

Soft Hypogene Enargite	Soft covellite / chalcopyrite, high copper and low to moderate gold recovery, high copper-arsenic sulfosalts	7.66

Soft Hypogene	Soft covellite / chalcopyrite, high copper and low to moderate gold recovery, copper-arsenic sulfosalts	7.39

Soft Hypogene Gold	Soft covellite / chalcopyrite, high copper and gold recovery, copper-arsenic sulfosalts	7.29

The slope design criteria for outer Oyut pit phases and the 2019 ultimate pit (the reserve pit) outline are based on a geotechnical feasibility study completed in 2012. The slope design criteria for the in-pit phases have been modified from the 2016 OTTR to enhance medium-term cashflows and to reflect geotechnical monitoring and analysis of actual pit wall performance in the various rock types within the pit. The 2019 mineral reserves pit outline has been integrated into the modified pit phase designs ensuring practicality and executability. The modifications have resulted in very minor changes to the mineral reserves pit reported in the 2016 OTTR. The changes are not considered material in the context of mineral reserves estimation.

Hugo North Mineral Reserves

The 2019 mineral reserves for the Hugo North deposit have been estimated from the 2014 Hugo North resources grade estimation model that forms the basis of the Hugo North deposit mineral resources as at December 31, 2019. The mineral resources block model is the same grade model used to estimate the mineral reserves for the 2016 OTTR.

The 2019 Hugo North mineral reserves are based on mining part of the Hugo North deposit (Lift 1) using the block/panel cave mining method described in the 2016 OTTR.

The boundary of the mining footprint is based on an analysis of the NPV generated from numerous production schedules generated from applying a range of footprint boundaries and cut-off values. The final reserve footprint boundary has been selected based on consideration of the constructability and operability aspects of the footprint and the overall NSR value generated by the footprint.

The NSR in the mineral resources model used to establish the footprint boundary is based on metal prices of $3.01/lb for copper, $1250/oz for gold, and $19.00/oz for silver. The NSR values also consider the various metallurgical recovery formulas developed from test work on the Hugo North mineralisation and ongoing process plant operations.

A break-even shut off policy is used to define the draw column heights. The shut off parameters are based on 2019 unit cost estimates shown in the following table. The processing cost is the tonnes weighted average cost of processing each ore type. Mining costs include $3.00 per tonne for sustaining capital. The costs exclude management fees and site services costs.

Site Operating Costs	($/t)
Processing	10.56
G&A	0.26
Subtotal	10.81
Mining	7.03
Total	17.85

Totals may not match due to rounding adjustments

The width of the footprint in the northern area of the cave is designed at a minimum mining width of 180 m to ensure adequate cave propagation. Some low value drawpoints have been added to the footprint in this area to meet this minimum width criteria. The height of draw in these drawpoints has been limited to minimize the amount of waste drawn, while ensuring full cave propagation.

To account for ore losses during mining an estimate 20% of drawpoints are assumed to permanently fail before the full column is drawn from them. The estimate is based on a geotechnical assessment of rock mass conditions on the extraction level and an assessment of the risk.

Approximately 5% of the tonnage included in the ore reserve is dilution originating from Inferred mineral resources. The grades of this material have been set to zero to ensure that only metal originating from Measured and Indicated resources is included in the mineral reserve estimate.

Even though a portion of the mineral reserves originates from Measured mineral resources, the entire mineral reserves are classified as a Probable Mineral Reserves due to the mixing of material during the caving process.

The Hugo North mineral reserves contain ore that is on the Oyu Tolgoi License and on the Entrée Joint Venture Shivee Tolgoi License.

Oyut Deposit Open Pit Mineral Reserves, December 31, 2019

Classification	Ownership	Mineral Reserves				Contained Metal
		Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mt)	Au (Moz)	Ag (Moz)
Proven	Oyu Tolgoi LLC	307	0.52	0.39	1.32	1.50	3.80	13.04
Probable	Oyu Tolgoi LLC	477	0.39	0.23	1.14	1.87	3.45	17.42
Total (Proven + Probable)	Oyu Tolgoi LLC	783	0.44	0.29	1.21	3.46	7.25	30.46

Oyut Stockpile Mineral Reserves, December 31, 2019

Classification	Ownership	Mineral Reserves				Contained Metal
		Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mt)	Au (Moz)	Ag (Moz)
Proven	Oyu Tolgoi LLC	48	0.33	0.12	0.93	0.16	0.19	1.44

Hugo North Deposit Underground Mineral Reserves, December 31, 2019

Classification	Ownership	Mineral Reserves				Contained Metal
		Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mt)	Au (Moz)	Ag (Moz)
Probable	Oyu Tolgoi LLC	447	1.64	0.34	3.35	7.35	4.83	48.15
Probable	EJV	32	1.64	0.57	3.84	0.53	0.59	3.96
Total Probable		479	1.64	0.35	3.38	7.87	5.42	52.11

Oyu Tolgoi Project Total Mineral Reserves, December 31, 2019

Classification	Mineral Reserves				Contained Metal
	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mt)	Au (Moz)	Ag (Moz)
Proven	355	0.49	0.35	1.27	1.75	3.98	14.48
Probable	956	1.02	0.29	2.26	9.74	8.87	69.53
Total (Proven + Probable)	1,311	0.88	0.30	0.30	11.49	12.85	84.01

Notes to the mineral reserves tables above:

1.	CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) were used for reporting of Mineral Reserves

2.	NSR values used for Mineral Reserves estimation are based on forecast long-term copper, gold, and silver prices of $3.08/lb; $1,292/oz; and $19.00/oz respectively.

3.	Assumptions for smelting refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties are included in the NSR values.

4.	Processing and general administration costs used to determine cut-off NSR values vary between $7.18/t and $10.14/t depending on the ore type processed.

5.	The Oyut open pit mineral reserves are the mineral reserves in the pit as at December 31, 2019.

6.	Stockpiles result from mineral reserves mined from the Oyut Open pit. Stockpile reserves have not been previously reported by the Corporation.

7.

For the Hugo North mineral reserves, an NSR shut off grade of $17.85/t is used to determine the point at which each underground drawpoint is closed. This NSR value is based on an estimated mining, processing and G&A costs ranging from $17.27/t to $17.90/t across five independent ore types

8.	For the Oyut mineral reserves, only measured mineral resources were used to report Proven mineral reserves. Only indicated mineral resources were used to report probable mineral reserves.

9.	For the Hugo North mineral reserves, measured and indicated mineral resources were used to report probable mineral reserves.

10.

EJV is the Entrée Joint Venture. The Shivee Tolgoi License and the Javkhlant License are held by Entrée. The Shivee Tolgoi License and the Javkhlant License are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. The Corporation holds a 7.9% interest in Entrée Resources Ltd.

11.	Totals may not match due to rounding.

Changes to the Oyut mineral reserves since the 2016 OTTR

The change in the Oyut mineral reserves since the start of open pit mining operations result almost entirely from depletion by mining (see tables in Schedule C for a quantification of the depletion). The update to the mineral resources model in 2018 resulted in a non-material increase in the 2019 mineral reserve estimate. This has been almost entirely offset by the negative effect of an increase in the operating cost estimate and a decrease in silver recovery used for long-term mine planning and reserve estimation. Refinement of the pit slope designs, and other design changes have resulted in a small increase in the 2019 mineral reserve.

The overall effect on the 2019 mineral reserves estimate is that there have been no material changes in the tonnage or grades of the mineral reserves since the 2016 OTTR other than resulting from depletion by mining.

Changes to the Hugo North mineral reserves

Since 2016, refinements to the 2016 OTTR Lift 1 design have been approved by Oyu Tolgoi in response to the improved understanding of the geotechnical and geometallurgical properties of the deposit gained through mine development, geotechnical drilling, and engineering studies. These changes have resulted in an overall 4% decrease in the tonnage, a 1% reduction in copper grade, and a 0.4% reduction in gold grade of the 2019 mineral reserves estimate compared to the 2016 estimate.

The refinements in the Lift 1 design are summarised as follows:

●

Realignment of the drawpoints including an increase in the extraction drive spacing from 28 m to 31 m, and drawpoint spacing from 15 m to 16 m. The increases have the effect of increasing the size of pillars on the extraction levels, thus reducing the risk of drawpoint failure. The increases also have a small negative effect on recovery.

●

The boundary of the footprint has been adjusted in some areas to improve the stability of the excavations in the vicinity of the footprint and to improve the expected caving characteristics. This has resulted in the addition and deletion of some drawpoints from the planned footprint.

●

Changes to the geometallurgical and price and cost inputs into the mineral resource block model used to determine NSR values of the individual blocks. The NSR values are used to identify mineral reserves from waste.

●	Minor depletion resulting from development excavations within the deposit.

The change in the design of the extraction level has the effect of reducing the number of extraction drives from 52 to 48, and the number of drawpoints from 2,231 to 1,933.

The updates to the Hugo North mineral reserves reflect good practice and ongoing optimisation work as additional geotechnical, geometallurgical and orebody knowledge becomes available.

Metallurgical Performance

The Oyu Tolgoi concentrator currently processes ore from the Oyut deposit, which includes the Southwest and Central zones, split into 9 geometallurgically defined ore types.

The pre-production metallurgical testwork completed for the Oyut deposit supports the geometallurgical ore type definition, which groups ore based on copper speciation, hardness, gold grade, supergene / hypogene, and arsenic upgrade to concentrate. The metallurgical performance of the Oyut ore types is supported by the substantial volume of testing completed to date and learnings from seven years of production.

For the Hugo North deposit, testwork carried out prior to completion of the 2016 OTTR focused on establishing the metallurgical characteristics, of the deposit, including plant recovery. Testwork has been ongoing since 2016 to improve the metallurgical understanding of the deposit using actual operation experience gained in the concentrator processing Ore from the Oyut open pit. In addition, further flotation variability testwork has been conducted on Hugo North, the Oyut Central zone, and blends of Hugo North and the Oyut Southwest zone.

This pre-production testwork has been used to update the formulae for metallurgical recovery used in the NSR values used to preparing the Hugo North 2019 mineral reserve. The additional testwork has resulted in the use of five geometallurgical ore types for Hugo North compared with the one ore type used in previous mineral reserve estimates. The ore types are based on the observed differences in the flotation recovery from samples with varying chalcopyrite and bornite content, and the influence of pyrite on concentrate grade.

The five ore types are summarised in the following table.

Hugo North Geometallurgical Ore Type Definitions

Ore Type	Abbrev.	Copper Recovery	ConCon	Criteria

High arsenic	HI-AS	Varies	High As	As ≥ 200 ppm

High grade, high bornite content with little pyrite	BN-CP	High Cu, high bornite content	High Cu	Cu ≥ 1.25 Cu:S ≥ 1.2

High grade, most Cu in chalcopyrite, high pyrite	CP-PY	High Cu, high chalcopyrite content	Moderate	Cu ≥ 1.25 Cu:S < 1.2

Lower grade, high pyrite, generally has most Cu in chalcopyrite	LG-PY	Lower Cu, mix of bornite and chalcopyrite	Low Cu	Cu < 1.25 S ≥ 1

Lower grade with little pyrite	LG	Lower Cu, mix of bornite and chalcopyrite	Moderate	Cu < 1.25 S < 1

Note: Ore types are assigned sequentially in the order above. E.g. all blocks with As ≥ 200 ppm are assigned as HI-AS, regardless of copper and sulphur grades

Recovery

Copper recovery for the Oyut open pit varies based on copper grade and ore type. Ore type defines the expected copper speciation and the relationship between copper grade and copper recovery is different for each ore type. Gold and silver recovery are predicted based on observed performance in the concentrator, supported by metallurgical testwork.

Copper recovery for Hugo North varies based on the copper grade and ore types. Both gold and silver recovery vary with copper recovery and ore type. Silver recovery is most impacted by the change, with a 10% decrease from previous estimates. It is noted that silver only makes a small contribution to the value of the mineral reserve.

The overall metallurgical recovery from the 2019 Oyut and Hugo North mineral reserves is estimated as follows:

Metallurgical Recovery from the 2019 Oyut and Hugo North Mineral Reserves

	Cu (%)	Au (%)	Ag (%)
Oyut Open Pit (Proven)	78.1	66.8	52.5
Oyut Open Pit (Probable)	78.1	66.8

Stockpiles (Proven)	73.0	43.8	46.7

Hugo North Oyu Tolgoi LLC (Probable)	92.7	79.5	81.0
Hugo North EJV (Probable)	92.6	81.1	82.9
Total Hugo North	92.7	79.6	81.2

Total Oyu Tolgoi Project (Proven)	77.7	65.7	51.9
Total Oyu Tolgoi Project (Probable)	89.9	74.6	74.0
Total (Proven + Probable)	88.1	71.9	70.2

Description of the Oyu Tolgoi Operation and Ongoing Development

Open pit mining

The initial investment decision to construct Phase 1 of Oyu Tolgoi was made in 2010. Phase 1 consisted of the Oyut open pit mine, a concentrator, and supporting infrastructure. Mining began in the South West zone of the Oyut deposit in 2012 with production capacity ramped up to more than 100,000 tonnes of ore processed per day.

The Oyut open pit is mined using conventional drill, blast load and haul methods Mining operations are conducted 24 hours per day, 365 days per year.

Four platform production drill rigs, two diesel-hydraulic and two electric-drive drills, are used to drill 311 mm diameters holes for 15 m bench height blasts. Two surface crawler drill rigs support the operation undertaking presplit and smaller surface drilling activities.

A blasting contractor provides a down-the-hole charging and firing service, including the supply and storage of explosives, with conventional and high-density explosives being used to suit production requirements.

The primary loading fleet consists of two 56 m3 bucket capacity electric rope-shovels and two 34 m3 bucket capacity diesel-hydraulic shovels. Two 18 m3 bucket capacity front-end loaders support the primary mining loading fleet as required.

Material is loaded into a fleet of 32 290 t payload rigid-body trucks, where material is hauled to the primary crusher, ore stockpiles, and waste dumps according to the material type and schedule requirements.

An ancillary fleet supports the primary mining equipment facilitating the production process.

Since open pit mining commenced, five pit phases have been mined to a depth of 380 m. There are 11 remaining pit phases planned to be mined to the completion of the open pit at a final depth exceeding 600 m.

In 2019, approximately 120 Mt of material was moved in the Oyut open pit operation.

Ore Processing

Ore processing operations commenced through the completed Phase 1 concentrator in December 2012, Commercial Production was achieved in September 2013, and first concentrate exported in October 2013.

The Phase 1 concentrator is designed to process ore from the Oyut open pit at a nominal throughput rate of 36 Mtpa. This throughput rate has been consistently exceeded, peaking 40.8 Mtpa in 2019. The comminution circuit uses two conventional crushing, grinding lines, each consisting of a semi-autogenous grinding mill, two parallel ball mills and associated downstream equipment. Cyclone overflow from the circuit at 80% passing 140–180 µm passes to rougher flotation cells. The rougher concentrate is then reground in vertical tower mills to 35 µm before delivery to the first stage cleaners. The concentrate from the first stage cleaners is pumped to the column cells, which produce the final grade concentrate. Tailings from the cleaner-scavenger and rougher flotation cells are combined, thickened, and pumped to the tailings storage facility. Concentrate is thickened, filtered, bagged, and shipped to market.

The concentrate produced is trucked to smelters and traders in China.

The Phase 2 concentrator development programme will optimize the Phase 1 concentrator circuits to maximize recovery from a blend of ores from the Hugo North underground mine and the Oyut open pit. Study work is ongoing to define the scope of the development program, but the following additions to the plant are under consideration:

●	Installation of a fifth ball mill to achieve a finer primary grind, 80% passing 140–160 µm.

●	Installation of additional roughing and column flotation capacity to process the higher level of concentrate production.

●	Additional concentrate dewatering and bagging capacity.

The intent of the Phase 2 development programme is to optimise the plant to treat all the higher grade Hugo North ore delivered by the mine, supplemented by lower grade ore from the open pit ore to fill the mill to its capacity limit.

A summary of the Oyut open pit and process plan production since start-up is summarised in the following table.

Summary of Oyut Open Pit and Process Plant Production to December 31, 2019

Oyu Tolgoi Production Data	Unit	2013	2014	2015	2016	2017	2018	2019
Open pit material mined (ore + waste)	Mt	72.0	76.9	91.8	96.9	105.9	91.3	101.3
Ore treated	Mt	20.3	27.9	34.5	38.2	41.2	38.7	40.8
Average mill head grades:
Copper head grade	% Cu	0.47	0.60	0.67	0.65	0.51	0.51	0.45
Gold head grade	g/t Au	0.36	0.86	0.78	0.36	0.17	0.36	0.29
Silver head grade	g/t Ag	1.39	1.60	1.56	1.83	1.39	1.22	1.13
Concentrate produced	kdmt	290.0	563.6	788.5	846.6	722.5	724.9	674.6
Average concentrate grade	% Cu	26.4	26.3	25.6	23.8	21.8	21.9	21.7
Production of metals in concentrate:
Copper in concentrate	kt	76.7	148.4	202.2	201.3	157.4	159.1	146.3
Gold in concentrate	koz	157	589	653	300	114	285	242
Silver in concentrate	koz	489	893	1,223	1,420	974	914	867
Metal recovery:
Copper Recovery	%	81.6	89.1	87.6	81.0	75.4	81.4	78.7
Gold Recovery	%	66.1	76.6	74.4	68.5	49.7	65.2	63.6
Silver Recovery	%	54.2	62.3	69.9	63.1	52.9	60.9	58.1

Note: Totals may not match due to rounding

Underground mine development

Part of the initial investment decision for Oyu Tolgoi included continued investment into the development of the Hugo North underground mine in parallel with mining the Oyut open pit.

Hugo North underground development work is ongoing, and when underground production reaches full capacity it is anticipated that this will form the primary source of ore to the concentrator at 33 Mtpa with the Oyu open pit ore providing the balance of 5-9 Mtpa.

As described above under “General Development of the Business – Three Year History – 2019”, on July 15, 2019, the Corporation provided an update on underground development and announced that Turquoise Hill, in conjunction with Rio Tinto, continues to review mine design options for the completion of the underground development of the Oyu Tolgoi mine and assess the impact on overall cost and schedule for the underground development. Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Therefore, to address these risks, a number of mine design options are under consideration to complete the project.

On November 12, 2019, the Corporation announced that a decision was made to retain a mid-access drive only on the apex level of the mine design of Panel 0. This is one of a number of integral decision points in narrowing options to complete the final P0 mine design, however it is too early to accurately determine the potential impact on the overall cost or schedule.

Given the anticipated timing of completion for the further technical work that is needed, the definitive estimate review is now expected to be delivered in the second half of 2020, reflecting the preferred mine design approach, as previously disclosed. This will include the estimate of development capital costs and schedule for the undergound project based on the updated design of Panel 0. Decisions on other key underground design elements such as the location of the ore handling system and options for panel sequencing will be taken in the first half of 2020. These will take into consideration the consequential impacts on cost, schedule and other key variables such as Ore Reserves, project ramp-up profile and peak production together with improvements in productivity.

Summary Description of the Hugo North Lift 1 Project

The Hugo North deposit is planned to be mined in two panel cave mining lifts; Lift 1 followed by a deeper Lift 2. The Lift 1 extraction level is approximately 1,300 m below surface and has footprint dimensions of approximately 2,000 m long x 280 m wide. To aid mine planning and production scheduling, the Lift 1 footprint has been divided into three panels (Panel 0, Panel 1, and Panel 2). Panel 0 is in the central part of the footprint. Panel 1 is to the north and Panel 2 is to the south.

To support mining of Lift 1, two declines, five shafts and substantial underground infrastructure is required and is currently in an advanced stage of development. When complete, the annual conveying and hoisting capacity from the underground mine is planned to be approximately 50 Mt.

The position, extent and design of the Lift 1 footprint was established in a series of studies carried out prior to 2016. The design includes an El Teniente style extraction level layout, an undercut level and an apex drive level. Ore from drawpoints on the extraction level is tipped to ore passes then trucked to an underground crushing and conveying system before being transferred to surface via the shaft hoisting and conveying systems.

The current (2019) parameters panel cave design are summarised in the following table:

●	Extraction drive and drawpoint spacing — 31 m and 16 m.
●	Undercutting sequence — advanced undercut.
●	Number of drawpoints and extraction drives — 1,933 drawpoints in 48 extraction drives.
●	Minimum footprint width — 180 m.
●	Draw column heights — Average, 360 m, maximum 636 m, minimum 100 m.

Progress from Underground Restart in 2016 to December 31, 2019

The following points highlight the timeline of key decisions and achievements in developing the Hugo North underground project since the restart of development in 2016.

2016

●	Notice to Proceed received 5 May 2016.
●	Oyu Tolgoi 2016 Technical Report published on 21st October 2016.
●	Conveyor-to-Surface bulk excavation completed.
●	Site infrastructure office established.
●	Contracts signed for the sinking of Shaft 2 and Shaft 5, EPCM, and twin decline development.

2017

●	3,500 tpd development crusher installed.
●	Eleven underground workshops completed.
●	Underground dewatering system installed.

2018

●	Shaft 2 – sinking and stripping completed, collar doors and controls commissioned and mechanical installation of rock breaker.
●	Shaft 5 sinking and commissioning.
●	Lining installed and handover for final fit-out and commissioning of Ore Bin 11.
●	Shaft 3 & Shaft 4 box-cuts completed.
●	Permanent ventilation commissioned for conveyor-to-surface; and
●	Completion of a new camp to house over 5,500 workers.

Project development continued throughout 2019 unimpeded by the ongoing mine design review. Key highlights and achievements during the year include:

●	Completion and commissioning of Shaft 2 together with supporting development and construction activities.
●	Completion of a Shaft 2 ore handling system trial that saw approximately 20,000 t of underground ore report to the mill.
●	Completion of the two-storey 13,700 m2 Chandmani mine operations centre.
●	Expansion of the central heating plant to 58 MW.
●	The installation of Shaft 2 stage 1 and 2 mine air heaters.
●	Completion of the Shaft 2 jaw crusher ore handling system with capacity of 9,500 tpd including construction a 10 m diameter, 40 m high surge bin with conveyor loading system.
●	Primary crusher excavation of over 30,000 m3.
●	Continued Shaft 3 and 4 pre-sinking work.
●	Commissioning of the load-out conveyor, surface discharge conveyor, and Shaft 2 integrated materials handling system enabling delivery to the processing plant.
●	Over 7,000 employees engaged in project execution with over 300 contractors.

The following tables summarise the progressively increasing amount of development work carried out over the past three years. The development is reported in equivalent development metres, which includes the volume of mass excavations, as crusher chambers, converted to development metres. It excludes shafts, other vertical excavations. Development of the conveyor and access declines to surface, which total 9.0 km of equivalent development are shown separately.

Oyu Tolgoi Underground Project Development Progress Excluding Conveyor Declines
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ (m3)
2016	1.6	1.5	3.0
Q1’17	1.0	0.8	5.2
Q2’17	1.4	0.9	9.2
Q3’17	1.4	1.2	8.3
Q4’17	2.2	1.9	8.9
2017	6.1	4.8	31.6
Q1’18	2.6	2.1	11.6
Q2’18	2.4	2.1	8.6
Q3’18	3.0	2.1*	23.3*
Q4’18	2.3	1.6	16.0
2018	10.3	7.9	59.5
Q1’19	3.2	2.3	21.4
Q2’19	3.2	2.4	19.3
Q3’19	3.6	3.2	11.4
Q4’19	4.8	4.5	9.0
2019	14.9	12.4	61.1
Total	32.9	26.7	155.3

Notes:

Totals may not match due to rounding

* Lateral development and mass excavation amount for Q3’18 have been updated to reflect revised results.

Oyu Tolgoi Conveyor Decline Project Development Progress
Year	Total Equivalent Development (Km)	Lateral Development (Km)	Mass Excavation (‘000’ (m3)
2016	0.0	0.0	0.0
Q1’17	0.1	0.1	0.0
Q2’17	0.4	0.4	0.2
Q3’17	0.9	0.9	0.5
Q4’17	0.9	0.8	0.5
2017	2.3	2.3	1.2
Q1’18	0.8	0.8	0.1
Q2’18	0.8	0.8	0.1
Q3’18	0.8	0.8	0.3
Q4’18	0.6	0.6	0.1
2018	3.0	3.0	0.6
Q1’19	0.8	0.8	0.8
Q2’19	0.9	0.9	0.8
Q3’19	0.9	0.7	4.9
Q4’19	1.1	0.7	8.3
2019	3.7	3.1	14.7
Total	9.0	8.3	16.5

Infrastructure

Oyu Tolgoi is a remote brownfields project and extensive infrastructure has been constructed in addition to the concentrating facilities. The major initial infrastructure elements included:

●	Water borefields
●	Water treatment
●	Housing
●	Airport
●	Supporting facilities
●	Power transmission lines and sub-station.

Most of the infrastructure facilities required for the Oyu Tolgoi project are complete. See also “Description of the Business – Oyu Tolgoi Project – Description of the Oyu Tolgoi Operation and Ongoing Development – Underground Mine Development”.

Permitting and Compliance Activities

Oyu Tolgoi LLC has completed a comprehensive Environmental and Social Impact Assessment (“ESIA”) for Oyu Tolgoi. The ESIA undertaken as part of the project finance process was publically disclosed in August 2012. The culmination of nearly ten years of independent work and research carried out by both international and Mongolian experts, the ESIA identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases to avoid, minimize, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

Corporate commitment to sound environmental and social planning for the project is based on the Corporation’s values, responsibilities and support for human rights, social justice, and sound environment management, including the United Nations Universal Declaration of Human Rights (1948); and is described in “The Way We Work”, Rio Tinto’s global code of business conduct that defines the way Rio Tinto manages the economic, social, and environmental challenges of its global operations.

Oyu Tolgoi LLC has implemented and audited an environmental management system (“EMS”) that conforms to the requirements of ISO 14001:2004. Implementation of the EMS during the construction phases focuses on the environmental policy; significant environmental aspects and impacts and their risks prioritization; legal and other requirements; environmental performance objectives and targets; environmental management programs; and environmental incident reporting. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and Detailed

Environmental Impact Assessments (“DEIAs”) that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:

●	The Environmental Protection Law (1995).
●	The Law on Environmental Impact Assessment (1998, as amended in 2001).
●	The Minerals Law (2006).

These initial studies, reports, and DEIAs were prepared over a six-year period between 2002 and 2008, primarily by the Mongolian company Eco-Trade LLC, with input from Aquaterra on water issues.

The original DEIAs provided baseline information for both social and environmental issues. These DEIAs covered impact assessments for different project areas, and were prepared as separate components to facilitate technical review as requested by the Government of Mongolia.

The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that Oyu Tolgoi LLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet Government of Mongolia legal requirements, and comply with current IFC good practice.

For the ESIA, the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (“SIA”) for the project.

The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for Oyu Tolgoi LLC. Independent reports on progress were subsequently submitted in 2013 and 2016. The DEIA are subject to periodic review on 5-year cycles or when there are significant changes to the project description.

Human Resources and Training Strategy

The human resources and training strategy of Oyu Tolgoi LLC provides a framework of policies, procedures, and processes that are well defined and aligned to support the achievement of the overall business objectives of the company. Oyu Tolgoi LLC is working in partnership with relevant Mongolian government agencies and NGOs to ensure that a suitably qualified workforce is available to meet the requirements of Oyu Tolgoi. Oyu Tolgoi LLC’s policies and procedures for human resources and training meet all applicable Mongolian Labour and Social Security Laws and regulations, including those contained within the Labour Law of Mongolia (July 1999). International conventions and standards, including applicable International Labour Organisation conventions, IFC Performance Standards, and the EBRD, guide the human resources and training strategy and activities.

Oyu Tolgoi LLC prioritizes employment of local residents from the soums within the Project Area of Influence (Khanbogd, Manlai, Bayan Ovoo, and Dalanzadgad) as well as from other areas in the South Gobi region. Oyu Tolgoi LLC has a requirement that not less than 90% of its employees consists of citizens of Mongolia. Oyu Tolgoi LLC meets this requirement.

Occupational Health, Hygiene and Safety

Oyu Tolgoi LLC’s health, safety and environment management system (“HSE MS”) has been implemented and been audited as compliant against AS/NZS ISO 14001:2004 Environmental Management System and OHSAS 18001:2007 Occupational Health and Safety management system. The HSE MS was developed to provide management with clear direction on HSE management, means to ensure compliance, and a basis for driving improvements. The Oyu Tolgoi HSE MS applies to all persons working for or on behalf of Oyu Tolgoi LLC, including contractors, suppliers, the general public, special interest groups, and government representatives, and covers the health, safety, and environmental management of all Oyu Tolgoi LLC’s activities, assets, products, and services. Oyu Tolgoi LLC achieved an excellent safety performance for 2019 with an All Injury Frequency Rate of 0.16 per 200 kh (thousand hours) worked.

The OT LLC HSE Policy has been developed and is regularly reviewed in consultation with key stakeholders. Such policy is intended to reflect a best practice approach to health, safety, and environment with the underlying principle that all people are accountable for health and safety.

The OT LLC HSE Policy is seen as an enabler for the entire HSE MS. It provides high-level principles that are intended to be implemented through the application of all parts of the HSE MS. The OT LLC HSE Policy is endorsed by the chief executive officer of Oyu Tolgoi LLC to ensure the appropriate priority is placed on implementation and compliance.

Capital and Operating Costs

The development capital expenditure for the project may increase by $1.2 to $1.9 billion over the $5.3 billion previously disclosed. This results in sustainable first production now being expected between May 2022 and June 2023. The first drawbell is now expected between October 2021 and September 2022, a delay of 16 to 30 months. The range of project durations under consideration influence the differences in capital costs estimated to complete the project and the increase includes Shaft 2 delay related costs. These ranges incorporate a range of productivity assumptions. A new program of work is underway to optimize performance, while technical reviews are ongoing to guide the final inputs into an updated detailed cost estimate for the Hugo North Lift 1 development. Recent work, including the mid-access drive decision, indicates that the schedule delay is within the 16 to 30 months range but is trending away from the lower end.

Other Projects

Turquoise Hill, through its wholly-owned subsidiaries, Asia Gold Mongolia LLC, Heruga Exploration LLC and SGLS LLC, operates an exploration program in Mongolia on licenses that are not part of Oyu Tolgoi. The exploration program in 2019 continued to review Mongolian licenses that at year-end covered an approximate total of 16,390.45 ha through 2 separate licenses.

During 2016 the Mineral Resource Authority of Mongolia advised that the Ulaan Khud mining application submitted in 2014 will not be granted due to Resolution No. 175. An application for the grant of a mining license on a lease held by SGLS LLC had also been previously declined pursuant to Resolution No. 175. The ultimate impact on these two licenses is still not clear. For more information on Resolution No. 175, see “Description of the Business – Oyu Tolgoi Project – Project Description, Location and Access” in this AIF.

Other Information

Equity Investments

Turquoise Hill holds equity investments in one publicly traded, non-subsidiary mineral exploration and development company. The following table outlines the equity investments held by the Turquoise Hill Group and, in respect of each such equity investment involving securities that are listed on a stock exchange, their quoted market value as at December 31, 2019:

Company	Number of Shares	Value
Entrée Resources Ltd. (TSX)	13,799,333	C$	5,105,753

Employees

As at December 31, 2019, Turquoise Hill and Oyu Tolgoi LLC collectively had a total of 2,854 employees.

DIVIDENDS

Turquoise Hill has not declared or paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, Turquoise Hill’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the YBCA, the discretion of the Board of Directors to declare or pay a dividend on the Common Shares is restricted if reasonable grounds exist to conclude that Turquoise Hill is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As of the date hereof, there are 2,012,314,469 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Turquoise Hill’s restated articles of incorporation, Turquoise Hill’s by-laws and in the YBCA and its regulations.

Common Shares

The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of Turquoise Hill are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of Turquoise Hill in the event of liquidation, dissolution or winding up of Turquoise Hill. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the YBCA nor the constating documents of Turquoise Hill impose restrictions on the transfer of Common Shares on the register of Turquoise Hill, provided that Turquoise Hill receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by Turquoise Hill. The YBCA provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

Preferred Shares

The Preferred Shares are non-voting and issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by Turquoise Hill’s directors. Turquoise Hill’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of Turquoise Hill to determine the designation of the Preferred Shares of that series, to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.

Under the terms of the restrictive covenants contained in the Turquoise Hill Financing Support Agreement, the Corporation is prohibited from amending its constating documents to create and issue Preferred Shares without the prior written consent of Rio Tinto.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of Turquoise Hill.

MARKET FOR SECURITIES

The Common Shares of Turquoise Hill are traded in Canada on the TSX, and in the U.S. on the NYSE. The closing price of Turquoise Hill’s Common Shares on the TSX on March 18, 2020 was C$0.46. The closing price listed on the NYSE on March 18, 2020 was $0.32

The following table indicates the monthly range of high and low closing prices of a Common Share and the total monthly volumes traded on the TSX, the NYSE and the NASDAQ Global Select Market during the period beginning on January 1, 2019 and ending on December 31, 2019:

	NYSE/NASDAQ(1)			TSX(2)
	High	Low	Volume	High	Low	Volume

	US$	US$		C$	C$
2018
January	$1.68	$1.56	78,480,000	$2.26	$2.08	53,670,000
February	$2.12	$1.61	180,910,000	$2.79	$2.12	144,830,000
March	$1.81	$1.59	114,030,000	$2.40	$2.12	78,920,000
April	$1.76	$1.49	107,710,000	$2.36	$2.00	59,260,000
May	$1.52	$1.14	135,950,000	$2.04	$1.52	162,690,000
June	$1.3	$1.15	69,090,000	$1.73	$1.53	66,450,000
July	$1.26	$0.56	217,590,000	$1.66	$0.73	143,660,000
August	$0.55	$0.43	166,160,000	$0.69	$0.57	58,290,000
September	$0.51	$0.41	74,220,000	$0.68	$0.55	34,450,000
October	$0.48	$0.42	140,700,000	$0.64	$0.54	28,220,000
November	$0.47	$0.43	47,500,000	$0.62	$0.56	27,010,000
December	$0.75	$0.45	94,710,000	$1.00	$0.61	106,910,000

(1)	Information is presented on a consolidated basis for all of the U.S. as reported by Bloomberg under “TRQ US”.

(2)	Information is presented on a consolidated basis for all of Canada as reported by Bloomberg under “TRQ CN”.

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state, and country of residence of each director and executive officer of Turquoise Hill, as of the date hereof (except as otherwise disclosed), as well as their respective positions and offices held with Turquoise Hill and their respective principal occupations during the immediately preceding five years is as follows:

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

ALAN CHIRGWIN Singapore, Singapore	Director (since September 2018)

Director, Turquoise Hill (2018 to present); Vice President, Sales and Marketing, Copper and Diamonds, Rio Tinto (2017 to present); Vice President, Sales and Marketing, Iron Ore, BHP Billiton (2015 to 2016); General Manager, Sales and Marketing, Iron Ore, BHP Billiton (2011 to 2015).

LUKE COLTON Montréal, Québec, Canada	Chief Financial Officer (since October 2017)	Chief Financial Officer, Turquoise Hill (2017 to present); Interim Chief Executive Officer, Turquoise Hill (2018); Chief Financial Officer, Richards Bay Minerals (2013 to 2017);

JO-ANNE DUDLEY Morayfield, Queensland, Australia	Chief Operating Officer (since June 2019)

Chief Operating Officer, Turquoise Hill (2019 to present); Manager Strategic Mine & Resources Planning, Studies & Technical, Oyu Tolgoi LLC (2017 to 2019); Manager Strategic Mine Planning, Oyu Tolgoi LLC (2014 to 2017).

R. PETER GILLIN Toronto, Ontario, Canada	Director and Chairman (Director since May 2012 and Chairman since January 2017)

Director, TD Mutual Funds Corporate Class Ltd. (2010 to present); Director, Sherritt International (2010 to 2019); Lead Director, Dundee Precious Metals Inc. (2009 to present); Director, Wheaton Precious Metals Corp. (2004 to present).

STEPHEN JONES Nundah, Queensland, Australia	Director (since December 2017)

Technical Director, Copper & Diamonds, Rio Tinto (2019 to present); Head of Technical Review, Rio Tinto (2018 to 2019); Chief Advisor Surface Mining and Geosciences, Rio Tinto (2017 to 2018); Chief Operating Officer, Oyu Tolgoi LLC (2017); Acting Chief Executive

Name and Municipality of Residence	Position with Turquoise Hill	Principal Occupation During Past Five Years

Officer, Oyu Tolgoi LLC (2016 to 2017); General Manager Operations, Oyu Tolgoi LLC (2015 to 2016); General Manager Operations Support, Oyu Tolgoi LLC (2014 to 2015);

GEORGE R. BURNS Vancouver, British Columbia, Canada	Director (since January 2020)	President and Chief Executive Officer, Eldorado Gold Inc. (2017 to present); Executive Vice President and Chief Operating Officer, Goldcorp Inc. (2012 to 2017).

ULF QUELLMANN Hudson, Québec, Canada	Director and Chief Executive Officer (Director since May 2017 and Chief Executive Officer since August 2018)

Chief Executive Officer, Turquoise Hill (2018 – present); Vice President, Strategic Projects, Copper and Diamonds, Rio Tinto (2018); Chief Financial Officer, Copper and Diamonds, Rio Tinto (2016 to 2018); Group Treasurer, Rio Tinto (2008 to 2016).

RUSSEL C. ROBERTSON Toronto, Ontario, Canada	Director (since June 2012)

Director, Hydro One Inc. (2018 to present), Director, Bausch Health Inc. (2016 to present), Executive Vice-President, and Head, Anti-Money Laundering, BMO Financial Group (2013 to 2016); Director, Virtus Investment Partners Inc. (2013 to 2016).

MARYSE SAINT-LAURENT Calgary, Alberta, Canada	Director (since January 2017)

Director, North American Construction Group Ltd. (2019 to present); Director, Guyana Goldfields Inc. (2019 to present); Board member, Alberta Securities Commission (2016 to present); Vice-President Legal and Corporate Secretary, TransAlta Renewables Inc. (2013 to 2015); Vice-President Legal and Corporate Secretary, TransAlta Corporation (2011 to 2015).

Each director’s term of office expires at the next annual general meeting of Turquoise Hill.

Shareholdings of Directors and Executive Officers

As of the date hereof, the directors and executive officers, as a group, own, directly or indirectly, 242,900 Common Shares, which represents 0.01% of the Corporation’s Common Shares.

Committees of the Board of Directors

The committees of the Board of Directors consist of the following standing committees: Audit Committee, Compensation and Benefits Committee, Nominating and Corporate Governance Committee and Health, Safety, Environment and Communities Committee. The current members of the Audit Committee are Russel C. Robertson (Chair), George R. Burns and Maryse Saint-Laurent. The current members of the Compensation and Benefits Committee are Maryse Saint-Laurent (Chair), George R. Burns and Russel C. Robertson. The current members of the Nominating and Corporate Governance Committee are Maryse Saint-Laurent (Chair), Alan Chirgwin and Russel C. Robertson. The current members of the Health, Safety, Environment and Communities Committee are Stephen Jones (Chair), George R. Burns and Ulf Quellmann.

Conflicts of Interest

Certain directors and executive officers of Turquoise Hill and its subsidiaries are associated with other reporting issuers or other corporations. These relationships may give rise to conflicts of interest from time to time. For example, Messrs. Chirgwin and Jones, are nominated by RTIH to act as directors of the Corporation, and are officers of Rio Tinto, which has a controlling interest in the Corporation. Messrs. Colton and Lane, executive officers of the Corporation, are seconded employees of Rio Tinto.

The Corporation’s commitment to diversity and inclusion aligns with its values of accountability, respect, teamwork and integrity and is reflected in its Code of Business Conduct, The Way We Work. The Code of Business Conduct is applicable to all employees, consultants, officers and directors regardless of their position in the organization, at all times and everywhere the Corporation does business. The Code of Business Conduct provides that the Corporation’s employees, consultants, officers and directors will uphold its commitment to a culture of honesty, integrity and accountability and the Corporation requires the highest standards of professional and ethical conduct from its employees, consultants, officers and directors. The Corporation takes any violation of applicable Anti-Corruption Legislation very seriously and any employee, consultant, officer or director who violates these laws will be subject to disciplinary measures up to and including termination of employment.

The Corporation believes that its Code of Business Conduct is responsive to the potential issues such policies are meant to address and clearly demonstrates the Corporation’s full commitment to all of its stakeholders to act at all times as a responsible social and corporate citizen.

The Corporation has a confidential whistleblower program. Employees are encouraged to report any suspicion of unethical or illegal practices.

Audit Committee Information

Information concerning the Audit Committee of Turquoise Hill, as required by National Instrument 52-110 – Audit Committees, is provided in Schedule A to this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL

TRANSACTIONS

Other than as disclosed below or elsewhere in this AIF, no director or executive officer of the Corporation, or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any transaction within the Corporation’s three most recently completed financial years, or during the current financial year, that has materially affected, or is reasonably expected to materially affect, the Corporation.

RTIH, together with its affiliates, is the Corporation’s majority shareholder, holding 50.8% of the issued and outstanding Common Shares. Within the Corporation’s three most recently completed financial years, and within the current financial year, Rio Tinto has been party to a series of transactions that have materially affected, or could materially affect, the Corporation. See “General Development of the Business – Agreements with Rio Tinto”. During the year ended December 31, 2019, Rio Tinto provided services to the Corporation for Oyu Tolgoi on a cost-recovery basis which amounted to $83.5 million (2018 - $84.7 million and 2017 – $83.3 million). In addition, various other transactions were entered into between the Corporation and Rio Tinto in fiscal 2019, as further described under the heading “Related-Party Transactions” of the Corporation’s MD&A.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares in Canada is AST Trust Company (Canada) at its principal offices in Montréal, Toronto and Vancouver.

MATERIAL CONTRACTS

Material contracts under National Instrument 51-102 Continuous Disclosure Obligations are contracts, other than contracts entered into in the ordinary course of the Corporation’s business, that are material to the Corporation. The following is a list of: (i) material contracts entered into since January 1, 2019; and (ii) material contracts entered into prior to January 1, 2019 but after January 1, 2002 that remain in effect:

1.	Entrée Earn-in Agreement.[1] See “Description of the Business – Oyu Tolgoi Project – Project Description, Location and Access”.

2.	Private Placement Agreement. See “General Development of the Business – Agreements with Rio Tinto – Private Placement Agreement”.

[1]	Under the terms of the Investment Agreement, Turquoise Hill agreed to transfer its interest in the Entrée Joint Venture to Oyu Tolgoi LLC.

3.	Investment Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement”.

4.	ARSHA. See “General Development of the Business – Agreements with the Government of Mongolia – ARSHA”.

5.	HoA. See “General Development of the Business – Agreements with Rio Tinto – HoA”.

6.	2012 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2012 MoA”.

7.	2013 MoA. See “General Development of the Business – Agreements with Rio Tinto – 2013 MoA”.

8.	Underground Plan. See “General Development of the Business – Agreements with the Government of Mongolia – Underground Plan”.

9.	Turquoise Hill Financing Support Agreement. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

10.	Oyu Tolgoi Financing Support Agreement. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

11.	Cash Management Services Agreement. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

12.	Sponsor Debt Service Undertaking. See “General Development of the Business – Agreements with Rio Tinto – Agreements in Connection with Oyu Tolgoi Project Financing”.

13.	Power Source Framework Agreement. See “General Development of the Business – Agreements with the Government of Mongolia – Investment Agreement – Power Supply”.

INTERESTS OF EXPERTS

The Corporation’s independent auditors are PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued an independent auditor’s report dated March 20, 2020 in respect of the Corporation’s consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years then ended and the Corporation’s internal control over financial reporting as at December 31, 2019. PricewaterhouseCoopers LLP has advised they are independent within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct and the rules of the SEC.

Turquoise Hill has relied on the work of the qualified persons listed in the section of this AIF titled “Description of the Business – Current Technical Report and Qualified Persons” in connection with the scientific and technical information presented in this AIF in respect of its material mineral property, Oyu Tolgoi, which is based in part upon the 2016 OTTR, which report is available for review on SEDAR at www.sedar.com.

To the knowledge of Turquoise Hill, none of the qualified persons listed in the section of this AIF titled “Description of the Business – Current Technical Report and Qualified Persons” nor any of the companies listed therein that employ those individuals, hold Common Shares or securities exercisable to acquire Common Shares equal to or greater than 1% of the issued and outstanding Common Shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Turquoise Hill securities and options to purchase Common Shares is contained in the management proxy circular for the annual general meeting of Turquoise Hill to be held on May 12, 2020, which will be filed on SEDAR at www.sedar.com concurrently with the filing of this AIF. Additional financial information is contained in Turquoise Hill’s comparative financial statements and MD&A as at and for the years ended December 31, 2019 and 2018. Copies of the management proxy circular, financial statements and MD&A (when filed) are available on SEDAR at www.sedar.com, and may also be obtained upon request from Turquoise Hill at 1 Place Ville-Marie, Suite 3680, Montréal, Québec, H3B 3P2.

Additional information relating to Turquoise Hill may be found on SEDAR at www.sedar.com.

SCHEDULE A

AUDIT COMMITTEE INFORMATION

Composition of Audit Committee

Turquoise Hill’s Audit Committee consists of Russel C. Robertson, George R. Burns and Maryse Saint-Laurent. Mr. Robertson has been Chair of the Audit Committee since January 1, 2015. The Board of Directors has determined that all members of the Audit Committee satisfy the independence, financial literacy, expertise and financial experience requirements under applicable securities laws, rules and regulations, stock exchange and any other regulatory requirements applicable to Turquoise Hill. In addition, in accordance with the Sarbanes-Oxley Act, the Board of Directors has determined that Russel C. Robertson is an audit committee financial expert.

Relevant Education and Experience

      Russel C. Robertson

Mr. Robertson holds a Bachelor of Arts degree (Honours) from the Richard Ivey School of Business at the University of Western Ontario, is a Chartered Professional Accountant (FCPA, FPA) and a Fellow of the Institute of Chartered Professional Accountants (Ontario). He is a member of the Institute of Corporate Directors. From June 2013 to August 2016, Mr. Robertson served as Executive Vice-President, and Head, Anti-Money Laundering at BMO Financial Group. Mr. Robertson previously held various senior positions with two major accounting firms, including holding the positions of Vice-Chair, Deloitte & Touche LLP (Canada), and Canadian Managing Partner, Arthur Andersen LLP (Canada).

      George R. Burns

Mr. Burns holds a Bachelor of Science Degree in Mining Engineering with a focus on Business from Montana Technological University in Butte, Montana USA. Mr. Burns has spent most of his career in Senior Management and Executive positions with public companies requiring multijurisdictional and complex management of results and financial statements. Mr. Burns was involved in management implementation and oversight and participated in audit committee meetings for over a decade as the Chief Operating Officer of Centerra Gold, Chief Operating Officer of Goldcorp and most recently as President and Chief Executive Officer of Eldorado Gold.

      Maryse Saint-Laurent

Ms. Saint-Laurent holds a Bachelor of Laws from the University of Alberta, a Master of Laws from Osgoode Hall, York University in securities and finance law, and is a member designate of the Institute of Corporate Directors (ICD.D). Ms. Saint-Laurent has provided legal, disclosure,

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corporate, financing and transactional advice to public companies over the course of her career. From 2013 to 2015, she was Vice-President Legal and Corporate Secretary for TransAlta Renewables Inc., a renewable power generation company, and from 2011 to 2015, she was also Vice-President Legal and Corporate Secretary for TransAlta Corporation, a power generation company with domestic and international operations. Prior thereto, Ms. Saint-Laurent held roles as Corporate Secretary and senior legal counsel for companies in the power and oil and gas sectors.

Fees for audit and other services

PricewaterhouseCoopers LLP have been the Corporation’s auditor since April 2, 2012. Deloitte LLP was the Corporation’s auditor from January 1995 to April 2012.

The aggregate fees billed by PricewaterhouseCoopers LLP and its affiliates in fiscal 2019 and fiscal 2018 are detailed below (rounded). Amounts presented in each year may be impacted by timing of billing.

	2019	2018
Audit Fees (a)	C$ 2,003,000	C$	2,282,000
Audit Related Fees	C$ Nil	C$	Nil
Tax Fees	C$ 5,000	C$	10,000
Other Fees	C$ Nil	C$	4,000
Total	C$2,008,000	C$	2,296,000

(a)	Fees for audit services billed relating to fiscal 2019 and 2018 consist of:

●	Audit of the Corporation’s annual consolidated financial statements;

●	Audit of the Corporation’s subsidiaries in Mongolia, Singapore and The Netherlands;

●	Reviews of the Corporation’s interim financial statements; and

●	Translation services.

In addition, in 2018 and 2019, fees were paid for services provided pursuant to section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), applicable Canadian securities laws and the required attestations relating to the effectiveness of the Corporation’s internal control on financial reporting.

The Audit Committee’s charter requires the pre-approval by the Audit Committee of all audit and non-audit services provided by the external auditor, which pre-approval was modified to services above $250,000 by a resolution of the Board of Directors in March 2013. Pre-approval from the Audit Committee can be sought for planned engagements based on budgeted or

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committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.

Pursuant to these procedures, all of the services provided by the Corporation’s external auditor relating to the fees reported as audit, audit-related, tax and other fees were approved by the Audit Committee.

Audit Committee Charter

1	Purpose

The primary objective of the Audit Committee (the “Committee”) of Turquoise Hill Resources Ltd. (the “Corporation”) is to act as a liaison between the Board of Directors of the Corporation (the “Board”) and the Corporation’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to: (a) the accounting and financial reporting processes of the Corporation, including the integrity of the financial statements and other financial information provided by the Corporation to its shareholders, the public and others, (b) the Corporation’s compliance with legal and regulatory requirements, (c) the audit of the Corporation’s financial statements, (d) the qualifications, independence and performance of the Auditors, (e) the Corporation’s risk management and internal financial and accounting controls, and management information systems, including the performance of the Corporation’s internal audit function, and (f) such other matters as shall be mandated under applicable laws, rules and regulations.

2	Organization of the Audit Committee

The Committee shall consist of three or more directors and shall satisfy the independence, financial literacy, expertise and financial experience requirements of applicable securities laws, stock exchanges and any other regulatory requirements. The members of the Committee shall be appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee and serve at the pleasure of the Board. A majority of the members of the Committee shall constitute a quorum. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Nominating and Corporate Governance Committee.

Members of the Committee must be financially literate as the Board interprets such qualification in accordance with applicable Canadian and U.S. securities legislation and regulations, as well as the NYSE standards relating to corporate governance.

No member of the Committee may serve simultaneously on the audit committees of more than three public companies, including the Corporation, unless the Board determines that such simultaneous service would not limit or impair the ability of such members to effectively serve on the Committee. The basis for such determination shall be disclosed as required by law or stock exchange regulation.

The Committee has at all times a direct line of communication with the internal auditors and the Auditors.

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3	Meetings of the Audit Committee

The Committee shall meet as many times as the Committee deems necessary to carry out its duties effectively, but not less frequently than four times per year. The Committee will meet with management, the Corporation’s internal auditors and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. Meetings shall be called by the chair of the Committee or by a majority of the members of the Committee.

The Board, or failing such selection, the members of the Committee, shall select a chair who will preside at each meeting of the Committee.

The chair of the Committee shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee on a timely basis in advance of such meeting.

The Corporation’s internal auditors shall attend any meeting when requested to do so by the chair of the Committee.

4	Responsibilities of the Committee

The Committee shall have the following responsibilities:

(a)	With respect to the Auditors

•

Be directly responsible for the appointment, compensation, retention (including termination) and oversight of the work of any independent registered public accounting firm engaged by the Corporation (including for the purposes of preparing or issuing an audit report or performing other audit, review or attestation services or other work for the Corporation and including the resolution of disagreements between management and the Corporation’s independent registered public accounting firm regarding financial reporting) and ensure that such firm shall report directly to it; recommend to the Board the independent auditors to be nominated for appointment as Auditors of the Corporation at the Corporation’s annual meeting, the remuneration to be paid to the Auditors for services performed during the preceding year; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable. The Committee shall have the sole authority to determine the terms of engagement and the extent of funding necessary (and to be provided by the Corporation) for payment of compensation to the Auditors retained to advise the Committee and ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

•	Annually review the Auditor’s audit plan with the Auditor and management and approve the scope, extent and schedule of such audit plan.

•	Evaluate on an annual basis the performance of the Auditors, including the lead audit partner.

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•	Take reasonable steps to confirm the independence of the Auditors, which include:

o

Reviewing the annual written statement of the Auditors regarding all of their relationships with the Corporation and other engagements that may reasonably be thought to bear on the independence of the Auditors, and discussing any relationships or services that may impact on their objectivity or independence;

o

Approving and overseeing the disclosure of all audit services provided by the external advisors to the Corporation or any of its subsidiaries, pre-approving all non-audit services provided by the Auditors and, exceptionally, approving and overseeing the disclosure of permitted non-audit services to be performed by the Auditors; and

o	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.

•

Review and approve any disclosures required to be included in periodic reports under applicable securities laws, rules and regulations and stock exchange and other regulatory requirements with respect to non-audit services.

•	Consider the tenure of the lead audit partner on the engagement in light of applicable securities laws, stock exchange or applicable regulatory requirements.

•	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, rules and regulations and stock exchange or other regulatory requirements.

•	Review and approve policies for the hiring of employees, partners, former employees or former partners of the Auditors or the Corporation’s former independent auditors.

(b)	With respect to accounting and financial reporting

•

Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Corporation’s annual audited financial statements and accompanying notes, the Auditors’ report thereon and the related press release, including disclosures made in management’s discussion and analysis, and obtain explanations from management on all significant variances with comparative periods, prior to recommending approval by the Board and the release thereof.

•

Review and discuss with management, the financial and accounting officer(s) and the Auditors, the Corporation’s interim financial statements (and the interim profit or loss press release associated therewith), management’s discussion and analysis and the Auditor’s review thereof, before recommending the approval by the Board and the release thereof.

•

Be satisfied that adequate procedures are in place for the review and approval, if required, of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of these procedures.

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•

Review with management and the Auditors the quality and not just the acceptability of the Corporation’s accounting policies and any changes that are proposed to be made thereto, including: (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the Auditors’ preferred treatment, and (iii) any other material communications with management with respect thereto, and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

•	Discuss with the Auditors the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit.

•

Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

•	Review the Corporation’s AIF and Form 40-F and recommend these for approval by the Board.

(c)	With respect to risk management and internal controls

•

Take all reasonable measures to ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review the effectiveness of the implementation of such systems.

•

In consultation with management, the Auditors and the internal audit group, review the adequacy of the Corporation’s internal controls, its disclosure processes and its procedures designed to ensure compliance with laws and regulations, and any special audit steps adopted in light of material control deficiencies.

•

Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation with respect to any matter, including accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of the Corporation of concerns respecting any aspect of the Corporation’s business, including questionable accounting or auditing matters.

(d)	With respect to the internal auditors

•	Monitor the qualifications of the internal auditors.

•

Maintain a direct report relationship with the internal auditors and review: (i) the internal control reports prepared by management, including management’s assessment of the effectiveness of the Corporation’s internal control structure and procedures for financial reporting; and (ii) the performance of the internal auditors on an annual basis.

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•	Discuss with management, the internal auditors and the Auditors any changes in internal control over financial reporting considered for disclosure in the Corporation’s public filings.

•	Review the internal audit plan periodically and monitor its execution.

(e)	With respect to the Committee

•

Review and assess annually its own performance and the adequacy of this Charter and recommend to the Nominating and Corporate Governance Committee any changes to this Charter deemed appropriate by the Committee.

In fulfilling its duties and responsibilities under this Charter, the Committee will be entitled to reasonably rely on (a) the integrity of those persons within the Corporation and of the professionals and experts (such as the Auditors) from which it receives information, (b) the accuracy of the financial and other information provided to the Committee by such persons, professionals or experts, and (c) the representations made by the Auditors as to any services provided by it to the Corporation.

5	Reporting

The chair of the Committee reports regularly to the Board on the business of the Committee as well as at such time and in such manner as the Board may otherwise require.

The Committee shall review with the full Board any issues that have arisen with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of the Corporation’s financial and accounting group.

6	Retention of Independent Advisors

In performing its responsibilities, the Committee may, as required and subject to advising the chairman of the Board, engage an outside advisor for advice and assistance at the expense of the Corporation.

7	Additional

Note that the Corporation is subject to the requirements set forth in the following agreements which may affect the above:

•	The Private Placement Agreement dated October 18, 2006 among the Corporation and Rio Tinto International Holdings Limited;

•	The Heads of Agreement dated December 8, 2010 among the Corporation and Rio Tinto International Holdings Limited;

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•

The Memorandum of Agreement dated April 17, 2012 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated May 22, 2012;

•

The Memorandum of Agreement dated August 23, 2013 among the Corporation, Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited, as amended pursuant to an Amending Agreement dated November 14, 2013; and

•	The Financing Support Agreement dated December 15, 2015 among the Corporation and Rio Tinto plc.

Nothing contained in this Charter is intended to expand applicable standards of conduct under statutory, regulatory or exchange requirements for the directors of the Corporation or the members of the Committee.

SCHEDULE B

GLOSSARY OF TECHNICAL TERMS AND ABBREVIATIONS

Ag: silver. A metal element of economic interest.

anomaly: a departure from the norm which may indicate the presence of mineralisation in the underlying bedrock.

As: arsenic.

Au: gold. A metal element of economic interest.

augite: a monoclinic mineral of the pyroxene group. It appears dark-green to black with prismatic cleavage. It is a common rock-forming mineral in igneous and metamorphic rocks.

basalt: a dark-coloured mafic igneous rocks, commonly extrusive but locally intrusive (e.g., as dikes). It is composed chiefly of calcic plagioclase and clinopyroxene. Nepheline, olivine, orthopyroxene, or quartz may be present in the rocks.

biotite: a monoclinic mineral of the mica group. It is dark brown, dark green, black and is a common rock-forming mineral in crystalline rocks, either as an original crystal in igneous rocks or as a metamorphic product in gneisses and schists.

bornite: an isometric mineral which is metallic. It appears brownish bronze tarnishing to iridescent blue and purple. It is a valuable source of copper.

chalcocite: a form of copper mineral ore that generally contains a high copper content.

chalcopyrite: a form of copper mineral ore that generally contains a low copper content.

concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.

concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.

covellite: a supergene mineral found in copper deposits; a source of copper.

Cu: copper. A metal element of economic interest.

CuEq: a copper equivalent grade, calculated using assumed metal prices for copper, gold and, where applicable, molybdenum.

cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.

dacite: a light gray volcanic rock containing a mixture of plagioclase and other crystalline minerals in glassy silica, similar in appearance to rhyolite.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.

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fold: a curve or bend of a planar structure such as rock strata, bedding planes, foliation, or cleavage. A fold is a product of deformation, although its definition is descriptive and not genetic and may include primary structures.

g: SI unit symbol for gram (one one-thousandth of a kilogram).

gangue: valueless rock or mineral in ore.

granodiorite: a group of coarse-grained plutonic rocks intermediate in composition between quartz diorite and quartz monzonite, containing quartz, plagioclase (oligoclase or andesine), and potassium feldspar, with biotite, hornblende, or, more rarely, pyroxene, as the mafic components.

g/t: grams per tonne.

Ha: SI symbol for hectare.

hypogene: primary mineralisation formed by mineralising solutions emanating up from a deep magnetic source.

intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.

IP: induced polarization.

km: SI unit symbol for kilometre.

koz: thousand ounces.

ktpd: thousand tonnes per day.

lb: pound (mass).

leach: to dissolve minerals or metals out of ore with chemicals.

lithology: the general physical characteristics of rocks in a particular area.

m: SI unit symbol for metre.

Mlb: million pounds.

mm: SI symbol for millimetre.

Mo: molybdenum. A metal element of economic interest.

monzodiorite: a coarse-grained igneous rock consisting of essential plagioclase feldspar, orthoclase feldspar, hornblende, and biotite, with or without pyroxene.

Moz: million troy ounces.

Mt: million tonnes.

oz: troy ounce (mass).

porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) set in a fine-grained ground mass.

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ppm: parts per million.

pyrite: an isometric mineral. It is an accessory in igneous rocks, and in metamorphic rocks, in sedimentary rocks including coal seams and is a source of sulphur which may have included gold.

quartz: a general term for a variety of cryptocrystalline varieties of silica.

RC: reverse circulation method of drilling.

rhyolite: a group of extrusive igneous rocks, typically porphyritic and commonly exhibiting flow texture, with phenocrysts of quartz and alkali feldspar in a glassy to cryptocrystalline groundmass and also refers to any rock in that group. Rhyolite grades into rhyodacite with decreasing alkali feldspar content and into trachyte with a decrease in quartz.

shear zones: volumes of rock deformed by shearing stress under brittle-ductile or ductile conditions, typically in subduction zones at depths down to 10-20 km.

stratigraphic sequence: a chronologic succession of sedimentary rocks from older below to younger above, essentially without interruption.

strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.

supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.

t: metric tonne (1000kg).

tailings: the gangue and other refuse material resulting from the washing, concentration, or treatment of ground ore.

tpd: tonnes per day.

tuff: consolidated pyroclastic rocks.

vein: a zone or belt of mineralisation rock lying within boundaries clearly separating it from neighbouring rock. It includes all deposits of mineral matter found through a mineralisation zone or belt coming from the same source, impressed with the same forms and appearing to have been created by the same processes.

SCHEDULE C

DEPLETION FROM THE MINERAL RESERVES TO DECEMBER 31, 2019

The following is a reconciliation between the Oyu Tolgoi mineral reserves as at December, 31 2015, and the mineral reserves as at December 31, 2019.

The following tables show the depletion of the mineral reserves since December 31, 2015.

Oyut Open Pit Mineral Reserve Depletion

	Classification	Ownership	Mineral Reserve				Contained Metal
			Tonnage	Cu	Au	Ag	Cu	Au	Ag
			(Mt)	(%)	(g/t)	(g/t)	(Mt)	(Moz)	(Moz)
Oyut Mineral Reserve at December 31, 2015	Proven	Oyu Tolgoi LLC	353	0.54	0.35	1.40	1.90	4.00	15.8
	Probable	Oyu Tolgoi LLC	598	0.39	0.23	1.11	2.36	4.47	21.4
	Total (Proven + Probable)	Oyu Tolgoi LLC	951	0.45	0.28	1.22	4.18	8.47	37.2
Oyut Mineral Reserve at December 31, 2019	Proven	Oyu Tolgoi LLC	307	0.52	0.39	1.32	1.59	3.80	13.04
	Probable	Oyu Tolgoi LLC	477	0.39	0.23	1.14	1.87	3.45	17.42
	Total (Proven + Probable)	Oyu Tolgoi LLC	783	0.44	0.29	1.21	3.46	7.25	30.5
Difference between Mineral Reserves	Proven	Oyu Tolgoi LLC	-46	-0.02	0.03	-0.07	-0.30	-0.21	-2.81
	Probable	Oyu Tolgoi LLC	-121	0.00	-0.01	0.02	-0.49	-1.02	-3.98
	Total (Proven + Probable)	Oyu Tolgoi LLC	-167	-0.01	0.01	-0.01	-0.72	-1.22	-6.8
Percentage Change	Proven	Oyu Tolgoi LLC	-13.1%	-3.4%	9.1%	-5.3%	-16.0%	-5.1%	-17.7%
	Probable	Oyu Tolgoi LLC	-20.3%	-0.4%	-3.2%	2.1%	-20.6%	-22.8%	-18.6%
	Total Proven + Probable	Oyu Tolgoi LLC	-17.6%	-1.7%	4.6%	-0.7%	-17.2%	-14.4%	-18.2%

Stockpiles

Stockpile	Classification	Ownership	Mineral Reserve				Contained Metal
			Tonnage	Cu	Au	Ag	Cu	Au	Ag
			(Mt)	(%)	(g/t)	(g/t)	(Mt)	(Moz)	(Moz)
December 31, 2015	Proven	Oyu Tolgoi LLC	37	0.43	0.25	0.77	0.16	0.29	0.90
December 31, 2019	Proven	Oyu Tolgoi LLC	48	0.33	0.12	0.93	0.16	0.19	1.44
Difference	Proven	Oyu Tolgoi LLC	12	-0.11	-0.13	0.16	0.00	-0.10	0.54

- ii -

Hugo North Mineral Reserves Depletion

	Classification	Ownership	Mineral Reserve				Contained Metal
			Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mt)	Au (Moz)	Ag (Moz)
Hugo North Mineral Reserve at December 31, 2015	Probable	Oyu Tolgoi LLC	464.4	1.660	0.338	3.372	7.71	5.05	50.3
	Probable	EJV	34.80	1.593	0.554	3.716	0.55	0.62	4.2
	Total Probable		499.2	1.655	0.353	3.396	8.26	5.67	54.5
Hugo North Mineral Reserve at December 31, 2019	Probable	Oyu Tolgoi LLC	447	1.64	0.34	3.35	7.35	4.83	48.1
	Probable	EJV	32	1.64	0.57	3.84	0.53	0.59	4.0
	Total Probable		479	1.64	0.35	3.38	7.87	5.42	52.1
Difference between Mineral Reserves	Probable	Oyu Tolgoi LLC	-17	-0.02	0.00	-0.02	-0.36	-0.22	-2.2
	Probable	EJV	-3	0.05	0.01	0.12	-0.03	-0.03	-0.2
	Total Probable		-20	-0.01	0.00	-0.01	-0.39	-0.25	-2.4
Percentage Change	Probable	Oyu Tolgoi LLC	-3.7%	-1.1%	-0.7%	-0.7%	-4.7%	-4.3%	-4.3%
	Probable	EJV	-7.7%	3.2%	2.4%	3.4%	-4.8%	-5.5%	-4.6%
	Total Probable		-4.0%	-0.8%	-0.5%	-0.4%	-4.7%	-4.5%	-4.4%

Total Depletion

	Classification	Ownership	Mineral Reserve				Contained Metal
			Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Cu (Mt)	Au (Moz)	Ag (Moz)
Total at December 31, 2015	Proven + Probable	Oyu Tolgoi LLC +EJV	1486	0.85	0.30	1.94	12.6	14.4	92.6
Total at December 31, 2019	Proven + Probable	Oyu Tolgoi LLC +EJV	1311	0.88	0.30	1.99	11.5	12.9	84.0
Depletion through Mining	Proven + Probable	Oyu Tolgoi LLC +EJV	159	0.53	0.29	1.37	0.84	1.49	7.0
Depletion from Other Changes	Proven + Probable	Oyu Tolgoi LLC +EJV	17	1.65	0.17	3.02	0.28	0.09	1.62

Notes to the mineral reserves at December 31, 2015 and to the mineral reserves at December 31, 2019.

1.	CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) were used for reporting of mineral reserves
2.	Assumptions for smelting, refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties are included in the NSR values.
3.	For the Oyut mineral reserves, only measured mineral resources were used to report proven mineral reserves. only indicated mineral resources were used to report probable mineral reserves.
4.	For the Hugo North mineral reserves, measured and indicated mineral resources were used to report probable mineral reserves.
5.	Stockpiles result from mineral reserves mined from the Oyut open pit. Stockpile reserves have not been previously reported by the Corporation.
6.

EJV is the Entrée Joint Venture. The Shivee Tolgoi License and the Javkhlant License are held by Entrée. The Shivee Tolgoi License and the Javkhlant License are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. The Corporation holds a 7.9% interest in Entrée Resources Ltd.

7.	Totals may not match due to rounding.

Notes to the mineral reserves at December 31, 2019

12.	NSR values used for mineral reserves estimation are based on forecast long-term copper, gold, and silver prices of $3.08/lb; $1,292/oz; and $19.00/oz respectively.
13.	Processing and general administration costs used to determine cut-off NSR values vary between $7.18/t and $10.14/t depending on the ore type processed.
14.	The Oyut open pit mineral reserves are the mineral reserves in the pit as at December 31, 2019.
15.

For the Hugo North mineral reserves, an NSR shut off grade of $17.85/t is used to determine the point at which each underground drawpoint is closed. This NSR value is based on an estimated mining, processing and G&A costs ranging from $17.27/t to $17.90/t across five independent ore types.

Notes to the mineral reserves at December 31, 2015

1.	Metal prices used in for estimating NSR values are as follows: copper at US$3.01/lb; gold at US$1,250/oz; and silver at US$20.37/oz.
2.

For the open pit processing and general administration, the following operating costs have been used to determine cut-off grades: Southwest at US$8.37/t, Central Chalcocite, Central Covellite, and Central Chalcopyrite at US$7.25/t.

3.	The Oyut open pit mineral reserves are the mineral reserves in the pit at December 31, 2015.

- iii -

SCHEDULE D

COMPARISON OF MINERAL RESOURCES INCLUSIVE AND EXCLUSIVE OF MINERAL

RESERVES

Oyut Open Pit Mineral Resources, December 31, 2018

Classification	Ownership	Resources Inclusive of Reserves at December 31, 2018				Resources Exclusive of Reserves at December 31, 2018
		Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Measured	Oyu Tolgoi LLC	377	0.52	0.35	1.35	12	0.39	0.36	1.21
Indicated	Oyu Tolgoi LLC	715	0.38	0.23	1.11	90	0.34	0.23	1.06
Measured+ Indicated	Oyu Tolgoi LLC	1,092	0.43	0.27	1.19	102	0.35	0.25	1.08
Inferred	Oyu Tolgoi LLC	389	0.29	0.16	0.86	380	0.29	0.16	0.86

Oyut Underground Mineral Resources, December 31, 2018

Classification	Ownership	Resources Inclusive of Reserves at December 31, 2018				Resources Exclusive of Reserves at December 31, 2018
		Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Measured	Oyu Tolgoi LLC	14	0.40	0.78	1.15	14	0.40	0.77	1.16
Indicated	Oyu Tolgoi LLC	93	0.35	0.59	1.19	94	0.35	0.59	1.19
Measured+ Indicated	Oyu Tolgoi LLC	107	0.35	0.61	1.18	107	0.36	0.61	1.19
Inferred	Oyu Tolgoi LLC	159	0.39	0.32	0.85	158	0.39	0.32	0.86

- iv -

Hugo North Mineral Resources, December 31, 2018

Classification	Ownership	Resources Inclusive of Reserves at December 31, 2018				Resources Exclusive of Reserves at December 31, 2018
		Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Measured	Oyu Tolgoi LLC	98	1.97	0.46	4.48	41	1.56	0.41	3.71
	EJV	1	1.43	0.12	2.86	-	-	-	-
	All Hugo North	99	1.96	0.46	4.46	41	1.56	0.41	3.71
Indicated	Oyu Tolgoi LLC	749	1.56	0.34	3.35	365	1.15	0.30	2.84
	EJV	128	1.65	0.55	4.12	89	1.57	0.53	4.07
	All Hugo North	877	1.57	0.37	3.46	455	1.23	0.34	3.08
Measured+ Indicated	Oyu Tolgoi LLC	847	1.61	0.36	3.48	406	1.19	0.31	2.93
	EJV	129	1.65	0.55	4.11	89	1.57	0.53	4.07
	All Hugo North	976	1.61	0.38	3.56	495	1.26	0.35	3.13
Inferred	Oyu Tolgoi LLC	811	0.77	0.27	2.34	807	0.77	0.27	2.34
	EJV	179	0.99	0.34	2.68	173	0.99	0.35	2.72
	All Hugo North	990	0.81	0.28	2.40	980	0.81	0.28	2.41

The following notes apply to the tables in this Schedule D:

1.	CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) are used for reporting of mineral resources.

2.

For the Oyut deposit, the same mineral resource model has been used to report the mineral resources inclusive and exclusive of mineral reserves. The model used predates the model used to report the mineral resource at December 31, 2019.

3.	The following copper equivalent (CuEq) formulae have been used for cut-off grade determination in each deposit.

Oyut                 CuEq = Cu + ((Au x 1,250 x 0.0321507 x 0.887) + (Ag x 20.37 x 0.0321507 x 0.949)) / (3.01 x 22.0462)

Hugo North      CuEq = Cu + ((Au x 1,250 x 0.0321507 x 0.906) + (Ag x 20.37 x 0.0321507 x 0.941)) / (3.01 x 22.0462)

4.	The metal prices used in determining the CuEq formulae are as follows:

$3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver ($19.90 for Oyut).

5.	The metallurgical recoveries used in determining the CuEq formulae for each deposit:

Oyut deposit:                 Copper 79%, Gold 70%, Silver 75%.

Hugo North deposit:      Copper 92%, Gold 83%, Silver 86%.

6.	For the Oyut mineral resource with open pit mining potential, a cut-off grade of 0.22% CuEq has been used. A cut-off 0.37% CuEq has been used for mineral resources with underground mining potential.

7.	For the Hugo North, a cut-off grade of 0.37% CuEq grade used based on the assumption that the deposit will be mined using an underground mass mining method.

8.	The effective date of the mineral resources estimates is December 31, 2018. The mineral resources exclude any resources mined after the effective date.

9.	Totals may not match due to rounding.

10.

EJV is the Entrée Joint Venture. The Shivee Tolgoi and Javkhlant licenses are held by Entrée. The Shivee Tolgoi and EJV Javkhlant Licenses are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. The Corporation holds a 7.9% interest in Entrée Resources Ltd.

11.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

12.	The Oyut deposit was formerly known as SOT.

13.	The contained copper, gold silver estimates in the tables have not been adjusted for metallurgical recoveries.